Exhibit 99.2

PLAN SUPPORT AGREEMENT

This PLAN SUPPORT AGREEMENT (as amended, supplemented, or otherwise modified from time to time in accordance with the terms hereof, together with all exhibits and schedules attached hereto or incorporated herein, this “Agreement”) dated May 12, 2022 is made among:

(a)	Just Energy Group Inc. (“Just Energy”), Just Energy Corp., Ontario Energy Commodities Inc., Universal Energy Corporation, Just Energy Finance Canada ULC, Hudson Energy Canada Corp., Just Management Corp., 11929747 Canada Inc., 12175592 Canada Inc., JE Services Holdco I Inc., JE Services Holdco II Inc., 8704104 Canada Inc., Just Energy Advanced Solutions Corp., Just Energy (U.S.) Corp., Just Energy Illinois Corp., Just Energy Indiana Corp., Just Energy Massachusetts Corp., Just Energy New York Corp., Just Energy Texas I Corp., Just Energy, LLC, Just Energy Pennsylvania Corp., Just Energy Michigan Corp., Just Energy Solutions Inc., Hudson Energy Services LLC, Hudson Energy Corp., Interactive Energy Group LLC, Hudson Parent Holdings LLC, Drag Marketing LLC, Just Energy Advanced Solutions LLC, Fulcrum Retail Energy LLC, Fulcrum Retail Holdings LLC, Tara Energy, LLC, Just Energy Marketing Corp., Just Energy Connecticut Corp., Just Energy Limited, Just Solar Holdings Corp., Just Energy (Finance) Hungary Zrt., Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy (B.C.) Limited Partnership, Just Energy Québec L.P., Just Energy Trading L.P., Just Energy Alberta L.P., Just Green L.P., Just Energy Prairies L.P., JEBPO Services LLP, and Just Energy Texas LP (collectively, the “Just Energy Entities” or the “Company”);

(b)	LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC, OC II LVS XIV LP, and OC III LFE I LP (each in its capacity as holder of Term Loan Claims (as defined below) and holder of Claims under the DIP Financing (as defined below), collectively, the “Plan Sponsor”);

(c)	Shell Energy North America (Canada) Inc., Shell Energy North America (US), L.P., and Shell Trading Risk Management, LLC (collectively, “Shell”);

(d)	CBHT Energy I LLC, in its capacity as the beneficial holder of the Pre-Filing Claims of BP Canada Energy Group ULC and BP Energy Company (“CBHT”);

(e)	the undersigned financial institutions as lenders under the Credit Agreement (as defined below), in each case solely in its capacity as a holder of Claims under the Credit Agreement (such lenders in such capacity, the “Supporting Secured CF Lenders”), and National Bank of Canada, as administrative agent under the Credit Agreement (in such capacity, the “Credit Facility Agent”); and

(f)	the undersigned holders of, or investment advisors, sub-advisors, or managers of discretionary accounts that hold Claims arising under that certain the First Amended and Restated Loan Agreement, dated as of September 28, 2020, among (i) Just Energy, as borrower, (ii) Computershare Trust Company of Canada, as agent, and (iii) Sagard Credit Partners, LP and the other lenders party thereto (the “Term Loan Claims” and the undersigned holders of Term Loan Claims, excluding the Plan Sponsor, the “Supporting Unsecured Creditors”).

The Just Energy Entities, the Plan Sponsor, Shell after the PSA Shell Effective Date, CBHT after the PSA CBHT Effective Date, the Supporting Secured CF Lenders after the PSA Secured CF Effective Date, the Supporting Unsecured Creditors after the PSA TL Effective Date, and any other Person (as defined in the Bankruptcy Code (as defined below)) that becomes a party hereto in accordance with the terms hereof are referred to herein collectively, as the “Parties” and individually, as a “Party.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Exhibit A.

RECITALS

WHEREAS, on March 9, 2021 (the “Filing Date”), (a) Just Energy and certain of the Just Energy Entities commenced proceedings (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (as amended, the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “CCAA Court”); and (b) the foreign representative for certain of the Just Energy Entities commenced cases (the “Chapter 15 Cases”) under chapter 15 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “US Bankruptcy Court”);

WHEREAS, also on March 9, 2021, (a) the CCAA Court entered an order granting certain relief to Just Energy, including, but not limited to, approval of debtor-in-possession financing (the “DIP Financing”) pursuant to that certain CCAA Interim Debtor-in-Possession Financing Term Sheet (as amended from time to time, the “DIP Term Sheet”); and (b) the US Bankruptcy Court entered an order [Docket No. 23] granting certain relief to the Just Energy Entities, including, but not limited to, authorizing the Just Energy Entities to comply with the terms and conditions of the DIP Financing;

WHEREAS, the Parties have engaged in good faith, arm’s-length negotiations regarding a recapitalization and restructuring and certain related transactions concerning the Company, the terms of which shall be established in a plan of compromise and arrangement in the CCAA Proceedings, which shall be in the form attached hereto as Exhibit B (as may be amended, restated, supplemented, or otherwise modified from time to time in accordance with the terms thereof and this Agreement, the “Plan”), and consistent in all material respects with the restructuring term sheet attached hereto as Exhibit C (as may be amended, restated, supplemented, or otherwise modified from time to time in accordance with this Agreement, the “Restructuring Term Sheet”) (the foregoing, the “Restructuring”);

WHEREAS, contemporaneously with entry into this Agreement, the Company and the Plan Sponsor have entered into the backstop commitment letter attached hereto as Exhibit D (as may be amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms and this Agreement, the “Backstop Commitment Letter”); and

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

AGREEMENT

1.                  PSA Effective Date.

(a)               This Agreement shall become effective, and the obligations contained herein shall become binding upon the Company and the Plan Sponsor upon the first date that this Agreement and the Backstop Commitment Letter each has been executed and delivered by (x) the Company and (y) the Plan Sponsor (such date, the “PSA Effective Date”); provided, however, that until the Authorization Order is granted, the Company’s sole obligations under this Agreement are those set forth in Sections 6(a), (b), (c), (d), (g), (h), (i), and (j) and 11, and in the event the Authorization Order is not granted on or before the applicable Milestone, the Company shall have no obligations hereunder.

(b)               This Agreement shall become effective, and the obligations contained herein shall become binding on Shell (and the reciprocal obligations will become binding on the Company, the Plan Sponsor, and the other Parties), upon the first date (such date, the “PSA Shell Effective Date”) that this Agreement (x) has met the conditions set forth in Section 1(a) and (y) has been executed and delivered by Shell, the Plan Sponsor, CBHT and the Company. For the avoidance of doubt, Shell shall have no obligations under Sections 5, 6, 7, 8, or 10. In the event that the Authorization Order is not granted on or before the applicable Milestone, Shell shall have no obligations hereunder.

(c)               This Agreement shall become effective, and the obligations contained herein shall become binding on CBHT (and the reciprocal obligations will become binding on the Company, the Plan Sponsor, and the other Parties), upon the first date (such date, the “PSA CBHT Effective Date”) that this Agreement (x) has met the conditions set forth in Section 1(a) and (y) has been executed and delivered by CBHT.

(d)               This Agreement shall become effective, and the obligations contained herein shall become binding on a Supporting Secured CF Lender (and the reciprocal obligations will become binding on the Company, the Plan Sponsor, and the other Parties), upon the first date (such date, the “PSA Secured CF Effective Date”) that this Agreement (x) has met the conditions set forth in Section 1(a) and (y) has been executed and delivered by such Supporting Secured CF Lender, the Company, the Plan Sponsor, Shell and CBHT. In the event that the Authorization Order is not granted on or before the applicable Milestone (without regard to any extension of such Milestone after the date hereof, unless the Requisite Supporting Secured CF Lenders have consented thereto), the Supporting Secured CF Lenders shall have no obligations hereunder.

(e)               This Agreement shall become effective, and the obligations contained herein shall become binding on a Supporting Unsecured Creditor (and the reciprocal obligations will become binding on the Company, the Plan Sponsor, and the other Parties), upon the first date (such date, the “PSA TL Effective Date”) that this Agreement (x) has met the conditions set forth in Section 1(a) and (y) has been executed and delivered by such Supporting Unsecured Creditor.

2.            Exhibits and Schedules Incorporated by Reference. The Restructuring Term Sheet, the Backstop Commitment Letter, and any other exhibits attached to the Restructuring Term Sheet, the Backstop Commitment Letter or hereto (and any schedules to such exhibits) (collectively, the “Exhibits and Schedules”) are expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall be deemed to include the Restructuring Term Sheet, the Backstop Commitment Letter, and any other Exhibits and Schedules. In the event of any inconsistency between this Agreement (without reference to the Exhibits and Schedules) and the Exhibits and Schedules (excluding the Plan), this Agreement (without reference to the Exhibits and Schedules) shall govern. In the case of a conflict of the provisions contained in the text of this Agreement and the Restructuring Term Sheet, the text of this Agreement shall govern. In the case of a conflict of the provisions contained in the text of this Agreement and the Plan (when sanctioned by the CCAA Court), the terms of the Plan (when sanctioned by the CCAA Court) shall govern.

3.             Definitive Documents.

(a)          The definitive documents and agreements governing the Restructuring (the “Definitive Documents”) shall consist of: (i) the Restructuring Term Sheet (and all exhibits thereto); (ii) the Plan (and all supplements, including any restructuring steps supplement, and all exhibits thereto); (iii) all solicitation materials in respect of the Plan (the “Solicitation Materials”); (iv) the Authorization Order; (v) the Meetings Order; (vi) the Sanction Order; (vii) the Authorization Recognition Order; (viii) the Meetings Recognition Order; (ix) the Sanction Recognition Order; (x) the corporate governance documents for the reorganized Just Energy Entities, including, but not limited to, any documents concerning preferred or common equity in any of the reorganized Just Energy Entities, which shall be consistent with the governance term sheet attached to the Restructuring Term Sheet; (xi) the New Credit Agreement and any documents related thereto; (xii) the New Intercreditor Agreement; (xiii) the Backstop Commitment Letter and any documents related thereto; (xiv) any new agreements between Shell and any of the Just Energy Entities that are required for the continuation of the provision of products and services by Shell to the applicable Just Energy Entities and any documents related thereto; (xv) such other definitive documentation relating to the Restructuring as is necessary or desirable to consummate the Restructuring and the Plan; and (xvi) solely with respect to the Plan Sponsor, any officer’s employment or consulting agreements, any documents related to the management incentive plan (each of which shall be consistent with the term sheet attached to the Restructuring Term Sheet), and any other key employee retention plan or key employee incentive plan.

(b)           The Definitive Documents not executed or in a form attached to this Agreement, remain subject to negotiation and completion. Upon completion, the Definitive Documents and every other document, deed, agreement, filing, notification, letter, or instrument related to the Restructuring shall contain terms, conditions, representations, warranties, and covenants consistent in all material respects with the terms of this Agreement, as they may be modified, amended, or supplemented in accordance with this Agreement, and shall be subject to the approval requirements set forth herein.

(i)                 Any document that is included within the definition of “Definitive Documents,” including any amendment, supplement, or modification thereof, shall be in form and substance reasonably acceptable to (x) the Just Energy Entities and (y) the Plan Sponsor.

(ii)              If the PSA Shell Effective Date has occurred, then any document that is included within the definition of “Definitive Documents” to which Shell is a signatory shall be in form and substance reasonably acceptable to Shell.

(iii)            If the PSA CBHT Effective Date has occurred, then any document that is included within the definition of “Definitive Documents” to which CBHT is a signatory shall be in form and substance reasonably acceptable to CBHT.

(iv)             If the PSA Secured CF Effective Date has occurred, then any document that is included within the definition of “Definitive Documents” (other than any officer’s employment or consulting agreement), including any amendment, supplement, or modification thereof, shall be in form and substance reasonably acceptable to the Requisite Supporting Secured CF Lenders; provided, however, that the New Credit Agreement and New Intercreditor Agreement shall also be consistent and comply with the term sheets for each attached as exhibits to the Restructuring Term Sheet.

(v)             If the PSA TL Effective Date has occurred, then any document that is included within the definition of “Definitive Documents” to which the Supporting Unsecured Creditors are signatories shall be in form and substance reasonably acceptable to such Supporting Unsecured Creditors that are signatories.

4.             Milestones. The Restructuring shall be implemented on the following timeline (each deadline, as may be extended in accordance with this Agreement, a “Milestone”):

(a)           In connection with the CCAA Proceedings,

(i)               On or before May 26, 2022, the Just Energy Entities shall obtain the Authorization Order and the Meetings Order;

(ii)             On or before June 1, 2022, the Just Energy Entities shall cause the service of the Solicitation Materials;

(iii)            Meetings of the creditors that are eligible to vote on the Plan shall be held no later than August 2, 2022;

(iv)             On or before August 12, 2022, the Just Energy Entities shall obtain the Sanction Order; and

(v)              No later than September 30, 2022 (the “Initial Outside Date”), or such later date or dates as may be determined by the Plan Sponsor on written notice to the other Parties (the “Outside Date”), the Effective Date of the Plan shall occur; provided, however, in the event the Initial Outside Date is not extended, the Initial Outside Date shall be the Outside Date; provided, further, to the extent the only condition to the Effective Date of the Plan that remains outstanding is the receipt of regulatory approval(s), the Outside Date shall be automatically extended for another sixty (60) days, and thereafter, the Plan Sponsor shall have the right to further extend the Outside Date in its sole discretion on written notice to the other Parties.

(b)            In connection with the Chapter 15 Cases,

(i)               The Just Energy Entities shall obtain the Authorization Recognition Order, the Claims Procedure Recognition Order and the Meetings Recognition Order by no later than June 22, 2022 recognizing the Authorization Order and the Meetings Order;

(ii)              Within two (2) business days after the entry of the Sanction Order, the Just Energy Entities shall file a motion for entry of an order recognizing and enforcing the Sanction Order (the “Recognition and Enforcement Motion”);

(iii)            The Just Energy Entities shall facilitate the setting of a hearing before the US Bankruptcy Court on the Recognition and Enforcement Motion to be no later than September 9, 2022; provided, however, all documents required to be served in connection with such hearing shall be served by no later than August 16, 2022 and such hearing shall be set at the earliest date agreed to by the US Bankruptcy Court; and

(iv)             The Just Energy Entities shall obtain the Sanction Recognition Order by no later than September 15, 2022 granting the Recognition and Enforcement Motion.

The Plan Sponsor may extend a Milestone on written notice to the Just Energy Entities and the other Parties (which may be delivered by email), acting reasonably.

5.             Commitments of the Plan Sponsor. Unless inconsistent with the Plan Sponsor’s obligations or rights under the DIP Financing, which obligations and rights shall control in the event of a conflict, and subject to the terms and conditions hereof, the Plan Sponsor shall, from the PSA Effective Date until the occurrence of the PSA Termination Date (as defined below):

(a)           vote or cause to be voted all of its Term Loan Claims against the Just Energy Entities to accept the Plan by delivering duly executed and completed ballots accepting the Plan on a timely basis;

(b)          support the Restructuring and vote and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case in favor of any matter requiring approval to the extent necessary to implement the Restructuring; provided, however, the foregoing shall not require the Plan Sponsor to take or refrain from taking any action that would materially change or impair the terms of the Restructuring or its rights under this Agreement;

(c)           use commercially reasonable efforts to cooperate with and assist the Just Energy Entities in obtaining additional support for the Restructuring from the Just Energy Entities’ other stakeholders; provided, however, the foregoing shall not require the Plan Sponsor to take or refrain from taking any action that would materially change or impair the terms of the Restructuring or its rights under this Agreement;

(d)           act in good faith and take (and cause its agents, representatives, and employees to take) all actions that are reasonably necessary or appropriate, and all actions required by the CCAA Court and/or the US Bankruptcy Court, to support and achieve sanctioning and consummation of the Plan and consummation of all transactions and implementation steps provided for or contemplated in the Restructuring;

(e)               not object to, delay, impede, or take any other action to interfere with sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Restructuring, the Plan, or this Agreement;

(f)                not directly or indirectly (i) solicit approval or acceptance of, encourage, propose, file, support, participate in the formulation of, or vote for, any restructuring, sale of assets, merger, workout, or plan for the Just Energy Entities other than the Plan, or (ii) otherwise take any action that could reasonably be expected to or would interfere with, delay, impede, or postpone the solicitation of acceptances, sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Restructuring, the Plan, or this Agreement;

(g)               not file any motion, pleading, or other document with the US Bankruptcy Court, the CCAA Court, or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with the Restructuring;

(h)               not initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the CCAA Proceedings, the Chapter 15 Cases, this Agreement, or the Restructuring contemplated herein against the Just Energy Entities or the other Parties hereto to the extent such litigation or proceeding is inconsistent with the transactions contemplated by this Agreement, other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement; provided, however, for the avoidance of doubt, as set forth above in this Section, the foregoing shall not affect the Plan Sponsor’s ability to take any action permitted under the DIP Term Sheet or in connection with the DIP Financing;

(i)                 not exercise, or direct any other person to exercise, any right or remedy for the enforcement, collection, or recovery of any Claims or interests in the Just Energy Entities; provided, however, for the avoidance of doubt, as set forth above in this Section, the foregoing shall not affect the Plan Sponsor’s ability to take any action permitted under the DIP Term Sheet or in connection with the DIP Financing;

(j)                 not initiate, or have initiated on its behalf, not object to, delay, impede, or take any other action to interfere with the Just Energy Entities’ ownership and possession of their assets, wherever located, or interfere with the stay imposed by the CCAA Court and the US Bankruptcy Court; provided, however, for the avoidance of doubt, as set forth above in this Section, the foregoing shall not affect the Plan Sponsor’s ability to take any action permitted under the DIP Term Sheet or in connection with the DIP Financing;

(k)               not change or withdraw (or cause to be changed or withdrawn) any vote cast pursuant to Section 5(a) above, other than as expressly permitted by this Agreement; and

(l)                 between the date hereof and the PSA Termination Date, provide prompt written notice to the Just Energy Entities and the other Parties, to the extent known by the Plan Sponsor, of (i) the occurrence, or failure to occur, of any event of which the occurrence or failure to occur would be reasonably likely to cause (A) any representation or warranty of the Plan Sponsor contained in this Agreement to be untrue or inaccurate in any material respect, (B) any covenant of the Plan Sponsor contained in this Agreement not to be satisfied in any material respect, or (C) any condition precedent contained in the Plan or this Agreement not to occur or become impossible to satisfy; or (ii) the receipt of written notice from any third party alleging that the consent of such party is or may be required as a condition precedent to consummation of the transactions contemplated by the Restructuring.

Notwithstanding the foregoing, nothing in this Agreement shall (i) be construed to prohibit the Plan Sponsor from appearing as a party-in-interest in any matter to be adjudicated in the CCAA Proceedings or the Chapter 15 Cases, so long as, from the PSA Effective Date until the occurrence of the applicable PSA Termination Date, such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement and are not for the purpose of hindering, delaying, or preventing the consummation of the Restructuring; (ii) prevent the Plan Sponsor from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; (iii) affect, modify, or change in any way any right of the Plan Sponsor under the DIP Term Sheet and any related documents; (iv) except as otherwise expressly provided in this Agreement, be construed to limit the Plan Sponsor’s rights under any applicable credit agreement, including the DIP Term Sheet, other loan document, instrument, and/or applicable law; (v) affect the rights of the Plan Sponsor to consult with the Just Energy Entities, Shell, CBHT, the Supporting Secured CF Lenders, the Credit Facility Agent, the Supporting Unsecured Creditors, or any other creditor or stakeholder of the Just Energy Entities or any other party in interest in the CCAA Proceedings or the Chapter 15 Cases; provided that, without the written consent (which may be delivered via email) of the Just Energy Entities, the Plan Sponsor shall not consult with any party whom the Just Energy Entities have informed the Plan Sponsor has made an Alternative Restructuring Proposal; (vi) impair or waive the rights of the Plan Sponsor to assert or raise any objection permitted under this Agreement in connection with any hearing on sanctioning of the Plan or in the CCAA Court or the US Bankruptcy Court or prevent the Plan Sponsor from enforcing this Agreement against the Just Energy Entities, Shell, CBHT, the Supporting Secured CF Lenders, the Credit Facility Agent, the Supporting Unsecured Creditors; (vii) based on advice of counsel (which may be in-house counsel), prevent the Plan Sponsor from taking any action that is required by applicable law (provided, however, that if the Plan Sponsor proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, the Plan Sponsor shall provide advance notice to the extent permissible under applicable law to the other Parties at that time to the extent the provision of notice is practicable under the circumstances); provided, further, that, as of the date hereof, the Plan Sponsor represents and warrants to each other Party that the Plan Sponsor is unaware of any such action; (viii) based on advice of counsel (which may be in-house counsel), require the Plan Sponsor to take any action that is prohibited by applicable law or to waive or forego the benefit of any applicable legal privilege (provided, however, that if the Plan Sponsor proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, the Plan Sponsor shall provide advance notice to the extent permissible under applicable law to the other Parties at that time to the extent the provision of notice is practicable under the circumstances); provided, further, that, as of the date hereof, the Plan Sponsor represents and warrants to each other Party that the Plan Sponsor is unaware of any such matter; or (ix) except as otherwise provided in, or envisioned by, this Agreement as of the PSA Effective Date, require the Plan Sponsor to incur any expenses, liabilities, or other obligations, or to agree to any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations.

6.                  Commitments of the Company. Subject to the terms and conditions hereof, and except as the Plan Sponsor may expressly release the Just Energy Entities in writing (which writing may be via email) from any of the following obligations (which release may be withheld, conditioned, or delayed by the Plan Sponsor in its sole discretion) (each such release, a “Section 6 Waiver”):

(a)               each of the Just Energy Entities (i) agrees to (x) support and use commercially reasonable efforts to complete the Restructuring as set forth in the Plan and this Agreement; (y) negotiate in good faith and execute and deliver the Definitive Documents and take any and all steps reasonably necessary and appropriate in furtherance of the Restructuring, the Plan, and this Agreement; and (z) take commercially reasonable efforts to complete the Restructuring in accordance with each Milestone set forth in Section 4; and (ii) shall not (x) file any motion, pleading, or Definitive Documents with the CCAA Court, the US Bankruptcy Court, or any other court (including any modifications or amendments thereof) that, in whole or in part, are inconsistent with this Agreement (including the consent rights of the other Parties set forth herein as to the form and substance of such motion, pleading, or Definitive Document) or the Plan; or (y) undertake any action that is inconsistent with, or is intended to frustrate or impede approval, implementation, and/or consummation of the Restructuring described in, this Agreement, the Restructuring Term Sheet, or the Plan;

(b)               each of the Just Energy Entities agrees to use commercially reasonable efforts to cure, vacate, reverse, set aside, or have overruled any ruling or order of the CCAA Court, the US Bankruptcy Court, any regulatory authority, or any other court of competent jurisdiction (including any appellate court) enjoining or rendering impossible the substantial consummation of the Restructuring;

(c)               each of the Just Energy Entities agrees to provide prompt written notice to the other Parties between the date hereof and the PSA Termination Date of (i) the occurrence, or failure to occur, of any event of which the occurrence or failure to occur would be reasonably likely to cause (x) any representation or warranty of the Just Energy Entities contained in this Agreement to be untrue or inaccurate in any material respect, (y) any covenant of the Just Energy Entities contained in this Agreement not to be satisfied in any material respect, or (z) any condition precedent contained in the Plan or this Agreement not to occur or become impossible to satisfy, (ii) receipt of any written notice from any third party alleging that the consent of such party is or may be required as a condition precedent to consummation of the transactions contemplated by the Restructuring, (iii) receipt of any written notice from any governmental body that is material to the consummation of the transactions contemplated by the Restructuring, and (iv) to the extent involving the Company, any material governmental or third party complaints, litigations, investigations, or hearings (or communications indicating that the same is contemplated or threatened);

(d)               the Just Energy Entities agree to take commercially reasonable efforts to ensure that all consents and approvals necessary for the implementation of the Restructuring (including, without limitation, regulatory, court, and other approvals) shall have been obtained to the satisfaction of the Plan Sponsor, the Credit Facility Agent, and the Just Energy Entities, and that all necessary filings and notifications and similar actions shall have been taken to the satisfaction of the Plan Sponsor, the Credit Facility Agent, and the Just Energy Entities, including without limitation all Regulatory Matters set forth in Section 7 of the Backstop Commitment Letter, prior to the Effective Date provided that in no event would a Just Energy Entity be required to dispose of any assets or agree to any behavioral remedies in connection with obtaining regulatory approvals, unless agreed to by the Plan Sponsor, the Requisite Supporting Secured CF Lenders, Shell, and the Company; provided, further that in connection with obtaining the Transaction Regulatory Approvals (as defined in the Backstop Commitment Letter), no Just Energy Entity shall agree to any of the foregoing items without the prior written consent of the Initial Backstop Parties (as defined in the Backstop Commitment Letter);

(e)               Just Energy agrees to apply for and obtain an order from the applicable Canadian Securities Regulatory Authorities which provides that, as and from the Effective Date of the Plan, Just Energy will have ceased to be a reporting issuer under Canadian securities laws and that no Just Energy Entity will become a reporting issuer under Canadian securities laws as a result of the completion of the Restructuring;

(f)                the Just Energy Entities shall pay the reasonable and documented fees and expenses of the Supporting Creditors (as defined below) incurred in connection with the Restructuring, including, without limitation, the reasonable and documented fees and expenses of such parties’ legal, financial, and other advisors, as and when they come due after receipt of applicable invoices and in accordance with the arrangements in place as of the date of this Agreement, including, without limitation, as set forth in the DIP Term Sheet, or, with respect to any additional fees and expenses, as otherwise agreed to by the Plan Sponsor;

(g)               the Just Energy Entities shall: (i) operate the business of the Just Energy Entities in the ordinary course in a manner that is consistent with this Agreement, and use commercially reasonable efforts to preserve intact the Just Energy Entities’ business organization and relationships with third parties and, subject to (ii) below, its employees (which shall not prohibit the Just Energy Entities from taking actions outside of the ordinary course of business to the extent approved by the CCAA Court and the US Bankruptcy Court, as applicable and with the consent of the Plan Sponsor), (ii) not have disclaimed or terminated any employment or consulting agreement with an officer, director, or member of senior management, other than “for cause,” without the written consent of the Plan Sponsor, (iii) keep the Plan Sponsor, the Supporting Secured CF Lenders, the Credit Facility Agent, and the Supporting Unsecured Creditors informed about the operations of the Just Energy Entities, and (iv) provide each of the other Parties any material information reasonably requested regarding the Just Energy Entities (on a confidential basis) and provide, and direct the Just Energy Entities’ employees, officers, advisors, and other representatives to provide, to the Plan Sponsor’s legal, financial, and other advisors, (x) reasonable access during normal business hours to the Just Energy Entities’ books, records, and facilities (on a confidential basis), and (y) reasonable access to the management and advisors of the Just Energy Entities for the purposes of evaluating the Just Energy Entities’ assets, liabilities, operations, businesses, finances, strategies, prospects, and affairs;

(h)               the Just Energy Entities agree (i) to prepare or cause to be prepared the applicable Definitive Documents within the Just Energy Entities’ control (including all relevant motions, applications, orders, and agreements), (ii) to provide draft copies of all documents, including the Definitive Documents within the Just Energy Entities’ control, that the Just Energy Entities intend to file with the CCAA Court or the US Bankruptcy Court, in each case, to counsel to the Plan Sponsor and Credit Facility Agent at least three (3) days before such documents are to be filed with the CCAA Court and/or the US Bankruptcy Court or as soon as practicable thereafter; provided, that each such pleading or document shall be acceptable to the Plan Sponsor, acting reasonably, and consistent with, and shall otherwise contain, the terms and conditions set forth in this Agreement (including the consent rights of any Party, as may be applicable, set forth herein as to the form and substance of such pleading or document), and (iii) without limiting any approval rights set forth herein, consult in good faith with the advisors to the Plan Sponsor and Credit Facility Agent regarding the form and substance and timing of service and filing of any of the foregoing documents in advance of the filing, execution, distribution, or use (as applicable) thereof;

(i)                 the Just Energy Entities agree to file timely a formal objection to any motion filed with the CCAA Court or the US Bankruptcy Court, as applicable, seeking an order that would undermine the Restructuring or any relief sought in connection therewith; and

(j)                 the Just Energy Entities agree to file timely a formal objection to any motion filed with the CCAA Court or the US Bankruptcy Court, as applicable, by any Person seeking the entry of an order (i) lifting the stay of proceedings in the CCAA Proceedings; (ii) terminating the CCAA Proceedings or converting the CCAA Proceedings to proceedings under the Bankruptcy and Insolvency Act (Canada); (iii) directing the appointment of an examiner or a trustee; (iv) converting any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code; or (v) dismissing any of the Chapter 15 Cases.

7.                  Commitments of the Supporting Secured CF Lenders. Subject to the terms and conditions hereof, each Supporting Secured CF Lender and the Credit Facility Agent shall (severally, and not jointly and severally), solely as it remains the legal owner of Credit Facility Claims and Credit Facility LC Claims, from the PSA Secured CF Effective Date until the occurrence of the PSA Termination Date (as defined below):

(a)               vote or cause to be voted all of its Claims against the Just Energy Entities to accept the Plan by delivering duly executed and completed ballots accepting the Plan on a timely basis;

(b)               support the Restructuring and vote and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case in favor of any matter requiring approval to the extent necessary to implement the Restructuring; provided, however, the foregoing shall not require the Supporting Secured CF Lenders or the Credit Facility Agent to take or refrain from taking any action that would materially change or impair (i) the terms of the Restructuring, (ii) their rights under this Agreement or (iii) their recovery under the Plan;

(c)               use commercially reasonable efforts to cooperate with and assist the Just Energy Entities in obtaining additional support for the Restructuring from the Just Energy Entities’ other stakeholders; provided, however, the foregoing shall not require the Supporting Secured CF Lenders or the Credit Facility Agent to take or refrain from taking any action that would materially change or impair the terms of the Restructuring or their rights under this Agreement;

(d)              act in good faith and take (and cause its agents, representatives, and employees to take) all actions that are reasonably necessary or appropriate, and all actions required by the CCAA Court and/or the US Bankruptcy Court, to support and achieve sanctioning and consummation of the Plan and consummation of all transactions and implementation steps provided for or contemplated in the Restructuring or the Plan;

(e)               not object to, delay, impede, or take any other action to interfere with sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Restructuring, the Plan, or this Agreement;

(f)               not directly or indirectly (i) solicit approval or acceptance of, encourage, propose, file, support, participate in the formulation of, or vote for, any restructuring, sale of assets, merger, workout, or plan for the Just Energy Entities other than the Plan, or (ii) otherwise take any action that would interfere with, delay, impede, or postpone the solicitation of acceptances, sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Plan or this Agreement;

(g)              not file any motion, pleading, or other document with the US Bankruptcy Court, the CCAA Court, or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with the Restructuring;

(h)           not initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Chapter 15 Cases, this Agreement, or the Restructuring contemplated herein against the Just Energy Entities or the other Parties hereto other than to enforce this Agreement, that certain accommodation and support agreement dated March 18, 2021 between the Just Energy Entities, the Credit Facility Agent, and the Supporting Secured CF Lenders (the “Accommodation Agreement”), or any Definitive Document or as otherwise permitted under this Agreement;

(i)                not exercise, or direct any other person to exercise, any right or remedy for the enforcement, collection, or recovery of any Claims or interests in the Just Energy Entities, other than in accordance with the Accommodation Agreement or in a manner consistent with this Agreement;

(j)               not object to, delay, impede, or take any other action to interfere with the Just Energy Entities’ ownership and possession of their assets, wherever located, or interfere with the stay imposed by the CCAA Court and the US Bankruptcy Court, other than in accordance with the Accommodation Agreement;

(k)            not change or withdraw (or cause to be changed or withdrawn) any vote cast pursuant to Section 7(a) above, other than as expressly permitted by this Agreement;

(l)             participate in the New Credit Facility (subject to the terms and conditions of the New Credit Agreement) and enter into the New Intercreditor Agreement on substantially similar terms as the Intercreditor Agreement but subject to the changes set forth in Exhibit F hereto, subject to the implementation of the Plan resulting in, among other things, the transactions contemplated in the Restructuring Term Sheet; and

(m)             between the date hereof and the PSA Termination Date, provide prompt written notice to the other Parties, to the extent known by such Supporting Secured CF Lender or Credit Facility Agent, as the case may be, of (i) the occurrence, or failure to occur, of any event of which the occurrence or failure to occur would be reasonably likely to cause (A) any representation or warranty of the Supporting Secured CF Lender or Credit Facility Agent (as the case may be) be contained in this Agreement to be untrue or inaccurate in any material respect, (B) any covenant of the Supporting Secured CF Lender or Credit Facility Agent (as the case may be) contained in this Agreement not to be satisfied in any material respect, or (C) any condition precedent contained in the Plan or this Agreement not to occur or become impossible to satisfy; or (ii) the receipt of written notice from any third party alleging that the consent of such party is or may be required as a condition precedent to consummation of the transactions contemplated by the Restructuring.

Notwithstanding the foregoing, nothing in this Agreement shall (i) be construed to prohibit any Supporting Secured CF Lender or the Credit Facility Agent from appearing as a party-in-interest in any matter to be adjudicated in the CCAA Proceedings or the Chapter 15 Cases, so long as until the occurrence of the PSA Termination Date applicable to such Supporting Creditor (as defined below), such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement and are not for the purpose of hindering, delaying, or preventing the consummation of the Restructuring; (ii) prevent any Supporting Secured CF Lender or the Credit Facility Agent from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; (iii) direct, modify, or change in any way any right of the Supporting Secured CF Lenders and Credit Facility Agent under the Accommodation Agreement and any related documents; (iv) except as otherwise expressly provided in this Agreement, be construed to limit the rights of any Supporting Secured CF Lender or the Credit Facility Agent under any applicable credit agreement, other loan document, instrument, and/or applicable law; (v) affect the rights of any Supporting Secured CF Lender or the Credit Facility Agent to consult with the other Supporting Secured CF Lenders, the Just Energy Entities, the Plan Sponsor, Shell, CBHT, the Supporting Unsecured Creditors, or any other creditor or stakeholder of the Just Energy Entities or any other party in interest in the CCAA Proceedings or the Chapter 15 Cases; provided that, without the written consent (which may be delivered via email) of the Just Energy Entities, the Supporting Secured CF Lenders shall not consult with any party whom the Just Energy Entities have informed the Supporting Secured CF Lenders has made an Alternative Restructuring Proposal; (vi) impair or waive the rights of any Supporting Secured CF Lender or the Credit Facility Agent to assert or raise any objection permitted under this Agreement in connection with any hearing on sanctioning of the Plan or in the CCAA Court or the US Bankruptcy Court or prevent such Supporting Secured CF Lender or the Credit Facility Agent from enforcing this Agreement against the other Parties; (vii) based on advice of counsel (which may be in-house counsel), prevent any Supporting Secured CF Lender or the Credit Facility Agent from taking any action that is required by applicable law (provided, however, that if any Supporting Secured CF Lender or the Credit Facility Agent proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, such Supporting Secured CF Lender or the Credit Facility Agent shall provide advance notice to the extent permissible under applicable law to the other Parties to the extent the provision of notice is practicable under the circumstances; provided, further, that, as of the date hereof, each Supporting Secured CF Lender represents and warrants to each other Party that it is unaware of any such action); (viii) based on advice of counsel (which may be in-house counsel), require any Supporting Secured CF Lender or the Credit Facility Agent to take any action that is prohibited by applicable law or to waive or forego the benefit of any applicable legal privilege (provided, however, that if any Supporting Secured CF Lender or the Credit Facility Agent proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, such Supporting Secured CF Lender or the Credit Facility Agent, as the case may be, shall provide advance notice to the extent permissible under applicable law to the other Parties to the extent the provision of notice is practicable under the circumstances; provided, further, that, as of the date hereof, such Supporting Secured CF Lender represents and warrants to each other Party that it is unaware of any such matter); or (ix) except as otherwise provided in, or envisioned by, this Agreement as of the PSA Secured CF Effective Date require any Supporting Secured CF Lender or the Credit Facility Agent to incur any expenses, liabilities, or other obligations, or to agree to any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations (other than customary expenses that may be incurred in connection with the New Credit Facility).

8.                 Commitments of the Supporting Unsecured Creditors. Subject to the terms and conditions hereof, each Supporting Unsecured Creditor shall (severally, and not jointly and severally), solely as it remains the legal owner, beneficial owner, and/or investment advisor or manager of or with power and/or authority to bind any Claims against the Just Energy Entities held by it, from the PSA TL Effective Date until the occurrence of the PSA Termination Date (as defined below):

(a)            vote or cause to be voted all of its Claims against the Just Energy Entities to accept the Plan by delivering duly executed and completed ballots accepting the Plan on a timely basis;

(b)           support the Restructuring and vote and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case in favor of any matter requiring approval to the extent necessary to implement the Restructuring; provided, however, the foregoing shall not require the Supporting Unsecured Creditors to take or refrain from taking any action that would materially change or impair the terms of the Restructuring or their rights under this Agreement;

(c)             use commercially reasonable efforts to cooperate with and assist the Just Energy Entities in obtaining additional support for the Restructuring from the Just Energy Entities’ other stakeholders; provided, however, the foregoing shall not require the Supporting Unsecured Creditors to take or refrain from taking any action that would materially change or impair the terms of the Restructuring or their rights under this Agreement;

(d)             act in good faith and take (and cause its agents, representatives, and employees to take) all actions that are reasonably necessary or appropriate, and all actions required by the CCAA Court and/or the US Bankruptcy Court, to support and achieve sanctioning and consummation of the Plan and consummation of all transactions and implementation steps provided for or contemplated in the Restructuring or the Plan;

(e)               not object to, delay, impede, or take any other action to interfere with sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Restructuring, the Plan, or this Agreement;

(f)               not directly or indirectly (i) solicit approval or acceptance of, encourage, propose, file, support, participate in the formulation of, or vote for, any restructuring, sale of assets, merger, workout, or plan for the Just Energy Entities other than the Plan, or (ii) otherwise take any action that would interfere with, delay, impede, or postpone the solicitation of acceptances, sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Plan or this Agreement;

(g)              not file any motion, pleading, or other document with the US Bankruptcy Court, the CCAA Court, or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with the Restructuring;

(h)           not initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Chapter 15 Cases, this Agreement, or the Restructuring contemplated herein against the Just Energy Entities or the other Parties hereto other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement;

(i)               not exercise, or direct any other person to exercise, any right or remedy for the enforcement, collection, or recovery of any Claims or interests in the Just Energy Entities;

(j)               not object to, delay, impede, or take any other action to interfere with the Just Energy Entities’ ownership and possession of their assets, wherever located, or interfere with the stay imposed by the CCAA Court and the US Bankruptcy Court;

(k)            not change or withdraw (or cause to be changed or withdrawn) any vote cast pursuant to Section 8(a) above, other than as expressly permitted by this Agreement; and

(l)             provide prompt written notice to the other Parties, to the extent known by such Supporting Unsecured Creditor, of (i) the occurrence, or failure to occur, of any event of which the occurrence or failure to occur would be reasonably likely to cause (A) any representation or warranty of the Supporting Unsecured Creditors contained in this Agreement to be untrue or inaccurate in any material respect, (B) any covenant of the Supporting Unsecured Creditors contained in this Agreement not to be satisfied in any material respect, or (C) any condition precedent contained in the Plan or this Agreement not to occur or become impossible to satisfy; or (ii) the receipt of written notice from any third party alleging that the consent of such party is or may be required as a condition precedent to consummation of the transactions contemplated by the Restructuring.

Notwithstanding the foregoing, nothing in this Agreement shall (i) be construed to prohibit any Supporting Unsecured Creditor from appearing as a party-in-interest in any matter to be adjudicated in the CCAA Proceedings or the Chapter 15 Cases, so long as, from the PSA TL Effective Date until the occurrence of the applicable PSA Termination Date, such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement and are not for the purpose of hindering, delaying, or preventing the consummation of the Restructuring; (ii) prevent any Supporting Unsecured Creditor from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; (iii) except as otherwise expressly provided in this Agreement, be construed to limit any Supporting Unsecured Creditor’s rights under any applicable credit agreement, other loan document, instrument, and/or applicable law; (iv) affect the rights of any Supporting Unsecured Creditor to consult with other Supporting Unsecured Creditors, the Just Energy Entities, the Plan Sponsor, Shell, CBHT, the Supporting Secured CF Lenders, the Credit Facility Agent or any other creditor or stakeholder of the Just Energy Entities or any other party in interest in the CCAA Proceedings or the Chapter 15 Cases; provided that, without the written consent (which may be delivered via email) of the Just Energy Entities, the Supporting Unsecured Creditors shall not consult with any party whom the Just Energy Entities have informed the Supporting Unsecured Creditors has made an Alternative Restructuring Proposal; (v) impair or waive the rights of any Supporting Unsecured Creditor to assert or raise any objection permitted under this Agreement in connection with any hearing on sanctioning of the Plan or in the CCAA Court or the US Bankruptcy Court or prevent such Supporting Unsecured Creditor from enforcing this Agreement against the other Parties; (vi) based on advice of counsel (which may be in-house counsel), prevent any Supporting Unsecured Creditor from taking any action that is required by applicable law (provided, however, that if any Supporting Unsecured Creditor proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, such Supporting Unsecured Creditor shall provide advance notice to the extent permissible under applicable law to the other Parties to the extent the provision of notice is practicable under the circumstances); provided, further, that, as of the date hereof, the Supporting Unsecured Creditors represent and warrant to each other Party that the Supporting Unsecured Creditors are unaware of any such action); (vii) based on advice of counsel (which may be in-house counsel), require any Supporting Unsecured Creditor to take any action that is prohibited by applicable law or to waive or forego the benefit of any applicable legal privilege (provided, however, that if any Supporting Unsecured Creditor proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, such Supporting Unsecured Creditor shall provide advance notice to the extent permissible under applicable law to the other Parties to the extent the provision of notice is practicable under the circumstances); provided, further, that, as of the date hereof, the Supporting Unsecured Creditors represent and warrant to each other Party that the Supporting Unsecured Creditors are unaware of any such matter); or (viii) except as otherwise provided in, or envisioned by, this Agreement, require any Supporting Unsecured Creditor to incur any expenses, liabilities, or other obligations, or to agree to any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations.

9.                  Commitments of Shell. Subject to the terms and conditions hereof, Shell shall, from the PSA Shell Effective Date until the occurrence of the PSA Termination Date (as defined below):

(a)               support the Restructuring and vote and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case in favor of any matter requiring approval to the extent necessary to implement the Restructuring; provided, however, the foregoing shall not require Shell to take or refrain from taking any action that would materially change or impair (i) the terms of the Restructuring, (ii) its rights under this Agreement or (iii) its recovery under the Plan;

(b)               act in good faith and take (and cause its agents, representatives, and employees to take) all actions that are reasonably necessary or appropriate, and all actions required by the CCAA Court and/or the US Bankruptcy Court, to support and achieve sanctioning and consummation of the Plan and consummation of all transactions and implementation steps provided for or contemplated in the Restructuring;

(c)               not object to, delay, impede, or take any other action to interfere with sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Plan or this Agreement;

(d)               not directly or indirectly (i) solicit approval or acceptance of, encourage, propose, file, support, participate in the formulation of, or vote for, any restructuring, sale of assets, merger, workout, or plan for the Just Energy Entities other than the Plan, or (ii) otherwise take any action that would interfere with, delay, impede, or postpone the solicitation of acceptances, sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Plan or this Agreement;

(e)               not file any motion, pleading, or other document with the US Bankruptcy Court, the CCAA Court, or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with the Restructuring;

(f)                not initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Chapter 15 Cases, this Agreement, or the Restructuring contemplated herein against the Just Energy Entities or the other Parties hereto other than to enforce this Agreement, the Support Agreement dated March 9, 2021 among Shell Energy North America (US), L.P., Shell Energy North America (Canada) Inc., Just Energy Ontario L.P., Just Energy (U.S.) Corp., Just Energy New York Corp., Just Energy Alberta L.P., Fulcrum Retail Holdings LLC, Just Energy Texas LP, Just Energy Solutions Inc., Just Energy Illinois Corp., Just Energy Corp. and Just Green L.P. (the “Shell Commodity Support Agreement”), or any Definitive Document or as otherwise permitted under this Agreement;

(g)               not exercise, or direct any other person to exercise, any right or remedy for the enforcement, collection, or recovery of any Claims or Interests in the Just Energy Entities, other than in accordance with the Shell Commodity Support Agreement;

(h)               not object to, delay, impede, or take any other action to interfere with the Just Energy Entities’ ownership and possession of their assets, wherever located, or interfere with the stay imposed by the CCAA Court and the US Bankruptcy Court;

(i)                 between the date hereof and the PSA Termination Date, provide prompt written notice to the other Parties, to the extent known by Shell, of (i) the occurrence, or failure to occur, of any event of which the occurrence or failure to occur would be reasonably likely to cause (A) any representation or warranty of Shell contained in this Agreement to be untrue or inaccurate in any material respect, (B) any covenant of Shell contained in this Agreement not to be satisfied in any material respect, or (C) any condition precedent contained in the Plan or this Agreement not to occur or become impossible to satisfy; or (ii) the receipt of written notice from any third party alleging that the consent of such party is or may be required as a condition precedent to consummation of the transactions contemplated by the Restructuring; and

(j)                 effective as of the Effective Date of the Plan, (i) to continue to provide commodity supply in accordance with the existing Shell agreements, as may be amended, restated, supplemented and/or replaced by agreement between Shell and the applicable Just Energy Entity to the appropriate Just Energy Entities or additional Just Energy Entities, and (ii) to enter into the New Intercreditor Agreement on substantially similar terms as the Intercreditor Agreement but subject to the changes set forth in Exhibit F hereto; provided that notwithstanding the foregoing, nothing herein shall obligate Shell to continue providing services under the Third Amended and Restated Scheduling Coordinator Agreement dated December 1, 2014 between Shell Energy North America (US), L.P., Just Energy New York Corp., Just Energy (U.S.) Corp. and Just Energy Solutions Inc. (formerly Commerce Energy, Inc.) or any other agreement whereby Shell performs ISO or scheduling services on behalf of any Just Energy Entity whereby a Just Energy Entity has reimbursement obligations to Shell for payments made by Shell on behalf of a Just Energy Entity to an ISO.

Notwithstanding the foregoing, nothing in this Agreement shall (i) be construed to prohibit Shell from appearing as a party-in-interest in any matter to be adjudicated in the CCAA Proceedings or the Chapter 15 Cases, so long as, from the PSA Shell Effective Date until the occurrence of the applicable PSA Termination Date, such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement and are not for the purpose of hindering, delaying, or preventing the consummation of the Restructuring; (ii) prevent Shell from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; (iii) direct, modify, or change in any way any right of Shell under the Shell Commodity Support Agreement; (iv) except as otherwise expressly provided in this Agreement, be construed to limit Shell’s rights under any applicable credit agreement, other loan document, instrument, other commercial agreement with a Just Energy Entity, and/or applicable law; (v) affect the rights of Shell to consult with the Just Energy Entities, the Plan Sponsor, CBHT, the Supporting Secured CF Lenders, the Credit Facility Agent, the Supporting Unsecured Creditors, or any other creditor or stakeholder of the Just Energy Entities or any other party in interest in the CCAA Proceedings or the Chapter 15 Cases; provided that, without the written consent (which may be delivered via email) of the Just Energy Entities, Shell shall not consult with any party whom the Just Energy Entities have informed Shell has made an Alternative Restructuring Proposal; (vi) impair or waive the rights of Shell to assert or raise any objection permitted under this Agreement in connection with any hearing on sanctioning of the Plan or in the CCAA Court or the US Bankruptcy Court or prevent Shell from enforcing this Agreement against the other Parties; (vii) based on advice of counsel (which may be in-house counsel), prevent Shell from taking any action that is required by applicable law (provided, however, that if Shell proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, Shell shall provide advance notice to the extent permissible under applicable law to the other Parties to the extent the provision of notice is practicable under the circumstances); provided, however, that, as of the date hereof, Shell represents and warrants to each other Party that Shell is unaware of any such action); (viii) based on advice of counsel (which may be in-house counsel), require Shell to take any action that is prohibited by applicable law or to waive or forego the benefit of any applicable legal privilege (provided, however, that if Shell proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, Shell shall provide advance notice to the extent permissible under applicable law to the other Parties to the extent the provision of notice is practicable under the circumstances); provided, further, that, as of the date hereof, Shell represents and warrants to each other Party that Shell is unaware of any such matter); or (ix) except as otherwise provided in, or envisioned by, this Agreement as of the PSA Shell Effective Date, require Shell to incur any expenses, liabilities, or other obligations, or to agree to any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations (other than customary expenses that may be incurred in connection with the New Intercreditor Agreement).

10.              Commitments of CBHT. Subject to the terms and conditions hereof, CBHT shall, from the PSA CBHT Effective Date until the occurrence of the PSA Termination Date (as defined below):

(a)               vote or cause to be voted, if applicable, all of its Claims against the Just Energy Entities to accept the Plan by delivering duly executed and completed ballots accepting the Plan on a timely basis;

(b)               support the Restructuring and vote, if applicable, and exercise any powers or rights available to it (including in any board, shareholders’, or creditors’ meeting or in any process requiring voting or approval to which they are legally entitled to participate) in each case in favor of any matter requiring approval to the extent necessary to implement the Restructuring; provided, however, the foregoing shall not require CBHT to take or refrain from taking any action that would materially change or impair the terms of the Restructuring or its rights under this Agreement; provided, further, that, for the avoidance of doubt, subject to the terms of this Agreement, CBHT agrees to the terms of the Restructuring regardless of whether or not CBHT is given voting rights under the Meetings Order with respect to the same;

(c)               use commercially reasonable efforts to cooperate with and assist the Just Energy Entities in obtaining additional support for the Restructuring from the Just Energy Entities’ other stakeholders; provided, however, the foregoing shall not require CBHT to take or refrain from taking any action that would materially change or impair the terms of the Restructuring or its rights under this Agreement;

(d)               act in good faith and take (and cause its agents, representatives, and employees to take) all actions that are reasonably necessary or appropriate, and all actions required by the CCAA Court and/or the US Bankruptcy Court, to support and achieve sanctioning and consummation of the Plan and consummation of all transactions and implementation steps provided for or contemplated in the Restructuring;

(e)               not object to, delay, impede, or take any other action to interfere with sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Plan or this Agreement;

(f)                not directly or indirectly (i) solicit approval or acceptance of, encourage, propose, file, support, participate in the formulation of, or vote for, any restructuring, sale of assets, merger, workout, or plan for the Just Energy Entities other than the Plan, or (ii) otherwise take any action that would interfere with, delay, impede, or postpone the solicitation of acceptances, sanctioning, consummation, or implementation of the Plan or the transactions contemplated by the Plan or this Agreement;

(g)               not initiate, or have initiated on its behalf, any litigation or proceeding of any kind with respect to the Chapter 15 Cases, this Agreement, or the Restructuring contemplated herein against the Just Energy Entities or the other Parties hereto other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement;

(h)               not exercise, or direct any other person to exercise, any right or remedy for the enforcement, collection, or recovery of any Claims or interests in the Just Energy Entities;

(i)                 not object to, delay, impede, or take any other action to interfere with the Just Energy Entities’ ownership and possession of their assets, wherever located, or interfere with the stay imposed by the CCAA Court and the US Bankruptcy Court;

(j)                 not file any motion, pleading, or other document with the US Bankruptcy Court, the CCAA Court, or any other court (including any modifications or amendments thereof) that, in whole or in part, is not materially consistent with the Restructuring;

(k)               not change or withdraw (or cause to be changed or withdrawn) any vote cast pursuant to Section 9(a) above, other than as expressly permitted by this Agreement;

(l)                 request that BP Canada Energy Group ULC and/or BP Energy Company promptly turnover to Hudson Energy Services, LLC, any and all applicable proceeds received by BP Canada Energy Group ULC and/or BP Energy Company under Texas House Bill 4492 and shall comply in all respects with the final orders signed on October 13, 2021 by the Public Utility Commission of Texas;

(m)             between the date hereof and the PSA Termination Date, provide prompt written notice to the other Parties, to the extent known by CBHT, of (i) the occurrence, or failure to occur, of any event of which the occurrence or failure to occur would be reasonably likely to cause (A) any representation or warranty of CBHT contained in this Agreement to be untrue or inaccurate in any material respect, (B) any covenant of CBHT contained in this Agreement not to be satisfied in any material respect, or (C) any condition precedent contained in the Plan or this Agreement not to occur or become impossible to satisfy; or (ii) the receipt of written notice from any third party alleging that the consent of such party is or may be required as a condition precedent to consummation of the transactions contemplated by the Restructuring.

Notwithstanding the foregoing, nothing in this Agreement shall (i) be construed to prohibit CBHT from appearing as a party-in-interest in any matter to be adjudicated in the CCAA Proceedings or the Chapter 15 Cases, so long as, from the PSA CBHT Effective Date until the occurrence of the applicable PSA Termination Date, such appearance and the positions advocated in connection therewith are not inconsistent with this Agreement and are not for the purpose of hindering, delaying, or preventing the consummation of the Restructuring; (ii) prevent CBHT from enforcing this Agreement or contesting whether any matter, fact, or thing is a breach of, or is inconsistent with, this Agreement; (iii) except as otherwise expressly provided in this Agreement, be construed to limit CBHT’s rights under any applicable credit agreement, other loan document, instrument, and/or applicable law; (iv) affect the rights of CBHT to consult with the Just Energy Entities, the Plan Sponsor, Shell, the Supporting Secured CF Lenders, the Credit Facility Agent, the Supporting Unsecured Creditors or any other creditor or stakeholder of the Just Energy Entities or any other party in interest in the CCAA Proceedings or the Chapter 15 Cases; provided that, without the written consent (which may be delivered via email) of the Just Energy Entities, CBHT shall not consult with any party whom the Just Energy Entities have informed CBHT has made an Alternative Restructuring Proposal; (v) impair or waive the rights of CBHT to assert or raise any objection permitted under this Agreement in connection with any hearing on sanctioning of the Plan or in the CCAA Court or the US Bankruptcy Court or prevent CBHT from enforcing this Agreement against the other Parties; (vi) based on advice of counsel (which may be in-house counsel), prevent CBHT from taking any action that is required by applicable law (provided, however, that if CBHT proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, CBHT shall provide advance notice to the extent permissible under applicable law to the other Parties to the extent the provision of notice is practicable under the circumstances); provided, further, that, as of the date hereof CBHT represents and warrants to each other Party that CBHT is unaware of any such action; (vii) based on advice of counsel (which may be in-house counsel), require CBHT to take any action that is prohibited by applicable law or to waive or forego the benefit of any applicable legal privilege (provided, however, that if CBHT proposes to take any action that is otherwise inconsistent with this Agreement in order to comply with applicable law, CBHT shall provide at advance notice to the extent permissible under applicable law to the other Parties to the extent the provision of notice is practicable under the circumstances); provided, further, that, as of the date hereof, CBHT represents and warrants to each other Party that CBHT is unaware of any such matter); or (viii) except as otherwise provided in, or envisioned by, this Agreement as of the PSA CBHT Effective Date, require CBHT to incur any expenses, liabilities, or other obligations, or to agree to any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations.

11.              Additional Provisions Regarding the Just Energy Entities.

(a)               Without the prior written consent of the Plan Sponsor, from and after the PSA Effective Date, Just Energy shall not, and shall not cause or allow any of its subsidiaries or affiliates, or its or their directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other advisors or representatives to, directly or indirectly, solicit, initiate, or knowingly take any actions to encourage the submission of any Alternative Restructuring Proposal.

(b)           Except as set forth in Section 11(c), notwithstanding anything to the contrary in this Agreement, each Just Energy Entity and its respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall have the right to: (i) consider and respond to any Alternative Restructuring Proposals; (ii) provide access to non-public information concerning the Company pursuant to a confidentiality or nondisclosure agreement to any Person or enter into confidentiality agreements or nondisclosure agreements with any Person that has made an Alternative Restructuring Proposal, provided that such confidentiality or nondisclosure agreements entered into after the date of this Agreement do not restrict the Just Energy Entities’ ability to comply with their obligations under this Section 11; (iii) engage in, maintain, or continue discussions or negotiations with respect to Alternative Restructuring Proposals including facilitate the due diligence process in connection with any Alternative Restructuring Proposal consistent with the terms of clause (ii) above; (iv) otherwise cooperate with, assist, or participate in any unsolicited inquiries, proposals, discussions, or negotiation of Alternative Restructuring Proposals; (v) enter into or continue discussions or negotiations with holders of claims against, or interests in, a Just Energy Entity (including any Supporting Creditor), any other party in interest in the CCAA Proceedings or the Chapter 15 Cases, or any other entity regarding the Restructuring or Alternative Restructuring Proposals; and (vi) enter into an agreement with respect to an Alternative Restructuring Proposal if, following receipt of legal and financial advice, and having regard to the approvals that would be required to implement such transaction, the board of directors of Just Energy determines that the terms of such Alternative Restructuring Proposal are more favourable to the Just Energy Entities and their stakeholders than the Restructuring (a “Superior Proposal”). The Just Energy Entities shall provide on a confidential basis to the legal counsel and financial advisors of the Plan Sponsor and the Supporting Secured CF Lenders (A) copies (or if not provided to the Just Energy Entities in writing, a detailed description) of any Alternative Restructuring Proposal no later than one (1) calendar day following receipt thereof by the Just Energy Entities or their advisors and (B) such other information as reasonably requested by the Plan Sponsor’s or the Supporting Secured CF Lenders’ legal counsel and financial advisors or as necessary to keep the Plan Sponsor and the Supporting Secured CF Lenders informed no later than one (1) calendar day after any such request or any material change to the proposed terms of any Alternative Restructuring Proposal as to the terms of any Alternative Restructuring Proposal (including any changes to the proposed terms thereof) and the status and substance of discussions related thereto.

(c)           Notwithstanding anything to the contrary in this Agreement, no Just Energy Entity or any of its respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives may, from and after the PSA Effective Date, solicit an Alternative Restructuring Proposal and compliance with this Agreement requires that any action taken pursuant to Section 11(b) by any Just Energy Entity or any of its respective directors, officers, employees, investment bankers, attorneys, accountants, consultants, and other advisors or representatives shall be taken with respect solely to any Alternative Restructuring Proposal that the Just Energy Entities do not solicit from and after the PSA Effective Date. Actions permitted by Section 11(b) shall not, by themselves, constitute a default under the DIP Financing.

12.           Termination.

(a)           Plan Sponsor Termination Events. The Plan Sponsor shall have the right, but not the obligation, to terminate this Agreement with respect to the Plan Sponsor upon delivery of written notice to the other Parties at any time after the occurrence of or during the continuation of any of the following events, unless waived in writing on a prospective or retroactive basis by the Plan Sponsor:

(i)               upon termination of the Backstop Commitment Letter;

(ii)              the failure to meet any of the Milestones in Section 4 (as they may be extended in accordance with Section 4) unless such failure is the result of any act, omission, or delay on the part of the Plan Sponsor;

(iii)            if the CCAA Proceedings are dismissed, terminated, stayed, modified, or converted to a proceeding under the Bankruptcy and Insolvency Act (Canada) or Winding-Up and Restructuring Act (Canada);

(iv)             if the US Bankruptcy Court enters an order (a) dismissing any of the Chapter 15 Cases, (b) converting any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (c) appointing a trustee or an examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

(v)               if the Just Energy Entities file any motion or any request for relief seeking to (x) dismiss any of the Chapter 15 Cases, (y) convert any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (z) appoint a trustee or examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

(vi)             upon the Just Energy Entities’ withdrawal, waiver, amendment, or modification of, or the filing of (or announced intention to file) a pleading seeking to withdraw, waive, amend, or modify any of the Definitive Documents, including motions, notices, exhibits, appendices and orders, that is both not consistent in all material respects with this Agreement and not done with the consent of the Plan Sponsor;

(vii)          any condition precedent contained in the Plan becomes incapable of being satisfied;

(viii)        the issuance by any governmental authority, including the CCAA Court or the US Bankruptcy Court, any regulatory authority, or any other court of competent jurisdiction, of any ruling or order the effect of which would be materially inconsistent with the purpose or intention of this Agreement, the Restructuring, or the Plan or enjoining or otherwise impeding the substantial consummation of the Restructuring on the terms and conditions set forth in this Agreement, or the Plan; provided, however, that the Plan Sponsor shall not have the right to terminate under this clause if the Just Energy Entities are using commercially reasonable efforts to cure, vacate, reserve, set aside, or have overruled as quickly as possible such ruling or order to obtain relief that would allow consummation of the Restructuring in a manner that (x) does not prevent or diminish in a material way compliance with the terms of this Agreement or the Plan and (y) is acceptable to the Plan Sponsor;

(ix)             a material breach by any Just Energy Entity of any representation, warranty, or covenant of such Just Energy Entity set forth in this Agreement that (to the extent curable) remains uncured for a period of ten (10) days after the receipt by the Just Energy Entities of written notice detailing such breach;

(x)               the Just Energy Entities file, propose, or otherwise support any plan of liquidation, share or asset sale of all or any material portion of any of the Just Energy Entities’ material assets, or plan other than as contemplated by this Agreement or with the consent of the Plan Sponsor;

(xi)             an order is entered by the CCAA Court or the US Bankruptcy Court authorizing any party to proceed against any material asset of any of the Just Energy Entities or any assets that would materially and adversely affect the Just Energy Entities’ ability to operate their business in the ordinary course;

(xii)          a failure by the Just Energy Entities to pay the fees and expenses of the Plan Sponsor or the DIP Lenders, including but not limited to the Plan Sponsor’s or the DIP Lenders’ legal, financial, and any other advisors, as and when due pursuant to the terms of any applicable engagement letters and any applicable orders of the CCAA Court or the US Bankruptcy Court;

(xiii)        the entry of an order by any court of competent jurisdiction granting the relief sought in an involuntary proceeding against any entity constituting the Just Energy Entities seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, reorganization, or other relief in respect of any entity comprising the Just Energy Entities or the Just Energy Entities’ debts, or of a substantial part of the Just Energy Entities’ assets, under any federal, state, or foreign bankruptcy, insolvency, administrative, receivership, or similar law now or hereafter in effect (provided that such involuntary proceeding is not dismissed within a period of thirty (30) days after the filing thereof);

(xiv)         if any of the Just Energy Entities (a) consents to the institution of, or fails to contest in a timely and appropriate manner, any involuntary proceeding or petition described above, (b) applies for or consents to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator, or similar official for the Just Energy Entities or for a substantial part of the Just Energy Entities’ assets, (c) files an answer admitting the material allegations of a petition filed against it in any such proceeding, (d) makes a general assignment or arrangement for the benefit of creditors, or (e) takes any corporate action for the purpose of authorizing any of the foregoing;

(xv)           the occurrence of an Event of Default under Sections 25(a), 25(b)(ii) (provided that the failure to deliver any Cash Flow Statement by the date set out in Section 18 of the DIP Term Sheet continues for three (3) Business Days), 25(b)(iii) (solely with respect to Section 35 of the DIP Term Sheet), 25(e) (solely with respect to: (y) the affirmative covenants in clauses (1) and/or (21) on Schedule H of the DIP Term Sheet (and in the case of covenant (21) excluding any Material Contract or Material License terminated (A) with the prior written consent of (I) the Monitor and the Plan Sponsor or (II) the CCAA Court or (B) solely as a result of entering into this Agreement and/or the Backstop Commitment Letter); and/or (z) the negative covenants in Schedule I of the DIP Term Sheet), 25(f), 25(j), 25(k), 25(l), 25(m), and/or 25(p) of the DIP Term Sheet, in each case that has not been cured (if susceptible to cure) or waived by the applicable percentage of the lenders thereunder in accordance with the terms of the DIP Term Sheet, and the obligations under the DIP Term Sheet have been accelerated;

(xvi)         upon (a) a filing by any of the Just Energy Entities of any motion, objection, application, or adversary proceeding challenging the validity, enforceability, perfection or priority of, or seeking avoidance, subordination, or characterization of, any portion of the Plan Sponsor’s or any of its affiliates’ claims against any of the Just Energy Entities, and/or the liens securing any such claims or asserting any other claim or cause of action against and/or with respect to any such claims, liens, the Plan Sponsor, or the agent under any of the relevant facilities (or if any Just Energy Entity files a pleading supporting any such motion, application, or adversary proceeding commenced by any third party) or (b) the entry of an order by the CCAA Court or the US Bankruptcy Court (other than with respect to any action commenced by the Just Energy Entities against ERCOT) providing relief adverse to the interests of the Plan Sponsor or any of its affiliates or the agent under any relevant facilities with respect to any of the foregoing claims, causes of action, or proceedings, but excluding preliminary or final relief granting standing to any other party to prosecute such claims, causes of action or proceeding;

(xvii)         if the board of directors, board of managers, or such similar governing body of any Just Energy Entity makes the determination to proceed with, and accept, a definitive Alternative Restructuring Proposal or a definitive Superior Proposal; or

(xviii)        any other Party terminates its obligations under this Agreement.

(b)           Company Termination Events. The Just Energy Entities may terminate this Agreement, in each case, upon delivery of written notice to the other Parties upon the occurrence of any of the following events:

(i)                 a material breach by the Plan Sponsor of any representation, warranty, or covenant set forth in this Agreement that (to the extent curable) remains uncured for a period of ten (10) days after the receipt by the Plan Sponsor of written notice detailing such breach;

(ii)              the termination of the Backstop Commitment Letter;

(iii)            the failure to meet any of the Milestones in Section 4 unless (x) such failure is the result of any act, omission, or delay on the part of the Just Energy Entities or (y) such Milestone is extended in accordance with Section 4;

(iv)             the board of directors, board of managers, or such similar governing body of any Just Energy Entity determines, upon the advice of outside legal counsel and financial advisors, that (A) proceeding with the Restructuring would be inconsistent with the exercise of its fiduciary duties or applicable law or (B) in the exercise of its fiduciary duties, to pursue a Superior Proposal in accordance with Section 11;

(v)               (A) any condition precedent contained in the Plan that cannot be waived becomes incapable of being satisfied (including, for the avoidance of doubt, if approval by the Required Majorities is not obtained at the Meeting); and (B)(x) any condition precedent contained in the Plan that can be waived by a party other than the Company becomes incapable of being satisfied, and (y) the Company has requested a waiver of such condition precedent and such waiver has been denied;

(vi)             the issuance by any governmental authority, including the CCAA Court or the US Bankruptcy Court, any regulatory authority, or any other court of competent jurisdiction, of any final ruling or Final Order enjoining or otherwise impeding the substantial consummation of the Restructuring on the terms and conditions set forth in this Agreement, or the Plan; provided, however, that the Just Energy Entities have made commercially reasonable efforts to cure, vacate, reserve, set aside, or have overruled as quickly as possible such final ruling or Final Order prior to terminating this Agreement; or

(vii)           any other Party terminates its obligations under this Agreement and such termination either (A) renders the Restructuring incapable of consummation or (B) materially changes the overall economic terms of the Restructuring in a manner that is adverse to the Just Energy Entities (which would include Shell failing to confirm, in writing, to the Just Energy Entities and the Plan Sponsor that (x) it will not exercise any termination rights under Continuing Contracts (as defined in the Plan) solely as a result of the Restructuring, and (y) all existing and future trades will be provided for under the Continuing Contracts (as may be amended, restated, supplemented, and/or replaced by the Just Energy Entities and Shell from time to time following the Effective Date) or new arrangements, in each case, in accordance with the terms thereof and subject to the terms of the New Intercreditor Agreement, or the New Credit Agreement not being entered into);

(c)            Supporting Secured CF Lender Termination Events. The Requisite Supporting Secured CF Lenders1 shall have the right, but not the obligation, to terminate this Agreement upon delivery of written notice to the other Parties at any time after the occurrence of or during the continuation of any of the following events (each, a “Credit Facility Lender Termination Event”), unless waived in writing on a prospective or retroactive basis by the applicable Requisite Supporting Secured CF Lenders (provided, however, that any such termination shall only be with respect to the applicable Supporting Secured CF Lenders and the Credit Facility Agent, and this Agreement shall remain in full force and effect as to the other Parties hereto at such time, and the term “Parties” shall thereafter exclude the applicable Supporting Secured CF Lenders and the Credit Facility Agent):

(i)               upon termination of the Backstop Commitment Letter;

(ii)              if the Effective Date of the Plan has not occurred by November 15, 2022 (the “Initial Secured CF Lenders Outside Date”); provided that, if the Effective Date of the Plan will not occur by the Initial Secured CF Lenders Outside Date solely as a result of a failure to satisfy the condition set forth in Section 10.1(q) of the Plan (other than those conditions that by their nature can only be satisfied at the Effective Date, but are capable of being satisfied at such time) then the Initial Secured CF Lenders Outside Date shall automatically be extended until December 31, 2022 upon written notice given on or before the Initial Secured CF Lenders Outside Date (which notice may be by email) to the Credit Facility Agent or its counsel that there is a reasonable expectation that the condition will be satisfied by December 31, 2022, which notice may be from either the Company or the Plan Sponsor (or their respective counsel);

(iii)            if the CCAA Proceedings are dismissed, terminated, stayed, modified, or converted to a proceeding under the Bankruptcy and Insolvency Act (Canada) or Winding-Up and Restructuring Act (Canada);

(iv)             if the US Bankruptcy Court enters an order (a) dismissing any of the Chapter 15 Cases, (b) converting any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (c) appointing a trustee or an examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

[1]	The holders of in excess of 66 2/3% of the Credit Facility Claims shall be the “Requisite Supporting Secured CF Lenders.”

(v)               the Just Energy Entities file any motion or any request for relief seeking to (x) dismiss any of the Chapter 15 Cases, (y) convert any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (z) appoint a trustee or examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

(vi)             upon the Just Energy Entities’ withdrawal, waiver, amendment, or modification, or the filing of (or announced intention to file) a pleading seeking to withdraw, waive, amend, or modify any of the Definitive Documents, including motions, notices, exhibits, appendices and orders, that is both not consistent in all material respects with this Agreement and not done with the consent of the Requisite Supporting Secured CF Lenders;

(vii)          any condition precedent contained in the Plan or the New Credit Agreement becomes incapable of being satisfied or any condition precedent contained in the Plan is waived without the consent of the Requisite Supporting Secured CF Lenders;

(viii)         the issuance by any governmental authority, including the CCAA Court or the US Bankruptcy Court, any regulatory authority, or any other court of competent jurisdiction, of any final ruling or Final Order, the effect of which would be materially inconsistent with the purpose or intention of this Agreement, the Restructuring, or the Plan, or enjoining or otherwise impeding the substantial consummation of the Restructuring on the terms and conditions set forth in this Agreement, or the Plan; provided, however, that the Supporting Secured CF Lenders shall not have the right to terminate under this clause if the Just Energy Entities are using commercially reasonable efforts to cure, vacate, reserve, set aside, or have overruled as quickly as possible such final ruling or Final Order to obtain relief that would allow consummation of the Restructuring in a manner that (x) does not prevent or diminish in a material way compliance with the terms of this Agreement or the Plan and (y) is acceptable to the Requisite Supporting Secured CF Lenders;

(ix)             a material breach by any Just Energy Entity of any representation, warranty, or covenant of such Just Energy Entity set forth in this Agreement that (to the extent curable) remains uncured for a period of ten (10) days after the receipt by the Just Energy Entities of written notice detailing such breach;

(x)               the Just Energy Entities file, propose, or otherwise support any plan of liquidation, share or asset sale of all or any material portion of any of the Just Energy Entities’ material assets, or plan other than as contemplated by this Agreement (A) that materially and adversely affects the treatment, rights or interests of the Supporting Secured CF Lenders as compared to the treatment, rights or interests of the Supporting Secured CF Lenders hereunder and under the Plan and (B) without the consent of the Requisite Supporting Secured CF Lenders;

(xi)             an order is entered by the CCAA Court or the US Bankruptcy Court authorizing any party to proceed against any material asset of any of the Just Energy Entities or any assets that would materially and adversely affect the Just Energy Entities’ ability to operate their business in the ordinary course;

(xii)           a failure by the Just Energy Entities to pay the fees and expenses of the Supporting Secured CF Lenders and Credit Facility Agent, including but not limited to the legal, financial, and any other advisors of the Supporting Secured CF Lenders and Credit Facility Agent, as and when due pursuant to the terms of any applicable engagement letters and any applicable orders of the CCAA Court or the US Bankruptcy Court;

(xiii)           the entry of an order by any court of competent jurisdiction granting the relief sought in an involuntary proceeding against any entity constituting the Just Energy Entities seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, reorganization, or other relief in respect of any entity comprising the Just Energy Entities or the Just Energy Entities’ debts, or of a substantial part of the Just Energy Entities’ assets, under any federal, state, or foreign bankruptcy, insolvency, administrative, receivership, or similar law now or hereafter in effect (provided that such involuntary proceeding is not dismissed within a period of thirty (30) days after the filing thereof);

(xiv)          if any of the Just Energy Entities (a) consents to the institution of, or fails to contest in a timely and appropriate manner, any involuntary proceeding or petition described above, (b) applies for or consents to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator, or similar official for the Just Energy Entities or for a substantial part of the Just Energy Entities’ assets, (c) files an answer admitting the material allegations of a petition filed against it in any such proceeding, (d) makes a general assignment or arrangement for the benefit of creditors, or (e) takes any corporate action for the purpose of authorizing any of the foregoing;

(xv)           the obligations of the Company under the DIP Term Sheet are accelerated or the commitments under the DIP Term Sheet are terminated;

(xvi)         upon (a) a filing by any of the Just Energy Entities of any motion, objection, application, or adversary proceeding challenging the validity, enforceability, perfection or priority of, or seeking avoidance, subordination, or characterization of, any portion of the Supporting Secured CF Lenders’ or any of their affiliates’ claims against any of the Just Energy Entities, and/or the liens securing any such claims or asserting any other claim or cause of action against and/or with respect to any such claims, liens, the Supporting Secured CF Lenders or the Credit Facility Agent (or if any Just Energy Entity files a pleading supporting any such motion, application, or adversary proceeding commenced by any third party); or (b) the entry of an order by the CCAA Court or the US Bankruptcy Court (other than with respect to any action commenced by the Just Energy Entities against ERCOT) providing relief adverse to the interests of the Supporting Secured CF Lenders or the Credit Facility Agent with respect to any of the foregoing claims, causes of action, or proceedings, but excluding preliminary or final relief granting standing to any other party to prosecute such claims, causes of action or proceeding;

(xvii)        if the board of directors, board of managers, or such similar governing body of any Just Energy Entity makes the determination to proceed with, and accept, a definitive Alternative Restructuring Proposal or a definitive Superior Proposal;

(xviii)        the Plan Sponsor, Shell or CBHT terminates its obligations under this Agreement; or

(xix)         Just Energy Entities’ failure to obtain the Authorization Order on or before May 26, 2022, hold the meetings of creditors eligible to vote on the Plan on or before August 2, 2022, obtain the Sanction Order on or before August 12, 2022, or obtain the Sanction Recognition Order on or before September 15, 2022 (without regard to any extension after the date hereof, unless the Requisite Supporting Secured CF Lenders have consented thereto); or

(xx)           a Section 6 Waiver is given by the Plan Sponsor without the consent of the Requisite Supporting Secured CF Lenders, unless such Section 6 Waiver relates exclusively to an obligation of the Just Energy Entities to the Plan Sponsor and such waiver has no direct or indirect materially adverse effect on the Supporting Secured CF Lenders or the Credit Facility Agent.

(d)           Supporting Unsecured Creditor Termination Events. The Requisite Supporting Unsecured Creditors2 shall have the right, but not the obligation, to terminate this Agreement upon delivery of written notice to the other Parties at any time after the occurrence of or during the continuation of any of the following events, unless waived in writing on a prospective or retroactive basis by the applicable Requisite Supporting Unsecured Creditors (provided, however, that any such termination shall only be with respect to the applicable Supporting Unsecured Creditors, and this Agreement shall remain in full force and effect as to the other Parties hereto at such time, and the term “Parties” shall thereafter exclude the applicable Supporting Unsecured Creditors):

(i)               if the CCAA Proceedings are dismissed, terminated, stayed, modified, or converted to a proceeding under the Bankruptcy and Insolvency Act (Canada) or Winding-Up and Restructuring Act (Canada);

(ii)              if the US Bankruptcy Court enters an order (a) dismissing any of the Chapter 15 Cases, (b) converting any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (c) appointing a trustee or an examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

(iii)            the Just Energy Entities file any motion or any request for relief seeking to (x) dismiss any of the Chapter 15 Cases, (y) convert any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (z) appoint a trustee or examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

(iv)             the issuance by any governmental authority, including the CCAA Court or the US Bankruptcy Court, any regulatory authority, or any other court of competent jurisdiction, of any final ruling or Final Order enjoining or otherwise impeding the substantial consummation of the Restructuring on the terms and conditions set forth in this Agreement, or the Plan; provided, however, that the Supporting Unsecured Creditors shall not have the right to terminate under this clause if the Just Energy Entities are using commercially reasonable efforts to cure, vacate, reserve, set aside, or have overruled as quickly as possible such final ruling or Final Order to obtain relief that would allow consummation of the Restructuring in a manner that (x) does not prevent or diminish in a material way compliance with the terms of this Agreement or the Plan and (y) is acceptable to the Requisite Supporting Unsecured Creditors;

[2]	The holders of in excess of 50% of the Term Loan Claims shall be the “Requisite Supporting Unsecured Creditors.”

(v)               a material breach by any Just Energy Entity of any representation, warranty, or covenant of such Just Energy Entity set forth in this Agreement that (to the extent curable) remains uncured for a period of ten (10) days after the receipt by the Just Energy Entities of written notice detailing such breach;

(vi)             the Just Energy Entities file, propose, or otherwise support any plan of liquidation, asset sale of all or any material portion of the Just Energy Entities’ assets, or plan other than as contemplated by this Agreement that (A) materially and adversely affects the treatment or rights of the Supporting Unsecured Creditors as compared to the treatment and rights set forth herein and (B) without the consent of the Requisite Supporting Unsecured Creditors;

(vii)          an order is entered by the CCAA Court or the US Bankruptcy Court authorizing any party to proceed against any material asset of any of the Just Energy Entities or any assets that would materially and adversely affect the Just Energy Entities’ ability to operate their business in the ordinary course;

(viii)        a failure by the Just Energy Entities to pay the fees and expenses of the Supporting Unsecured Creditors, including but not limited to the Supporting Unsecured Creditors’ legal, financial, and any other advisors, as and when due pursuant to the terms of any applicable engagement letters and any applicable orders of the CCAA Court or the US Bankruptcy Court;

(ix)             the entry of an order by any court of competent jurisdiction granting the relief sought in an involuntary proceeding against any entity constituting the Just Energy Entities seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, reorganization, or other relief in respect of any entity comprising the Just Energy Entities or the Just Energy Entities’ debts, or of a substantial part of the Just Energy Entities’ assets, under any federal, state, or foreign bankruptcy, insolvency, administrative, receivership, or similar law now or hereafter in effect (provided that such involuntary proceeding is not dismissed within a period of thirty (30) days after the filing thereof);

(x)               if any of the Just Energy Entities (a) consents to the institution of, or fails to contest in a timely and appropriate manner, any involuntary proceeding or petition described above, (b) applies for or consents to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator, or similar official for the Just Energy Entities or for a substantial part of the Just Energy Entities’ assets, (c) files an answer admitting the material allegations of a petition filed against it in any such proceeding, (d) makes a general assignment or arrangement for the benefit of creditors, or (e) takes any corporate action for the purpose of authorizing any of the foregoing; or

(e)            upon a filing by any of the Just Energy Entities of any motion, objection, application, or adversary proceeding challenging the validity, enforceability, perfection or priority of, or seeking avoidance, subordination, or characterization of, any portion of the Supporting Unsecured Creditors’ or any of its affiliates’ claims against any of the Just Energy Entities, and/or the liens securing any such claims or asserting any other claim or cause of action against and/or with respect to any such claims, liens, the Supporting Unsecured Creditors, or the agent under any of the relevant facilities (or if any Just Energy Entity files a pleading supporting any such motion, application, or adversary proceeding commenced by any third party).

(f)            Shell Termination Events. Shell, in each case, with respect solely to Shell, shall have the right, but not the obligation, to terminate this Agreement upon delivery of written notice to the other Parties at any time after the occurrence of or during the continuation of any of the following events, unless hereafter waived in writing on a prospective or retroactive basis by Shell (provided, however, that any such termination shall only be with respect to Shell, this Agreement shall remain in full force and effect as to the other Parties hereto at such time, and the term “Parties” shall thereafter exclude Shell):

(i)                 if the CCAA Proceedings are dismissed, terminated, stayed, modified, or converted to a proceeding under the Bankruptcy and Insolvency Act (Canada) or Winding-Up and Restructuring Act (Canada);

(ii)              if the US Bankruptcy Court enters an order (a) dismissing any of the Chapter 15 Cases, (b) converting any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (c) appointing a trustee or an examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

(iii)            the Just Energy Entities file any motion or any request for relief seeking to (x) dismiss any of the Chapter 15 Cases, (y) convert any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (z) appoint a trustee or examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

(iv)             the issuance by any governmental authority, including the CCAA Court or the US Bankruptcy Court, any regulatory authority, or any other court of competent jurisdiction, of any final ruling or Final Order enjoining or otherwise impeding the substantial consummation of the Restructuring on the terms and conditions set forth in this Agreement, or the Plan; provided, however, that Shell shall not have the right to terminate under this clause if the Just Energy Entities are using commercially reasonable efforts to cure, vacate, reserve, set aside, or have overruled as quickly as possible such final ruling or Final Order to obtain relief that would allow consummation of the Restructuring in a manner that (x) does not prevent or diminish in a material way compliance with the terms of this Agreement or the Plan and (y) is acceptable to Shell;

(v)               a material breach by any Just Energy Entity of any representation, warranty, or covenant of such Just Energy Entity set forth in this Agreement that (to the extent curable) remains uncured for a period of ten (10) days after the receipt by the Just Energy Entities of written notice detailing such breach;

(vi)             the Just Energy Entities file, propose, or otherwise support any plan of liquidation, asset sale of all or any material portion of the Just Energy Entities’ assets, or plan other than as contemplated by this Agreement that (A) materially and adversely affects the treatment or rights of Shell as compared to the treatment and rights set forth herein and (B) without the consent of Shell;

(vii)           an order is entered by the CCAA Court or the US Bankruptcy Court authorizing any party to proceed against any material asset of any of the Just Energy Entities or any assets that would materially and adversely affect the Just Energy Entities’ ability to operate their business in the ordinary course;

(viii)         a failure by the Just Energy Entities to pay the fees and expenses of the Shell, including but not limited to Shell’s legal, financial, and any other advisors, as and when due pursuant to the terms of any applicable engagement letters and any applicable orders of the CCAA Court or the US Bankruptcy Court;

(ix)             the entry of an order by any court of competent jurisdiction granting the relief sought in an involuntary proceeding against any entity constituting the Just Energy Entities seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, reorganization, or other relief in respect of any entity comprising the Just Energy Entities or the Just Energy Entities’ debts, or of a substantial part of the Just Energy Entities’ assets, under any federal, state, or foreign bankruptcy, insolvency, administrative, receivership, or similar law now or hereafter in effect (provided that such involuntary proceeding is not dismissed within a period of thirty (30) days after the filing thereof);

(x)               if any of the Just Energy Entities (a) consents to the institution of, or fails to contest in a timely and appropriate manner, any involuntary proceeding or petition described above, (b) applies for or consents to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator, or similar official for the Just Energy Entities or for a substantial part of the Just Energy Entities’ assets, (c) files an answer admitting the material allegations of a petition filed against it in any such proceeding, (d) makes a general assignment or arrangement for the benefit of creditors, or (e) takes any corporate action for the purpose of authorizing any of the foregoing; or

(xi)             upon a filing by any of the Just Energy Entities of any motion, objection, application, or adversary proceeding challenging the validity, enforceability, perfection or priority of, or seeking avoidance, subordination, or characterization of, any portion of Shell’s or any of its affiliates’ claims against any of the Just Energy Entities, and/or the liens securing any such claims or asserting any other claim or cause of action against and/or with respect to any such claims, liens, Shell, or the agent under any of the relevant facilities (or if any Just Energy Entity files a pleading supporting any such motion, application, or adversary proceeding commenced by any third party).

(xii)            The termination of this Agreement by any Party, other than a Supporting Secured CF Lender;

(xiii)          any default by a Just Energy Entity in the payment of any undisputed post-Filing Date invoice owing to Shell when due and payable, provided that such amount remains unpaid for a period of three (3) days after receipt (or deemed receipt under the applicable underlying agreement) by the Just Energy Entities of written notice detailing such default (the “Cure Period”), which Cure Period is for one-time use only and shall only apply in the case of one such default;

(xiv)          the Effective Date of the Plan shall not occur by January 31, 2023 unless further extended by Shell;

(xv)           upon termination of the Backstop Commitment Letter;

(xvi)         upon the Just Energy Entities’ withdrawal, waiver, amendment, or modification, or the filing of (or announced intention to file) a pleading seeking to withdraw, waive, amend, or modify any of the Definitive Documents, including motions, notices, exhibits, appendices and orders, that is both not consistent in all material respects with this Agreement and not done with the consent of Shell;

(xvii)         the obligations of the Company under the DIP Term Sheet are accelerated or the commitments under the DIP Term Sheet are terminated;

(xviii)        upon the entry of an order by the CCAA Court or the US Bankruptcy Court (other than with respect to any action commenced by the Just Energy Entities against ERCOT) providing relief adverse to the interests of Shell with respect to any of the foregoing claims, causes of action, or proceedings, but excluding preliminary or final relief granting standing to any other party to prosecute such claims, causes of action or proceeding;

(xix)          if the board of directors, board of managers, or such similar governing body of any Just Energy Entity makes the determination to proceed with, and accept, a definitive Alternative Restructuring Proposal or a definitive Superior Proposal;

(xx)           the Plan Sponsor or CBHT terminates its obligations under this Agreement; or

(xxi)          a Section 6 Waiver is given by the Plan Sponsor without the consent of Shell, unless such Section 6 Waiver relates exclusively to an obligation of the Just Energy Entities to the Plan Sponsor and such waiver has no direct or indirect materially adverse effect on Shell.

(g)           CBHT Termination Events. CBHT, in each case, with respect solely to CBHT, shall have the right, but not the obligation, to terminate this Agreement upon delivery of written notice to the other Parties at any time after the occurrence of or during the continuation of any of the following events, unless waived in writing on a prospective or retroactive basis by CBHT (provided, however, that any such termination shall only be with respect to CBHT, this Agreement shall remain in full force and effect as to the other Parties hereto at such time, and the term “Parties” shall thereafter exclude CBHT):

(i)                 if the CCAA Proceedings are dismissed, terminated, stayed, modified, or converted to a proceeding under the Bankruptcy and Insolvency Act (Canada) or Winding-Up and Restructuring Act (Canada);

(ii)              if the US Bankruptcy Court enters an order (a) dismissing any of the Chapter 15 Cases, (b) converting any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (c) appointing a trustee or an examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

(iii)            the Just Energy Entities file any motion or any request for relief seeking to (x) dismiss any of the Chapter 15 Cases, (y) convert any of the Chapter 15 Cases to a case under chapter 7 of the Bankruptcy Code, or (z) appoint a trustee or examiner with expanded powers pursuant to Bankruptcy Code section 1104 in any of the Chapter 15 Cases;

(iv)             the issuance by any governmental authority, including the CCAA Court or the US Bankruptcy Court, any regulatory authority, or any other court of competent jurisdiction, of any final ruling or Final Order enjoining or otherwise impeding the substantial consummation of the Restructuring on the terms and conditions set forth in this Agreement, or the Plan; provided, however, that CBHT shall not have the right to terminate under this clause if the Just Energy Entities are using commercially reasonable efforts to cure, vacate, reserve, set aside, or have overruled as quickly as possible such final ruling or Final Order to obtain relief that would allow consummation of the Restructuring in a manner that (x) does not prevent or diminish in a material way compliance with the terms of this Agreement or the Plan and (y) is acceptable to CBHT;

(v)               a material breach by any Just Energy Entity of any representation, warranty, or covenant of such Just Energy Entity set forth in this Agreement that (to the extent curable) remains uncured for a period of ten (10) days after the receipt by the Just Energy Entities of written notice detailing such breach;

(vi)             the Just Energy Entities file, propose, or otherwise support any plan of liquidation, asset sale of all or any material portion of the Just Energy Entities’ assets, or plan other than as contemplated by this Agreement that (A) materially and adversely affects the treatment or rights of CBHT as compared to the treatment and rights set forth herein and (B) without the consent of CBHT;

(vii)          an order is entered by the CCAA Court or the US Bankruptcy Court authorizing any party to proceed against any material asset of any of the Just Energy Entities or any assets that would materially and adversely affect the Just Energy Entities’ ability to operate their business in the ordinary course;

(viii)        a failure by the Just Energy Entities to pay the fees and expenses of CBHT, including but not limited to CBHT’s legal, financial, and any other advisors, as and when due pursuant to the terms of any applicable engagement letters and any applicable orders of the CCAA Court or the US Bankruptcy Court;

(ix)             the entry of an order by any court of competent jurisdiction granting the relief sought in an involuntary proceeding against any entity constituting the Just Energy Entities seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, reorganization, or other relief in respect of any entity comprising the Just Energy Entities or the Just Energy Entities’ debts, or of a substantial part of the Just Energy Entities’ assets, under any federal, state, or foreign bankruptcy, insolvency, administrative, receivership, or similar law now or hereafter in effect (provided that such involuntary proceeding is not dismissed within a period of thirty (30) days after the filing thereof);

(x)               if any of the Just Energy Entities (a) consents to the institution of, or fails to contest in a timely and appropriate manner, any involuntary proceeding or petition described above, (b) applies for or consents to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator, or similar official for the Just Energy Entities or for a substantial part of the Just Energy Entities’ assets, (c) files an answer admitting the material allegations of a petition filed against it in any such proceeding, (d) makes a general assignment or arrangement for the benefit of creditors, or (e) takes any corporate action for the purpose of authorizing any of the foregoing; or

(xi)             upon a filing by any of the Just Energy Entities of any motion, objection, application, or adversary proceeding challenging the validity, enforceability, perfection or priority of, or seeking avoidance, subordination, or characterization of, any portion of CBHT’s or any of its affiliates’ claims against any of the Just Energy Entities, and/or the liens securing any such claims or asserting any other claim or cause of action against and/or with respect to any such claims, liens, CBHT, or the agent under any of the relevant facilities (or if any Just Energy Entity files a pleading supporting any such motion, application, or adversary proceeding commenced by any third party).

(h)           Mutual Termination/Automatic Termination. This Agreement and the obligations of the Parties hereunder may be terminated by mutual written agreement by the Just Energy Entities and the Plan Sponsor. Notwithstanding anything in this Agreement to the contrary, this Agreement shall terminate automatically in respect of all Parties upon termination by the Company under Section 12(b) or upon the occurrence of the Effective Date of the Plan.

(i)            Termination Generally. The earliest date on which termination of this Agreement as to a Party is effective in accordance with this Section 12 or Section 16 shall be referred to, with respect to such Party, as a “PSA Termination Date.” Upon the occurrence of a PSA Termination Date, the applicable Party’s obligations (as set forth herein) under this Agreement shall be terminated effective immediately, and such Parties or Party hereto shall be released from all commitments, undertakings, and agreements hereunder, and any vote in favor of the Plan delivered by such Party or Parties shall not be applicable to, or counted for purposes of, the Plan or any other plan or transaction without the consent of the applicable voting Party or Parties; provided, any claim for breach of this Agreement that occurs prior to such PSA Termination Date shall survive such termination, and all rights and remedies with respect to such claims shall not be prejudiced in any way. For the avoidance of doubt, the automatic stay arising pursuant to Bankruptcy Code section 362 or the stay of proceedings provided for in the Initial Order in the CCAA Proceedings or in other applicable Canadian laws shall be deemed waived or modified for purposes of providing notice or exercising rights hereunder.

13.              Transfers.

(a)               Each of the Parties other than the Just Energy Entities (the “Supporting Creditors”), solely with respect to itself (as expressly identified and limited on its signature page to this Agreement or Joinder Agreement (as defined below), as applicable), shall not sell, transfer, assign, pledge, hypothecate, participate, donate, or otherwise encumber or dispose of, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales, or other transactions in which any Person receives the right to own or acquire any current or future interest in) (each, a “Transfer”), or permit a Transfer of, directly or indirectly, in whole or in part, any of its Claims or, in each case, any option thereon or any right or interest therein or any other claims against the Company (including grant any proxies, deposit any Claims into a voting trust, or enter into a voting agreement with respect to any such Claims), unless the transferee thereof either (i) is a Supporting Creditor or (ii) before or contemporaneously with such Transfer, agrees in writing for the benefit of the Parties to become a Party and to be bound by all of the terms of this Agreement applicable to the Supporting Creditor who is a transferor (such Supporting Creditor, the “Transferor”), by executing a joinder agreement substantially in the form attached hereto as Exhibit E (a “Joinder Agreement”), and delivering an executed copy thereof within two (2) business days after such Transfer to (1) Kirkland & Ellis LLP (“K&E”) and Osler Hoskin Harcourt LLP (“Osler”), counsel to the Just Energy Entities, (2) Akin Gump Strauss Hauer & Feld LLP (“Akin”) and Cassels Brock & Blackwell LLP (“Cassels”), and counsel to the Plan Sponsor, and (3) McCarthy Tétrault LLP (“McCarthy”) and Chapman & Cutler LLP (“Chapman”), counsel to the Supporting Secured CF Lenders and the Credit Facility Agent ((1), (2), and (3) the “Transfer Notice Parties”) in which event (x) the transferee shall be deemed to be a Party in the same manner as the Transferor to the extent of such transferred rights and obligations and (y) the Transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations; provided, that, failure to deliver such Joinder Agreement on a timely basis shall not by itself affect the applicable Transferor’s or transferee’s obligations under this Agreement with respect to such Claims or render the Transfer void ab initio with respect to such Claims; provided, that the failure by the Transferor to comply with the procedures set forth in this Section 13(a) with respect to a Transfer to any entity that, as of the date of such Transfer controls, is controlled by, or is under common control with the Transferor shall not, without more, constitute a breach of this Agreement if (i) the transferee provides notice of such Transfer to the Transfer Notice Parties (which may be delivered by email) promptly after such Transfer and (ii) the transferee shall be bound by all terms of this Agreement applicable to the Transferor, and deemed to be the Plan Sponsor, CBHT, Shell, a Supporting Secured CF Lender, or Supporting Unsecured Creditor, as applicable. To the extent that the Tranferor’s Claim or other securities issued by the Company may be loaned (and consequently pledged, hypothecated, encumbered, or rehypothecated by) as part of customary securities lending arrangements (each such arrangement, a “Customary Securities Lending Arrangement”), and such Customary Securities Lending Arrangement does not adversely affect the Transferor’s ability to timely satisfy any of its obligations under this Agreement, such Customary Securities Lending Arrangement shall not be deemed a Transfer hereunder. Each of the Supporting Creditors agrees that any Transfer of any Claims that does not comply with the terms and procedures set forth herein shall be deemed void ab initio, and the Just Energy Entities shall have the right to enforce the voiding of such Transfer. This Agreement shall in no way be construed to preclude any of the Supporting Creditors from acquiring additional Claims against the Just Energy Entities; provided, that, (i) any such additional Claims automatically shall be subject to all of the terms of this Agreement and (ii) such Supporting Creditor agrees (A) that such additional Claims shall be subject to this Agreement (except as expressly provided below), and (B) to notify the Transfer Notice Parties within three (3) business days following such acquisition of the aggregate amount.

(b)               Notwithstanding this Section 13, any Supporting Creditor may Transfer its Claims against the Just Energy Entities to an entity that is acting in its capacity as a Qualified Marketmaker3 without the requirement that such Qualified Marketmaker execute and deliver a Joinder Agreement in respect of such Claims against the Just Energy Entities or be a Supporting Creditor; provided, that such Qualified Marketmaker (i) subsequently Transfers such Claims against the Just Energy Entities to a transferee that is or becomes (by executing and delivering a Joinder Agreement in accordance with this Section 13) a Supporting Creditor at the time of such Transfer within the earlier of (A) ten (10) calendar days of its acquisition of such Claims and (B) if received prior to the deadline to vote on the Plan and such Claims have not yet been and may yet be voted with respect to the Restructuring, at least three (3) calendar days prior to such deadline, and (ii) if such Qualified Marketmaker fails to comply with its obligations in this Section 13, such Qualified Marketmaker shall be required to, and shall be deemed to be without further action, a Supporting Creditor hereunder solely with respect to such Claims and shall be obligated to vote such Claims in favor of the Plan; provided, that the Qualified Marketmaker shall automatically, and without further notice or action, no longer be a Supporting Creditor with respect to such Claims at such time that the transferee of such Claims becomes a Supporting Creditor with respect to such Claims. Any Transfer documentation between a transferring Supporting Creditor and the Qualified Marketmaker shall contain a requirement that the Qualified Marketmaker comply with the foregoing, which covenant will be held by the transferor for the benefit of the Just Energy Entities. To the extent any Supporting Creditor is acting in its capacity as a Qualified Marketmaker, it may Transfer any Claims that it acquires from a holder of such Claims that is not a Supporting Creditor without the requirement that the transferee be or become a Supporting Creditor. Notwithstanding anything to the contrary in this Agreement, the restrictions on Transfer in this Section 13 shall not apply to the grant of any liens or encumbrances on any Claims in favor of a bank or broker-dealer holding custody of such Claims in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such Claims (which Transfer shall comply with the requirements of this Section 13).

14.              Definitive Documents; Good Faith Cooperation; Further Assurances.

Each Party hereby covenants and agrees to cooperate with each other in good faith in connection with, and shall exercise commercially reasonable efforts with respect to, the pursuit, approval, implementation, and consummation of the transactions contemplated by this Agreement and the Plan as well as the negotiation, drafting, execution, and delivery of the Definitive Documents. Furthermore, subject to the terms hereof, each of the Parties shall take such action as may be reasonably necessary or reasonably requested by the other Parties to carry out the purposes and intent of this Agreement, and shall refrain from taking any action that would frustrate the purposes and intent of this Agreement subject in each case to the terms and conditions of the applicable agreements.

[3]	A “Qualified Marketmaker” means an entity that (i) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers and sell to customers Claims against the Just Energy Entities (or enter with customers into long and short positions in Claims against the Just Energy Entities), in its capacity as a dealer or market maker in Claims against the Just Energy Entities and (ii) is, in fact, regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).

15.          Representations and Warranties.

(a)           Each of the Parties (severally, and not jointly and severally) and in the case of the Just Energy Entities subject to the issuance of the Authorization Order represents and warrants to each other Party that the following statements are true, correct, and complete as of the date hereof (or, if later, the date that such Party first became or becomes a Party):

(i)                 it is validly existing and in good standing under the laws of the state or province of its incorporation or organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability;

(ii)              except as expressly provided in this Agreement or otherwise required by the CCAA or the Bankruptcy Code, no material consent or approval of, or any registration or filing with, any governmental authority or regulatory body is required for it to carry out and perform its obligations under this Agreement and the Plan;

(iii)            it has all requisite organizational power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its obligations under, this Agreement and the Plan;

(iv)             the execution and delivery by it of this Agreement, and the performance of its obligations hereunder, have been duly authorized by all necessary organizational action on its part;

(v)               it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement; and

(vi)             the execution, delivery, and performance by such Party of this Agreement does not and will not (x) violate any provision of law, rule, or regulation applicable to it or any of its subsidiaries or its charter or bylaws (or other similar governing documents) or those of any of its subsidiaries, (y) except as the Restructuring may constitute a “Change of Control” (as may be defined in the Credit Agreement, the Intercreditor Agreement, the existing supply agreements with Shell, and the Term Loan Agreement) or any equivalent concept under the Credit Agreement, the Intercreditor Agreement, the existing supply agreements with Shell, or the Term Loan Agreement, conflict with, result in a breach of, or constitute (with or without notice or lapse of time or both) a default under any material debt for borrowed money to which it or any of its subsidiaries is a party, or (z) violate any order, writ, injunction, decree, statute, rule, or regulation.

(b)               Each Supporting Unsecured Creditor (severally, and not jointly and severally) represents and warrants to the Just Energy Entities that, as of the date hereof (or as of the date such Supporting Unsecured Creditor becomes a Party hereto), such Supporting Unsecured Creditor (i) is or, after taking into account the settlement of any pending assignments to which such Supporting Unsecured Creditor is a party as of the date of this Agreement, will be the owner of the Claims and interests set forth below its name on the signature page hereto (or below its name on the signature page of a Joinder Agreement for any Supporting Unsecured Creditor that becomes a Party hereto after the date hereof) and/or (ii) has or, after taking into account the settlement of any pending assignments to which such Supporting Unsecured Creditor is a party as of the date of this Agreement, will have, with respect to the beneficial owner(s) of such Claims and interests, (x) sole investment or voting discretion with respect to such Claims, (y) full power and authority to vote on and consent to matters concerning such Claims and interests or to exchange, assign, and Transfer such Claims and interests, and (z) full power and authority to bind or act on the behalf of, such beneficial owner(s) and (iii) is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended. Except for such Claims and interests set forth on its signature page, such Supporting Unsecured Creditor does not own or, with respect to any beneficial owners thereof, have any voting, investment, or other power, with respect to any other Claims or interests against the Just Energy Entities.

(c)               Each Supporting Secured CF Lender (severally, and not jointly and severally) represents and warrants to the Just Energy Entities that, as of the date hereof (or as of the date such Supporting Secured CF Lender becomes a Party hereto), such Supporting Secured CF Lender is the beneficial owner of (x) the proportion of all Credit Facility Claims equal to the proportion that its commitments under the Credit Facility Agreement represents of all commitments of the Credit Facility Lenders under the Credit Facility Agreement and (y) the Credit Facility LC Claims in respect of the outstanding letters of credit issued by it pursuant to the Credit Facility Agreement as of such date, subject to the reimbursement and indemnity obligations of the other Credit Facility Lenders or Export Development Canada under the Credit Facility Documents, (the claims described in (x) and (y) being collectively, the “Supporting Secured CF Lender Specified Claims”), (ii) such Supporting Secured CF Lender has (x) sole investment or voting discretion with respect to such Supporting Secured CF Lender Specified Claims, and (y) full power and authority to vote on and consent to matters concerning such Supporting Secured CF Lender Specified Claims or to exchange, assign, and Transfer such Supporting Secured CF Lender Specified Claims, and (iii) is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended.

(d)               The Plan Sponsor represents and warrants to the Just Energy Entities that, as of the date hereof, the Plan Sponsor (i) is or, after taking into account the settlement of any pending assignments to which the Plan Sponsor is a party as of the date of this Agreement, will be the owner of the Claims and interests set forth below its name on the signature page hereto and/or (ii) has or, after taking into account the settlement of any pending assignments to which the Plan Sponsor is a party as of the date of this Agreement, will have, with respect to the beneficial owner(s) of such Claims and interests, (x) sole investment or voting discretion with respect to such Claims, (y) full power and authority to vote on and consent to matters concerning such Claims and interests or to exchange, assign, and Transfer such Claims and interests, and (z) full power and authority to bind or act on the behalf of, such beneficial owner(s) and (iii) is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended. Except for such Claims and interests set forth on its signature page, the Plan Sponsor does not own or, with respect to any beneficial owners thereof, have any voting, investment, or other power, with respect to any other Claims or interests against the Just Energy Entities.

(e)               CBHT represents and warrants to the Just Energy Entities that, as of the date hereof, CBHT (i) is or, after taking into account the settlement of any pending assignments to which the CBHT is a party as of the date of this Agreement, will be the owner of the Claims and interests set forth below its name on the signature page hereto and/or (ii) has or, after taking into account the settlement of any pending assignments to which CBHT is a party as of the date of this Agreement, will have, with respect to the beneficial owner(s) of such Claims and interests, (x) sole investment or voting discretion with respect to such Claims, (y) full power and authority to vote on and consent to matters concerning such Claims and interests or to exchange, assign, and Transfer such Claims and interests, and (z) full power and authority to bind or act on the behalf of, such beneficial owner(s) and (iii) is an “accredited investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended. Except for such Claims and interests set forth on its signature page, CBHT does not own or, with respect to any beneficial owners thereof, have any voting, investment, or other power, with respect to any other Claims or interests against the Just Energy Entities.

(f)                The Just Energy Entities represent and warrant that the only ISO Services Obligations (as defined in the Intercreditor Agreement) that were outstanding as of the Filing Date are: (i) Shell Energy ISO Reimbursement Obligations (as defined in the Intercreditor Agreement) in the aggregate amount of approximately USD$3.3 million, calculated on a gross basis (which was netted against approximately USD$11.1 million of an independent systems operator services receivable owed by Shell to the Just Energy Entities); and (ii) the applicable amount of the BP Commodity / ISO Services Claim.

16.              Amendments. Except as otherwise expressly set forth herein, this Agreement (including any Exhibits and Schedules) may not be waived, modified, amended, or supplemented except in a writing signed by the Just Energy Entities and the Plan Sponsor; provided, further that any waiver, modification, amendment, or supplement that (w) adversely and disproportionately impacts the treatment or rights of any Supporting Secured CF Lender with respect to its Credit Facility Claims, Credit Facility LC Claims, Commodity Supplier Claims or Cash Management Claims or any Supporting Unsecured Creditor with respect to its Term Loan Claims (as applicable) as compared to the treatment or rights of any other Supporting Secured CF Lender or Supporting Unsecured Creditor, as the case may be, shall require the consent of such adversely and disproportionately impacted Supporting Secured CF Lender or Supporting Unsecured Creditor, (x) adversely impacts the treatment, rights, or interests of Shell, CBHT, the Supporting Secured CF Lenders or the Supporting Unsecured Creditors under or as contemplated by this Agreement (including the Exhibits and Schedules) shall require the consent of any such adversely impacted Party, (y) relates to the Plan, the New Credit Agreement or New Intercreditor Agreement shall require the consent of the Supporting Secured CF Lenders, or (z) except as otherwise provided in, or envisioned by, this Agreement as of the PSA Shell Effective Date, the PSA CBHT Effective Date, the PSA Secured CF Effective Date, or the PSA TL Effective Date, as applicable, requires Shell, CBHT, any Supporting Secured CF Lender, the Credit Facility Agent or any Supporting Unsecured Creditor to incur any expenses, liabilities, or other obligations, or agree to any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities, or other obligations, shall require the consent of the impacted Party; provided, further that, in the case of either (x), (y), or (z), in the event that any such Supporting Creditor whose consent is required does not consent to such waiver, change, modification, or amendment (a “Non-Supporting Creditor”), this Agreement may be terminated by such Non-Supporting Creditor (as applicable to it) upon written notice to the other Parties, but this Agreement shall continue in full force and effect in respect to all other Supporting Creditors whose consent is not required or whose consent is required and was provided.

17.              Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)               This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the conflicts of law principles thereof.

(b)               Each Party irrevocably agrees that any legal action, suit, or proceeding arising out of or relating to this Agreement brought by any party or its successors or assigns shall be brought and determined in the CCAA Court and each Party hereby irrevocably submits to the exclusive jurisdiction of the CCAA Court and, if the CCAA Court does not have (or abstains from) jurisdiction, Courts of the Province of Ontario, and any appellate court from any thereof, for itself and with respect to its property, generally and unconditionally, with regard to any such proceeding arising out of or relating to this Agreement. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim, or otherwise, in any proceeding arising out of or relating to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the CCAA Court as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (x) the proceeding in such court is brought in an inconvenient forum, (y) the venue of such proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such court.

(c)               EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT, OR ANY OTHER THEORY). EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

18.              Specific Performance/Remedies. The Parties understand and agree that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief (including attorneys’ fees and costs) as a remedy of any such breach, without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the security or posting of any bond in connection with such remedies.

19.              Survival. Notwithstanding the termination of this Agreement pursuant to Section 12 hereof, Sections 12(h) and 16-30 shall survive such termination and shall continue in full force and effect in accordance with the terms hereof; provided, that any liability of a Party for failure to comply with the terms of this Agreement shall survive such termination.

20.              Headings. The headings of the sections, paragraphs, and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof or, for any purpose, be deemed a part of this Agreement.

21.              Successors and Assigns; Third Parties. This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, permitted assigns, heirs, executors, administrators, and representatives. There are no third-party beneficiaries under this Agreement and, except as set forth in Section 13, the rights or obligations of any Party under this Agreement may not be assigned, delegated, or transferred to any other Person.

22.              Relationship Among Parties. Notwithstanding anything herein to the contrary, the duties and obligations of the Supporting Creditors under this Agreement shall be several, not joint and several. None of the Supporting Creditors shall have any fiduciary duty, any duty of trust or confidence in any form, or other duties or responsibilities to each other, the Just Energy Entities, or any of the Just Energy Entities’ creditors, stockholders, or other stakeholders, and there are no commitments among or between the Supporting Secured CF Lenders, the Supporting Unsecured Creditors, Shell, CBHT, and/or the Plan Sponsor. It is understood and agreed that any Supporting Creditor may trade in any debt or equity securities of the Just Energy Entities without the consent of any other Party, subject to applicable securities laws and the terms of Section 13 of this Agreement. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this understanding and agreement. The Parties have no agreement, arrangement, or understanding with respect to acting together for the purpose of acquiring, holding, voting, or disposing of any equity securities of the Just Energy Entities and do not constitute a “group” within the meaning of Rule 13d-5 under the Securities Act of 1933, as amended. The Just Energy Entities understand that each of the Supporting Creditors are engaged in a wide range of financial services and businesses, and, in furtherance of the foregoing, the Just Energy Entities acknowledge and agree that the obligations set forth in this Agreement (including Section 13 hereof) shall only apply to the trading desk(s) and/or business group(s) that principally manage and/or supervise such Supporting Creditor’s investment in and relations with the Just Energy Entities and shall not apply to any other trading desk, business group, or affiliate of such Supporting Creditor so long as they are not acting at the direction or for the benefit of such Supporting Creditor and so long as confidentiality is maintained consistent with any applicable confidentiality agreement.

23.              Prior Negotiations; Entire Agreement. This Agreement, including the Exhibits and Schedules (including the Restructuring Term Sheet), constitutes the entire agreement of the Parties, and supersedes all other prior negotiations, with respect to the subject matter hereof and thereof.

24.              Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same agreement. Execution copies of this Agreement delivered by facsimile or PDF shall be deemed to be an original for the purposes of this paragraph.

25.              Notices. All notices hereunder shall be deemed given if in writing and delivered to the following:

(a)               If to the Just Energy Entities, to:

Kirkland & Ellis LLP
Kirkland & Ellis International LLP
609 Main Street
Houston, Texas 77002
Attention: Brian Schartz, P.C.
[Redacted]

and

601 Lexington Avenue
New York, New York 10022
Attention: Neil E. Herman and Allyson B. Smith
[Redacted] ; [Redacted]

and

Osler, Hoskin & Harcourt LLP

P.O. Box 50, 1 First Canadian Place

Toronto, ON M5X 1B8

Attention: Marc Wasserman, Michael De Lellis, and Jeremy Dacks

[Redacted] ; [Redacted] ; [Redacted]

(b)               If to the Plan Sponsor or CBHT, to:

Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036-6745
Attention: David H. Botter, Abid Qureshi, and Anthony Loring
[Redacted] ; [Redacted] ; [Redacted]

and

2300 N. Field Street, Suite 1800
Dallas, Texas 75201
Attention: Sarah Link Schultz and Rachel Biblo Block
[Redacted] ; [Redacted]

and

Cassels Brock & Blackwell LLP

Scotia Plaza, Suite 2100

40 King St. W

Toronto, ON M5H 3C2

Attention: Ryan Jacobs; Jane Dietrich; Joseph Bellissimo

[Redacted] ; [Redacted] ; [Redacted]

(c)               If to Shell, to:

Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600
Dallas, Texas 75201-7932
Attention: Ryan Manns
[Redacted]

and

Norton Rose Fulbright Canada LLP
400 3rd Avenue SW, Suite 3700
Calgary, AB T2P 4H2
Attention: Howard Gorman
[Redacted]

(d)               If to a Supporting Secured CF Lender, to:

McCarthy Tétrault LLP
66 Wellington Street West
Suite 5300, TD Bank Tower Box 48
Toronto, ON M5K 1E6
Attention: Heather Meredith, James D. Gage, Justin Lapedus, D.J. Lynde
[Redacted] ; [Redacted] ; [Redacted] ; [Redacted]

and

Chapman and Cutler LLP

320 South Canal Street

Chicago, IL 60606

Attention: Stephen Tetro [Redacted]

(e)               If to a Supporting Unsecured Creditor, to the address specified in the applicable Joinder Agreement.

Any notice given by delivery, mail, or courier shall be effective when received. Any notice given by electronic mail shall be effective upon confirmation of transmission.

26.              No Solicitation; Adequate Information. This Agreement is not and shall not be deemed to be a solicitation of votes on the Plan or any plan. The votes of the holders of Claims against the Just Energy Entities will not be solicited until such holders who are entitled to vote on the Plan have received the required Solicitation Materials. In addition, this Agreement does not constitute an offer to issue or sell securities to any Person, or the solicitation of an offer to acquire or buy securities, in any jurisdiction where such offer or solicitation would be unlawful.

27.              Severability. If any provision of this Agreement, or the application of any such provision to any Person or circumstance, shall be held invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision hereof and this Agreement shall continue in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

28.              Interpretation; Rules of Construction; Representation by Counsel. When a reference is made in this Agreement to a Section, Exhibit, or Schedule, such reference shall be to a Section, Exhibit, or Schedule, respectively, of or attached to this Agreement unless otherwise indicated. Unless the context of this Agreement otherwise requires, (a) words using the singular or plural number also include the plural or singular number, respectively, (b) the terms “hereof,” “herein,” “hereby,” and derivative or similar words refer to this entire Agreement, (c) the words “include,” “includes,” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation,” and (d) the word “or” shall not be exclusive and shall be read to mean “and/or.” The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding, or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

29.              Reliance and Authority.

(a)               Plan Sponsor. Any provision of this Agreement that requires or contemplates the approval, agreement, consent, or waiver of the Plan Sponsor shall be effective if, and only if, such approval, agreement, consent, or waiver is provided in writing and agreed to by the majority of the parties composing the Plan Sponsor, and any Party shall be entitled to rely on written confirmation (including by email) from Akin or Cassels that the Plan Sponsor has approved, agreed, consent to, or waived a particular matter.

(b)               Just Energy Entities. With respect to any provision of this Agreement that requires or contemplates the approval, agreement, consent, or waiver of the Just Energy Entities, each Party shall be entitled to rely on written confirmation (including by email) from K&E or Osler that the Just Energy Entities have approved, agreed, consent to, or waived a particular matter.

(c)               Supporting Secured CF Lenders. With respect to any provision of this Agreement that requires or contemplates the approval, agreement, consent, or waiver of the Supporting Secured CF Lenders or the Requisite Supporting Secured CF Lenders, each Party shall be entitled to rely on written confirmation (including by email) from McCarthy or Chapman that the Supporting Secured CF Lenders or the Requisite Supporting Secured CF Lenders have approved, agreed, consent to, or waived a particular matter.

(d)               Supporting Unsecured Creditors. With respect to any provision of this Agreement that requires or contemplates the approval, agreement, consent, or waiver of the Supporting Unsecured Creditors or the Requisite Supporting Unsecured Creditors, each Party shall be entitled to rely on written confirmation (including by email) from counsel to the Supporting Unsecured Creditors that the Supporting Unsecured Creditors or the Requisite Supporting Unsecured Creditors have approved, agreed, consent to, or waived a particular matter.

(e)               Shell. With respect to any provision of this Agreement that requires or contemplates the approval, agreement, consent, or waiver of Shell, each Party shall be entitled to rely on written confirmation (including by email) from counsel to Shell that Shell has approved, agreed, consent to, or waived a particular matter.

(f)                CBHT. With respect to any provision of this Agreement that requires or contemplates the approval, agreement, consent, or waiver of CBHT, each Party shall be entitled to rely on written confirmation (including by email) from counsel to CBHT that CBHT has approved, agreed, consent to, or waived a particular matter.

30.              Settlement Discussions. This Agreement is part of a proposed settlement of matters that could otherwise be the subject of litigation among the Parties. Nothing in this Agreement shall be deemed an admission of any kind. Pursuant to Federal Rule of Evidence 408 and any Canadian law equivalent, any applicable state rules of evidence, and any other applicable law, foreign or domestic, this Agreement, and all negotiations relating thereto shall not be admissible into evidence in any proceeding other than to prove the existence of this Agreement or in a proceeding to enforce the terms of this Agreement.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, solely in their respective capacities as officers of the undersigned and not in any other capacity, as of the date first set forth above.

COMPANY:

JUST ENERGY ONTARIO L.P., by its
general partner,
JUST ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Partnership.

JUST ENERGY (U.S.) CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

JUST ENERGY GROUP INC.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY, LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Limited Liability Company.

JUST ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

ONTARIO ENERGY COMMODITIES INC.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY MANITOBA L.P., by its
general partner,
JUST ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Partnership.

JUST ENERGY (B.C.) LIMITED
PARTNERSHIP, by its general partner,
JUST ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Partnership.

[Signature Page to Plan Support Agreement]

JUST ENERGY QUÉBEC L.P., by its
general partner,
JUST ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Partnership.

JUST ENERGY TRADING L.P., by its
general partner,
JUST ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Partnership.

JUST ENERGY ALBERTA L.P., by its
general partner,
JUST ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Partnership.

[Signature Page to Plan Support Agreement]

UNIVERSAL ENERGY CORPORATION

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY FINANCE CANADA ULC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

HUDSON ENERGY CANADA CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

JUST GREEN L.P., by its general partner,
JUST ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Partnership.

JUST ENERGY PRAIRIES L.P., by its
general partner,
JUST ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Partnership.

JUST MANAGEMENT CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

JUST ENERGY ADVANCED SOLUTIONS CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY FINANCE HOLDING INC.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids

Title:	Executive Vice President, General Counsel and Corporate Secretary
We have the authority to bind the Corporation.

11929747 CANADA INC.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

12175592 CANADA INC.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JE SERVICES HOLDCO INC.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JE SERVICES HOLDCO II INC.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

8704104 CANADA INC.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY ILLINOIS CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY INDIANA CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

JUST ENERGY MASSACHUSETTS CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY NEW YORK CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY TEXAS I CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

JUST ENERGY TEXAS LP, by its general partner,
JUST ENERGY, LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Partnership.

JUST ENERGY PENNSYLVANIA CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY MICHIGAN CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

JUST ENERGY SOLUTIONS INC.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

HUDSON ENERGY SERVICES LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Limited Liability Company.

HUDSON ENERGY CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

INTERACTIVE ENERGY GROUP LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Limited Liability Company.

HUDSON PARENT HOLDINGS LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Limited Liability Company.

DRAG MARKETING LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Limited Liability Company.

[Signature Page to Plan Support Agreement]

JUST ENERGY ADVANCED SOLUTIONS LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Limited Liability Company.

FULCRUM RETAIL ENERGY LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Limited Liability Company.

FULCRUM RETAIL HOLDINGS LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Limited Liability Company.

[Signature Page to Plan Support Agreement]

TARA ENERGY, LLC

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Limited Liability Company.

JUST ENERGY MARKETING CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST ENERGY CONNECTICUT CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

JUST ENERGY LIMITED

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

JUST SOLAR HOLDINGS CORP.

By:	(signed) “Michael Carter”
Name:	Michael Carter
Title:	Chief Financial Officer

By:	(signed) “Jonah Davids”
Name:	Jonah Davids
Title:	Executive Vice President, General Counsel and Corporate Secretary

We have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

JEBPO SERVICES LLP

By:	(signed) “Scott Fordham”
Name:	Scott Fordham
Title:	Designated Partner

By:	(signed) “Sudheendrah Vasudeva”
Name:	Sudheendrah Vasudeva
Title:	Designated Partner

We have the authority to bind the Partnership.

[Signature Page to Plan Support Agreement]

JUST ENERGY (FINANCE)
HUNGARY ZRT. “u.d.”

By:	(signed) “Zita Tarjányi”
Name:	Zita Tarjányi
Title:	Liquidator

I have the authority to bind the Corporation.

[Signature Page to Plan Support Agreement]

LVS III SPE XV LP

By:	[Redacted]

By:	[Redacted]
Name:
Title:
Address:	[Redacted]

Principal Amount of Credit Facility Claims: $	[Redacted]

Principal Amount of Term Loan Claims: $	[Redacted]

Principal Amount of Other Claims: $	[Redacted]

Interests:	[Redacted]

[Signature Page to Plan Support Agreement]

TOCU XVII LLC

By:	[Redacted]
Name:
Title:

Address:	[Redacted]

Principal Amount of Credit Facility Claims: $	[Redacted]

Principal Amount of Term Loan Claims: $	[Redacted]

Principal Amount of Other Claims: $	[Redacted]

Interests:	[Redacted]

[Signature Page to Plan Support Agreement]

HVS XVI LLC

By:	[Redacted]
Name:
Title:

Address:	[Redacted]

Principal Amount of Credit Facility Claims: $	[Redacted]

Principal Amount of Term Loan Claims: $	[Redacted]

Principal Amount of Other Claims: $	[Redacted]

Interests:	[Redacted]

[Signature Page to Plan Support Agreement]

OC II LVS XIV LP

By:	[Redacted]

By:	[Redacted]
Name:
Title:

Address:	[Redacted]

Principal Amount of Credit Facility Claims: $	[Redacted]

Principal Amount of Term Loan Claims: $	[Redacted]

Principal Amount of Other Claims: $	[Redacted]

Interests:	[Redacted]

[Signature Page to Plan Support Agreement]

OC III LFE I LP

By:	[Redacted]

By:	[Redacted]
Name:
Title:

Address:	[Redacted]

Principal Amount of Credit Facility Claims: $	[Redacted]

Principal Amount of Term Loan Claims: $	[Redacted]

Principal Amount of Other Claims: $	[Redacted]

Interests:	[Redacted]

[Signature Page to Plan Support Agreement]

NATIONAL BANK OF CANADA,
as Credit Facility Agent

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

NATIONAL BANK OF CANADA,
as Supporting Secured CF Lender

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

CANADIAN IMPERIAL BANK OF COMMERCE,
as Supporting Secured CF Lender

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH,
as Supporting Secured CF Lender

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

ATB FINANCIAL,
as Supporting Secured CF Lender

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

HSBC BANK CANADA,
as Supporting Secured CF Lender

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

CANADIAN WESTERN BANK, as
Supporting Secured CF Lender

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

JPMORGAN CHASE BANK, N.A.,
as Supporting Secured CF Lender

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

MORGAN STANLEY SENIOR FUNDING, INC., on behalf of its Special Assets Oversight Team as Supporting CF Secured Lender, and not on behalf of any of its other business units or teams or those of its affiliates

By:	[Redacted]
Name:
Title:

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

SHELL ENERGY NORTH AMERICA (CANADA) INC.

By:	[Redacted]
Name:
Title:

SHELL ENERGY NORTH AMERICA (US) L.P.

By:	[Redacted]
Name:
Title:

[Signature Page to Plan Support Agreement]

CBHT ENERGY I LLC

By:	[Redacted]
Name:
Title:

Principal Amount of Credit Facility Claims: $	[Redacted]

Principal Amount of Term Loan Claims: $	[Redacted]

Principal Amount of Other Claims: $	[Redacted]

Interests:	[Redacted]

[Signature Page to Plan Support Agreement]

Exhibit A

DEFINED TERMS
“Accepted Claim”	has the meaning given to it in the Plan.
“Affected Claim”	has the meaning given to it in the Plan.
“Affected Creditor”	has the meaning given to it in the Plan.
“Alternative Restructuring Proposal”	means any inquiry, proposal, offer, expression of interest, bid, term sheet, discussion, or agreement with respect to a sale, disposition, new-money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, liquidation, tender offer, recapitalization, plan of reorganization, share exchange, business combination, or similar transaction involving any one or more Just Energy Entity, one or more Just Energy Entity’s material assets, or the debt, equity, or other interests in any one or more Just Energy Entity that is an alternative to or otherwise inconsistent with the Restructuring.
“Authorized Authority”	means, in relation to any Person, property, transaction, event, or other matter, as applicable, any: (i) federal, provincial, territorial, state, municipal, or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, or other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of or pertaining to government, including any Taxing Authority; (iii) court, arbitrator, commission, or body exercising judicial, quasi-judicial, administrative, or similar functions, including the CCAA Court and the US Bankruptcy Court; or (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, property, transaction, event, or other matter.
“Authorization Order”	has the meaning given to it in the Plan.

DEFINED TERMS
“Authorization Recognition Order”	has the meaning given to it in the Plan.
“Backstop Commitment Fee Share”	has the meaning given to it in the Backstop Commitment Letter.
“BP Commodity / ISO Services Claim”	has the meaning given to it in the Plan.
“Claim”	has the meaning given to it in the Claims Procedure Order.
“Claims Procedure Order”	has the meaning given to it in the Plan.
“Claims Procedure Recognition Order”	has the meaning given to it in the Plan.
“Class”	has the meaning given to it in the Plan.
“Commodity Agreement”	has the meaning given to it in the Plan.
“Commodity Supplier”	has the meaning given to it in the Plan.
“Commodity Supplier Claims”	has the meaning given to it in the Plan.
“Common Shares”	has the meaning given to it in the Plan.
“Credit Agreement”	has the meaning given to it in the Plan.
“Credit Facility Agent”	has the meaning given to it in the Plan.

2

DEFINED TERMS
“Credit Facility Claim”	has the meaning given to it in the Plan.
“Credit Facility Documents”	has the meaning given to it in the Plan.
“Credit Facility LC Claim”	has the meaning given to it in the Plan.
“Credit Facility Lenders”	has the meaning given to it in the Plan.
“Creditor”	has the meaning given to it in the Plan.
“DIP Lenders”	has the meaning given to it in the Plan.
“Distribution Election”	has the meaning given to it in the Plan.
“Distribution Election Amount”	has the meaning given to it in the Plan.
“Distribution Election Deadline”	has the meaning given to such term in the Meetings Order.
“Distribution Election Notice”	has the meaning given to it in the Plan.
“Effective Date”	has the meaning given to it in the Plan.
“Equity Claim”	has the meaning given to it in the Plan.

3

DEFINED TERMS
“Existing Shares”	means (i) all Common Shares issued and outstanding immediately prior to the Effective Time and (ii) all options, warrants, rights, or similar instruments derived from, relating to, or exercisable, convertible, or exchangeable therefor, in each case that are issued and outstanding immediately prior to the Effective Time, but, for greater certainty, in each case excluding the New Shares.
“Final Order”	has the meaning given to it in the Plan.
“General Unsecured Creditor”	has the meaning given to it in the Plan.
“General Unsecured Creditor Claim”	has the meaning given to it in the Plan.
“Initial Order”	has the meaning given to it in the Plan.
“Intercompany Claim”	has the meaning given to it in the Plan.
“Intercreditor Agreement”	has the meaning given to it in the Plan.
“Meetings”	means the meetings of each Class of Affected Creditors called for the purposes of considering and voting in respect of the Plan, as set out in and held pursuant to the Meetings Order, and includes any postponements or adjournments thereof and which may be held in virtual only format.
“Meetings Order”	has the meaning given to it in the Plan.
“Meetings Recognition Order”	has the meaning given to it in the Plan.
“Monitor”	has the meaning given to it in the Plan.

4

DEFINED TERMS
“New Board”	means the board of directors of New Just Energy Parent to be appointed on the Effective Date in accordance with the Plan and the Restructuring Term Sheet.
“New Common Shares”	has the meaning given to it in the Plan.
“New Corporate Governance Documents”	has the meaning given to it in the Plan.
“New Credit Agreement”	has the meaning given to it in the Plan.
“New Credit Facility”	has the meaning given to it in the Plan.
“New Credit Facility Documents”	has the meaning given to it in the Plan.
“New Credit Facility Lenders”	has the meaning given to it in the Plan.
“New Credit Facility Letters of Credit”	has the meaning given to it in the Plan.
“New Intercreditor Agreement”	has the meaning given to it in the Plan.
“New Just Energy Parent”	has the meaning given to it in the Plan.
“New Preferred Shares”	has the meaning given to it in the Plan.
“New Shares”	has the meaning given to it in the Plan.

5

DEFINED TERMS
“Person”	shall be broadly interpreted and includes an individual, partnership, firm, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, entity, corporation, unincorporated association, or organization, syndicate, committee, court appointed representative, the government of a country or any political subdivision thereof, or any agency, board, tribunal, commission, bureau, instrumentality, or department of such government or political subdivision, or any other entity, howsoever designated or constituted, including any Taxing Authority, and the trustees, executors, administrators, or other legal representatives of an individual, and for greater certainty includes any Authorized Authority.
“Plan Implementation Fund”	has the meaning given to it in the Plan.
“Pre-Filing Claims”	has the meaning given to it in the Claims Procedure Order.
“Priority Commodity/ISO Obligation”	has the meaning given to it in the Initial Order.
“Sanction Order”	has the meaning given to it in the Plan.
“Sanction Recognition Order”	has the meaning given to it in the Plan.
“Subordinated Note Claim”	has the meaning given to it in the Plan.
“Subordinated Note Documents”	means, collectively, the Subordinated Note Indenture and all related documentation.
“Subordinated Note Indenture”	has the meaning given to it in the Plan.
“Subordinated Notes”	means the subordinated notes issued by Just Energy Group Inc. pursuant to the Subordinated Note Indenture.
“Taxing Authority”	has the meaning given to it in the Plan.

6

DEFINED TERMS
“Term Loan Agent”	has the meaning given to it in the Plan.
“Term Loan Agreement”	has the meaning given to it in the Plan.
“Unaffected Claim”	has the meaning given to it in the Plan.
“US Bankruptcy Rules”	has the meaning given to it in the Plan.

7

EXHIBIT B

Plan

EXHIBIT C

Restructuring Term Sheet

JUST ENERGY GROUP INC., ET AL.

RESTRUCTURING TERM SHEET

May 12, 2022

This restructuring term sheet (this “Restructuring Term Sheet”) presents the principal terms of a proposed restructuring (the “Restructuring”) and certain related transactions (collectively, the “Restructuring Transactions”) concerning Just Energy Group Inc. (“Just Energy”) and the other entities composing the “Just Energy Entities” (as defined below). The Restructuring will be implemented pursuant to (i) a plan of compromise and arrangement (the “Plan”) containing the terms set forth herein and acceptable to the Just Energy Entities, the Plan Sponsor and the Credit Facility Lenders, each acting reasonably, and in the form attached to the Support Agreement (as defined below) to be (a) sanctioned by the Ontario Superior Court of Justice (Commercial List) in the proceedings commenced by Just Energy and certain of the Just Energy Entities under the Companies’ Creditors Arrangement Act (as amended, the “CCAA”) on March 9, 2021 (the “Filing Date”) and (b) recognized and enforced by the United States Bankruptcy Court for the Southern District of Texas, Houston Division in the cases commenced by the foreign representative for certain of the Just Energy Entities under chapter 15 of title 11 of the United States Code on the Filing Date; (ii) the Plan Support Agreement entered into on the date hereof, by and among the Just Energy Entities, the Plan Sponsor, and the other parties signatory thereto (as amended, supplemented, or otherwise modified from time to time, the “Support Agreement”); and (iii) a backstop commitment letter entered into on the date hereof (as amended, supplemented, or otherwise modified from time to time, the “Backstop Agreement”). Capitalized terms used but not otherwise defined herein will have the meanings ascribed to such terms in the Support Agreement.

THIS RESTRUCTURING TERM SHEET DOES NOT CONSTITUTE (NOR WILL IT BE CONSTRUED AS) AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY PLAN, IT BEING UNDERSTOOD THAT SUCH AN OFFER, IF ANY, ONLY WILL BE MADE IN COMPLIANCE WITH APPLICABLE PROVISIONS OF SECURITIES, BANKRUPTCY, AND/OR OTHER APPLICABLE LAWS.

THIS RESTRUCTURING TERM SHEET DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, REPRESENTATIONS, WARRANTIES, AND OTHER PROVISIONS WITH RESPECT TO THE TRANSACTIONS DESCRIBED HEREIN, WHICH TRANSACTIONS WILL BE SUBJECT TO THE COMPLETION OF DEFINITIVE DOCUMENTS CONSISTENT WITH THE TERMS SET FORTH HEREIN. THE IMPLEMENTATION OF THE PLAN AND THE CLOSING OF ANY TRANSACTION WILL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS. EXCEPT AS SET FORTH IN THE SUPPORT AGREEMENT, NO BINDING OBLIGATIONS WILL BE CREATED BY THIS RESTRUCTURING TERM SHEET UNLESS AND UNTIL BINDING DEFINITIVE DOCUMENTS ARE EXECUTED AND DELIVERED BY ALL APPLICABLE PARTIES.

RESTRUCTURING TERM SHEET[1]
Just Energy Entities:	Just Energy, Just Energy Corp., Ontario Energy Commodities Inc., Universal Energy Corporation, Just Energy Finance Canada ULC, Hudson Energy Canada Corp., Just Management Corp., 11929747 Canada Inc., 12175592 Canada Inc., JE Services Holdco I Inc., JE Services Holdco II Inc., 8704104 Canada Inc., Just Energy Advanced Solutions Corp., Just Energy (U.S.) Corp., Just Energy Illinois Corp., Just Energy Indiana Corp., Just Energy Massachusetts Corp., Just Energy New York Corp., Just Energy Texas I Corp., Just Energy, LLC, Just Energy Pennsylvania Corp., Just Energy Michigan Corp., Just Energy Solutions Inc., Hudson Energy Services LLC, Hudson Energy Corp., Interactive Energy Group LLC, Hudson Parent Holdings LLC, Drag Marketing LLC, Just Energy Advanced Solutions LLC, Fulcrum Retail Energy LLC, Fulcrum Retail Holdings LLC, Tara Energy, LLC, Just Energy Marketing Corp., Just Energy Connecticut Corp., Just Energy Limited, Just Solar Holdings Corp., Just Energy (Finance) Hungary Zrt., Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy (B.C.) Limited Partnership, Just Energy Québec L.P., Just Energy Trading L.P., Just Energy Alberta L.P., Just Green L.P., Just Energy Prairies L.P., JEBPO Services LLP, and Just Energy Texas LP (collectively, the “Just Energy Entities”)
Plan Sponsor:	LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC, OC II LVS XIV LP, and OC III LFE I LP (collectively, the “Plan Sponsor”)
RESTRUCTURING TRANSACTIONS Overview
The Restructuring:

The Restructuring Transactions shall include, as set forth below, among other things:

•        A reorganization of the Just Energy Entities such that upon implementation of the Plan, an entity organized in the United States (“New Just Energy Parent”), which may be an existing Just Energy Entity, including Just Energy (U.S.) Corp. or a newly formed entity (in each case, acceptable to the Plan Sponsor), shall be the ultimate parent of the Just Energy Entities. New Just Energy Parent shall be a private (not-public) company, and as of the Effective Date, no Just Energy Entity shall be a reporting issuer in Canada, and New Just Energy Parent shall be the issuer of the New Preferred Shares and the New Common Shares issued pursuant to the Plan (as described herein);

•         Entry into the New Credit Agreement;

•         Entry into the New Intercreditor Agreement;

•       A rights offering for the issuance of the New Common Shares as described herein, which rights offering shall provide a portion of the cash consideration necessary to implement the Plan (the “New Equity Offering”), and the New Equity Offering shall be backstopped by the Plan Sponsor and other participating beneficial holders of the Term Loan Claim pursuant to the terms of the Backstop Agreement;

•         All of the Unaffected Claims against the Just Energy Entities shall be addressed as set forth in the Plan;

•         All of the secured and unsecured Affected Claims against the Just Energy Entities shall be compromised and extinguished in exchange for the consideration provided for, and in accordance with the terms set forth in, the Plan; and

•       All Existing Shares and Equity Claims (excluding the rights and claims of the Credit Facility Lenders and the Credit Facility Agent pursuant to the Credit Facility Documents) shall be cancelled or acquired for no consideration.

[1]	Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Support Agreement or the Plan, as applicable.

2

New Credit Facility:	On the Effective Date, the Credit Facility Lenders, the Credit Facility Agent, and Just Energy Ontario L.P. and Just Energy (U.S.) Corp., as borrowers, will enter into a tenth amended and restated credit agreement (the “New Credit Agreement”), which will amend and restate the existing ninth amended and restated credit agreement on the terms and conditions set forth in Exhibit 1 hereto (the “New Credit Facility Term Sheet”).
New Preferred Shares:	On the Effective Date, New Just Energy Parent will issue to the beneficial holder(s) of the BP Commodity/ISO Services Claim a new class of preferred equity on the terms and conditions set forth in Exhibit 2 (the “New Preferred Shares Term Sheet”).
New Common Shares and Backstop Agreement:	On the Effective Date, New Just Energy Parent will issue the New Common Shares, in such aggregate number as determined by the Plan Sponsor, on the terms and conditions set forth in the Plan and the Backstop Agreement, which is attached to the Support Agreement as Exhibit D thereto.
TREATMENT OF CLAIMS AND INTERESTS
UNAFFECTED / NON-VOTING CLAIMS
DIP Lenders’ Claim:	On the Effective Date, the Just Energy Entities shall pay to the DIP Agent an amount equal to the DIP Lenders’ Claim in full satisfaction of such claim.
Commodity Supplier Claims:	On the Effective Date, the Just Energy Entities shall pay each Commodity Supplier an amount equal to such Commodity Supplier’s Commodity Supplier Claim that is an Accepted Claim in full satisfaction of such claims.
Intercompany Claims:	On the Effective Date, Intercompany Claims shall be addressed in accordance with the Plan.
BP Commodity/ISO Services Claims:	On or as soon as practicable following the Effective Date, New Just Energy Parent shall issue to the beneficial holder(s) of the BP Commodity/ISO Services Claims 100% of the New Preferred Shares in full satisfaction of such claims.

3

AFFECTED / VOTING CLAIMS
Credit Facility Claims:

On the Effective Date, in full and final satisfaction of the Credit Facility Claim (less the Credit Facility Remaining Debt, if any), the Just Energy Entities shall pay, or shall cause to be paid, to the Credit Facility Agent, an amount equal to the Credit Facility Claim (less the Credit Facility Remaining Debt, if any), in full in cash in the currency that such Credit Facility Claim was originally denominated in full and final satisfaction of the Credit Facility Claim (less the Credit Facility Remaining Debt, if any), but in all cases in accordance with the Plan.

The claims of any Credit Facility Lender relating to any letter of credit issued but undrawn under the Credit Facility Documents immediately prior to the Effective Time (the “Credit Facility LC Claims”) will be treated as unaffected claims, and on the Effective Date, any letters of credit issued by a Credit Facility Lender pursuant to the Credit Agreement shall continue under the New Credit Agreement or be discharged and, if required, replaced with new letters of credit issued under the New Credit Agreement, unless otherwise agreed to by the applicable Credit Facility Lender and the Just Energy Entities, with the consent of the Plan Sponsor.

Unsecured Claims (including the Term Loan Claims, Convenience Claims, General Unsecured Creditor Claims, and Subordinated Note Claims):

Term Loan Claims: On the Effective Date, in full satisfaction of its Term Loan Claims, each beneficial holder of a Term Loan Claim shall receive its Pro Rata Share[2] of 10% of the total New Common Shares, subject to dilution by the equity issued or issuable pursuant to the MIP.

Convenience Claims: On or as soon as practicable following the Effective Date, the Monitor, on behalf of the Just Energy Entities, shall pay in full each General Unsecured Creditor (other than beneficial holders of the Term Loan Claim or Subordinated Note Claim) that has an Accepted Claim in an amount equal to or less than CAD $1,500 (a “Convenience Claim”) or who has elected to have its eligible General Unsecured Creditor Claim treated as a Convenience Claim from the Convenience Cash Pool, which is taken from the General Unsecured Creditor Cash Pool (each as defined in the Plan) in full satisfaction of such Accepted Claims.

General Unsecured Creditor Claims: The Monitor, on behalf of the Just Energy Entities, shall pay each General Unsecured Creditor with an Accepted Claim, and who is not deemed or has not elected to have its eligible General Unsecured Creditor Claim treated as a Convenience Claim, its Pro Rata Share[3] of the General Unsecured Creditor Cash Pool, after paying all Convenience Claims, in full satisfaction of such Accepted Claims. The Monitor may, but shall not be obligated to, make any distribution to the General Unsecured Creditors before all Disputed Claims have been finally resolved for distribution purposes in accordance with the Claims Procedure Order or further Order of the Court in the CCAA Proceeding or the U.S. Court in the Chapter 15 Proceeding.

The General Unsecured Creditor Cash Pool shall be funded in the aggregate amount of CAD $10 million.

Subordinated Note Claims: Each beneficial holder of a Subordinated Note Claim with an Accepted Claim shall receive its Pro Rata Share[4] of the General Unsecured Creditor Cash Pool from the Plan Implementation Fund, in full satisfaction of such Accepted Claim, in each case, subject to the terms of the Subordinated Note Indenture and all related obligations thereunder. For the avoidance of doubt, the Monitor shall not make any distribution to the beneficial holder of a Subordinated Note Claim until all parties entitled to turnover of any such distribution pursuant to the terms of the Subordinated Note Indenture and the Plan have been paid in full. Instead, the Monitor shall distribute such distributions pursuant to and in accordance with the terms set forth in the Plan.

Disputed Claims: Distributions to holders of Disputed Claims that become Accepted Claims following the Effective Date shall be made from time to time by the Monitor from the General Unsecured Creditor Cash Pool in accordance with provisions to be set out in the Plan.

[2]	As used herein with respect to the Term Loan Claims, “Pro Rata Share” means the proportionate share of a Term Loan Lender’s Term Loan Claim that is an Accepted Claim to the total of all Term Loan Claims that are Accepted Claims.

[3]	As used herein with respect to the General Unsecured Claims, “Pro Rata Share” means the proportionate share of a General Unsecured Creditor’s General Unsecured Creditor Claim that is an Accepted Claim to the total of all General Unsecured Creditor Claims that are Accepted Claims and Disputed Claims.

[4]	As used herein with respect to the Subordinated Note Claims, “Pro Rata Share” means the proportionate share of Subordinated Note Claims held by a holder of such notes to the total amount of all the Subordinated Note Claims.

4

EQUITY / NON-VOTING
Existing Shares and Equity Claims:	Holders of Equity Claims and/or Existing Shares shall not receive any distribution under the Plan on account of their Existing Shares and/or Equity Claims, which shall be cancelled as of the Effective Date without return of capital or other payment.
NEW EQUITY OFFERING
New Equity Offering:

On the Effective Date, in exchange for a new money investment of USD $192,550,000, 80% of the New Common Shares in New Just Energy Parent, subject to dilution by the equity issued or issuable pursuant to the MIP, shall be issued through the New Equity Offering (including the backstop thereof by the applicable Backstop Parties (as defined in the Backstop Agreement) but excluding the Backstop Commitment Fee Shares). Participation in the New Equity Offering shall be open to the beneficial holders of the Term Loan Claims and allocated to such holders on a pro rata basis.

The New Equity Offering will be backstopped by the Plan Sponsor and the other applicable Backstop Parties, pursuant to the terms of the Backstop Agreement.

OTHER PROVISIONS
Administrative Expense Reserve:	The Plan will provide for a CAD $1.9 million administrative expense reserve (the “Administrative Expense Reserve”) funded to the Monitor on the Effective Date to be used by the Monitor to pay the reasonable and documented fees and disbursements for any necessary post-Effective Date services incurred by the Monitor and its advisors. Any unused portion of the Administrative Expense Reserve shall be transferred to New Just Energy Parent.
Corporate Governance Generally:	The material terms in respect of the corporate governance of New Just Energy Parent will be as set forth in the Corporate Governance Term Sheet for New Just Energy Parent attached hereto as Exhibit 3 (the “Corporate Governance Term Sheet”).
Board of Directors:	As set forth in the Corporate Governance Term Sheet, the New Corporate Governance Documents will provide that the initial board of directors, board of managers, or such similar governing body of New Just Energy Parent will consist of five (5) members selected by the Plan Sponsor.
Charter, By-Laws and Organizational Documents:	The New Corporate Governance Documents will include the terms set forth in the Corporate Governance Term Sheet, be in form and substance acceptable to the Plan Sponsor, acting reasonably, and become effective as of the Effective Date.
Management Incentive Plan:	The material terms in respect of a post-emergence management incentive plan (the “MIP”) will be as set forth in the management incentive plan term sheet for New Just Energy Parent attached hereto as Exhibit 4.
New Intercreditor Agreement:	A seventh amended and restated intercreditor agreement (the “New Intercreditor Agreement”) by, among others, the Just Energy Entities, the Credit Facility Agent, and the applicable Commodity Suppliers, shall be entered into, which New Intercreditor Agreement shall provide for the same relative supplier and lender priorities as contemplated in the existing sixth amended and restated intercreditor agreement subject to modifications set forth in the New Intercreditor Agreement Term Sheet attached hereto as Exhibit 5.

5

Shell:	Shell Energy North America (Canada) Inc., Shell Energy North America (US), L.P., and Shell Trading Risk Management, LLC (collectively, “Shell”) shall have confirmed, in writing, to the Just Energy Entities and the Plan Sponsor that (i) it will not exercise any termination rights under its Continuing Contracts (as defined in the Plan) solely as a result of the Restructuring, and (ii) all existing and any potential future trades will be transacted in accordance with the Continuing Contracts (as may be amended, restated, supplemented and/or replaced by the Just Energy Entities and Shell from time to time following the Effective Date) or new arrangements, in each case in accordance with the terms thereof and subject to the terms of the New Intercreditor Agreement. The Continuing Contracts with respect to Shell shall not include the Third Amended and Restated Scheduling Coordinator Agreement dated December 1, 2014 between Shell Energy North America (US), L.P., Just Energy New York Corp., Just Energy (U.S.) Corp. and Just Energy Solutions Inc. (formerly Commerce Energy, Inc.) or any other agreement whereby Shell performs ISO or scheduling services on behalf of any Applicant whereby an Applicant has reimbursement obligations to Shell for payments made by Shell on behalf of an Applicant to an ISO.
Conditions to Effectiveness of the Plan:	The effectiveness of the Plan will be subject to the satisfaction or waiver of the conditions set forth therein.
Releases, Exculpation, Discharge, and Injunction	Releases, exculpation, discharge and injunction provisions shall be as provided for in the Plan and the Support Agreement.
Tax Structure:

The Restructuring and the Restructuring Transactions shall be structured in a tax efficient manner as agreed upon by, and acceptable to, the Just Energy Entities and the Plan Sponsor, each acting reasonably.

The specific transaction steps, including the treatment of intercompany claims, to be effected in the implementation of the Plan shall be set out in a supplement to the Plan that shall be in form and substance acceptable to the Just Energy Entities, the Credit Facility Lenders and the Plan Sponsor, each acting reasonably.

Securities Exemptions:	The New Common Shares and the New Preferred Shares will be issued pursuant to applicable securities laws exemptions under U.S. and Canadian law.
Definitive Documents:	Each of the Definitive Documents (as defined in the Support Agreement) shall be agreed upon by, and in form and substance acceptable to, each of Just Energy Entities the Plan Sponsor, and the Credit Facility Lenders, each acting reasonably and consistent with the terms in this Term Sheet.
Restructuring Timeline:	The Restructuring shall occur on the timeline set forth in the Support Agreement.

6

EXHIBIT 1

New Credit Facility Term Sheet

NEW CREDIT AGREEMENT
SUMMARY OF TERMS AND CONDITIONS

May 12, 2022

This Summary of Terms and Conditions (this “Summary”) is intended for discussion purposes only and cannot be construed as creating an obligation to advance funds or to reach an agreement on definitive terms and conditions. This Summary does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation relating to the Credit Facilities, including, without limitation, a tenth amended and restated credit agreement (the “Tenth Amended and Restated Credit Agreement”) between the Borrowers, the Agent and the Lenders. This Summary represents an outline of the basis on which the Lenders are prepared to provide their commitment to provide the Credit Facilities subject to each Lender’s receipt of its requisite internal credit and underwriting approvals, satisfactory results of due diligence and documentation in form and substance satisfactory to the Lenders, the Obligors and the Plan Sponsor.

Reference is made to (i) the ninth amended and restated agreement dated as of September 28, 2020 among Just Energy Ontario L.P. and Just Energy (U.S.) Corp, as Borrowers, National Bank of Canada, as Agent, and the Lenders party thereto, as amended, supplemented or otherwise modified from time to time to the date hereof (the “Existing Credit Agreement”), (ii) the sixth amended and restated intercreditor agreement dated as of September 1, 2015 between the Collateral Agent, the Agent, Shell Energy, the Other Commodity Suppliers (as defined therein), the Borrowers, the Restricted Subsidiaries and other Persons from time to time party thereto (as amended, supplemented or otherwise modified from time to time to the date hereof (the “Existing Intercreditor Agreement”), and (iii) the plan support agreement dated as of May 12, 2022 between, among others, the Obligors, LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC, OC II LVS XIV LP and OC III LFE I LP, as plan sponsors, and the Lenders party thereto (as amended, supplemented or otherwise modified from time to time to the date hereof (the “Plan Support Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings given to them in Exhibit A attached hereto or the Existing Credit Agreement, as the case may be.

Borrowers:	As per the Existing Credit Agreement.
New Parent:	Just Energy (U.S.) Corp. (the “New Parent”).
Guarantors:	As per the Existing Credit Agreement with the addition of (a) any Subsidiary of the New Parent that directly or indirectly owns the equity interests in the Canadian Borrower on the Effective Date and any other Subsidiary of the New Parent that is not an Unrestricted Subsidiary (collectively, the “New Obligor”), and (b) Filter Group Inc. (“Filter Parent”) and Filter Group USA Inc. (together with Filter Parent, collectively, the “Filter Entities”; the Filter Entities, together with the New Obligor, if any, collectively, the “Additional Guarantors”). For the avoidance of doubt, no Person that directly owns any equity interest in the New Parent shall be required to be a Guarantor or provide Security.

JUST ENERGY ONTARIO L.P. and
JUST ENERGY (U.S.) CORP.

Administrative Agent:	National Bank of Canada, as administrative agent (in such capacity, the “Agent”).
Lenders:	As per the Existing Credit Agreement.
Maximum Facility Amount:	Cdn.$250,000,000 (inclusive of the LC Facility Amount (as defined below)) on the Effective Date (as defined below) as such amount is reduced from time to time pursuant to the “Prepayments and Repayments” described below (the “Maximum Facility Amount”).
Credit Facility Remaining Debt:	Pursuant to the Plan, the principal amount of up to Cdn.$20,000,000 of the amounts owed to the Lenders under the Existing Credit Agreement (in addition to the Letters of Credit issued under the Existing Credit Agreement which are outstanding on the Effective Date) may remaining outstanding as an initial outstanding principal amount under the New Credit Agreement upon the implementation of the Plan.
Letters of Credit Sublimit under Revolving Facilities:	Remove the existing sublimit of Cdn.$125,000,000 for the Letters of Credit issued under the Revolving Facilities in Section 2.08(3) of the Existing Credit Agreement.
LC Facility Amount:	Cdn.$45,000,000 (the “LC Facility Amount”).
Borrowing Base:	As per the Existing Credit Agreement.

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

Prepayments and Repayments:

As per the Existing Credit Agreement, subject to the following:

(i)          If at any time the aggregate amount of unrestricted cash and Cash Equivalents held by the Obligors exceeds Cdn.$35,000,000, save and except for any amounts which directly relate to and are required to fund pending normal course commodity supplier payments and ISO payments on each Commodity Supplier/ISO Payment Date (as defined below), the Borrowers will repay the Advances outstanding under the Revolving Facilities in an amount equal to such excess. For certainty, (a) any repayment made pursuant to this clause (i) will not permanently reduce the Commitments of the Lenders under the Revolving Facilities or the Maximum Facility Amount; and (b) to the extent there are no Advances outstanding under the Revolving Facilities (other than the Letters of Credit) at such time, the Obligors may maintain aggregate cash and Cash Equivalents in excess of Cdn.$35,000,000 for general corporate purposes.

(ii)        The requirement for commitment reductions on asset dispositions contained in Section 6.07 of the Existing Credit Agreement will be revised to provide for mandatory reductions of the Maximum Facility Amount by an amount equal to the net after-tax proceeds of a Disposition of any Property made by an Obligor or Unrestricted Subsidiary on a dollar-for-dollar basis to the extent such proceeds are not used by the Obligors for reinvestment pursuant to one or more Permitted Acquisitions within 180 days of such Disposition; provided that, for greater certainty, any such Disposition made by an Obligor shall be a Permitted Asset Disposition.

(iii)       Sections 6.06 and 6.08 will be removed in its entirety.

(iv)        The requirement for scheduled mandatory commitment reductions contained in Section 6.09 of the Existing Credit Agreement will be revised to remove in their entirety any scheduled commitment reductions set forth therein and to provide instead for the following mandatory reductions of the Maximum Facility Amount:

(a)          On June 30, 2023, the Maximum Facility Amount in effect at such time will be permanently reduced by an amount equal to the sum of (A) the Excess Liquidity Amount as at March 31, 2023 (which, for the avoidance of doubt and notwithstanding anything to the contrary herein, shall include the proceeds of any Equity Cure received by the Obligors during the Fiscal Quarter ended June 30, 2023 (the “Specified Equity Cure”), up to the first Cdn.$45,000,000 (for the avoidance of doubt, the amount of the Specified Equity Cure will not be included in the calculation of the Excess Liquidity Amount for purposes of clause (b) below), and (B) to the extent such Excess Liquidity Amount exceeds Cdn.$90,000,000, 50% of such excess.

(b)          On June 30, 2024, the Maximum Facility Amount in effect at such time will be permanently reduced by an amount equal to the sum of (A) the Excess Liquidity Amount as at March 31, 2024 (which, for the avoidance of doubt and notwithstanding anything to the contrary herein, shall include the proceeds of any Equity Cure received by the Obligors during the Fiscal Quarter ended June 30, 2024), up to the Initial 2024 Lender Commitment Reduction Amount, and (B) to the extent such Excess Liquidity Amount exceeds the sum of (I) the Initial 2024 Lender Commitment Reduction Amount, and (II) the Initial 2024 Preferred Equity Payment Amount, 50% of such excess.

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

(v)         For greater certainty, (a) if at any time the aggregate amount of the Letters of Credit outstanding under the Revolving Facilities or the LC Facility[1], as the case may be, exceeds the Commitments of the Lenders under the applicable Credit Facility in effect at such time (including as a result of the reductions in the Maximum Facility Amount made in accordance with this Section titled “Prepayments and Repayments”), the Borrower will promptly provide to the Agent, for the benefit of the Lenders or the LC Lender, as applicable, cash collateral in the amount of such excess and the Lenders and the LC Lender will have priority over such cash collateral under the terms of the Seventh Amended and Restated Intercreditor Agreement, and (b) if, subsequent to the provision by the Borrowers of the cash collateral in accordance with the foregoing clause (a), one or more Letters of Credit issued under the Credit Facilities are expired, terminated, reduced or returned to the Lenders or the LC Lender, as applicable, such that the aggregate amount of the Letters of Credit outstanding under the applicable Credit Facility is less than the Commitments of the Lenders under such Credit Facility, the Agent, on behalf of the Lenders and the LC Lender, will promptly release, discharge and return such cash collateral to the Borrowers and, if applicable, the Borrowers shall provide to the Agent such replacement cash collateral as necessary to continue to comply with the foregoing clause (a).

(vi)       For greater certainty, unless expressly provided for herein, any reduction of the Maximum Facility Amount made in accordance with this Section titled “Prepayments and Repayments” will permanently reduce the Commitments of the Lenders under the Revolving Facilities and the Commitment of the LC Lender under the LC Facility on a pro rata basis.

1 NTD: Subject to confirmation that EDC will continue to backstop the LC Facility.

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

Maturity:	The earlier of (a) 3rd anniversary of the Effective Date and (b) June 15, 2025 (the “Maturity Date”).

Purpose:	As per Existing Credit Agreement.

Availability:	As per Existing Credit Agreement, subject to replacing LIBO Rate with Term SOFR. Customary benchmark replacement provisions to be included.

Restructuring/Commitment Fee:

A restructuring/commitment fee will be paid in cash in the following manner:

(i)          an amount equal to 0.50% of the Maximum Facility Amount in effect on the Effective Date will be due and payable on the Effective Date (the “Initial Commitment Fee”); and

(ii)         if the Credit Facilities are not fully repaid in cash by the 2nd anniversary of the Effective Date, an amount equal to 0.75% of the Maximum Facility Amount in effect on the Effective Date will be due and payable on the 2nd anniversary of the Effective Date.

Agency Fee:	As per an agency fee letter to be entered into by the Borrowers and the Agent.

Effective Date:	The date upon which the “Conditions Precedent” described below have been satisfied or waived by the Lenders in their sole discretion (the “Effective Date”).

General Terms and Conditions

Credit, Usage and Stand-by Margins: Pricing grid to be updated as follows:
Level	Senior Debt to EBITDA Ratio	Prime Rate Margin, US Base Rate Margin and US Prime Rate Margin	BA Stamping Fee Rate, SOFR Margin and Letter of Credit Fee Rate	Standby Fee Rate
I	> 2.00x	375.0 bps	475.0 bps	118.75 bps
II	> 1.50x ≤ 2.00x	325.0 bps	425.0 bps	106.25 bps
III	> 1.00x ≤ 1.50x	300.0 bps	400.0 bps	100.00 bps
IV	≤ 1.00x	275.0 bps	375.0 bps	93.75 bps

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

(i)          SOFR Margin (to be defined in the Tenth Amended and Restated Credit Agreement) will be subject to the following credit spread adjustments:

(a)              0.11448% (11.448 basis points) for an available tenor of one-month’s duration;

(b)             0.26161% (26.161 basis points) for an available tenor of three-months’ duration; and

(c)             0.42826% (42.826 basis points) for an available tenor of six-months’ duration.

(ii)         For greater certainty, all amounts of the Letters of Credit issued under the Credit Facilities will be included in the calculation of Senior Debt to EBITDA Ratio for purposes of determining the Applicable Margins.

(iii)        On the Effective Date and until such time as the Borrowers deliver to the Agent a Compliance Certificate concurrently with the delivery of the first set of quarterly financial statements after the Effective Date in accordance with the Tenth Amended and Restated Credit Agreement, the Applicable Margins will remain at Level III as set out in the new pricing grid above.

Documentation:	Credit Facilities to be documented as an amendment and restatement of the Existing Credit Agreement pursuant to the Tenth Amended and Restated Credit Agreement on terms satisfactory to the Lenders, the Agent, the Collateral Agent, the Obligors and the Plan Sponsor.

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

Security:

As per Existing Credit Agreement, subject to the following, each in form and substance and on terms satisfactory to the Lenders, the Agent and the Collateral Agent, the Obligors and the Plan Sponsor (collectively, the “Additional Security”):

(i)          general security agreement, share pledge agreement (as applicable), guarantee and blocked account agreement or deposit account control agreement (as applicable) from each of the Additional Guarantors; provided that, for greater certainty, if the Filter Group Debt has not been repaid in full on or prior to the Effective Date, the Filter Entities will be required to deliver guarantee, general security agreement and blocked account agreement or deposit account control agreement (as applicable) only after the Filter Group Debt has been repaid in full;

(ii)         amendment to the securities pledge agreement made as of August 28, 2020 between 8704104 Canada Inc. (“8704104”) and the Collateral Agent pursuant to which 8704104 will pledge the equity interests owned by 8704104 in the capital stock of Filter Group Inc. in favour of the Collateral Agent;

(iii)        confirmations of all of the other existing guarantees, security and subordination agreements from Borrowers and Guarantors;

(iv)        blocked account agreements or deposit account control agreements, cash collateral agreements and such other agreements as may be required by the Lenders, in each case, in connection with the cash collateral provided from time to time by the Borrowers to the Agent, for the benefit of the Lenders and the LC Lender, in accordance with clause (v) of the Section titled “Prepayments and Repayments” above;

(v)       to the extent not previously delivered to the Collateral Agent, delivery of the certificates representing the equity interests pledged to the Collateral Agent pursuant to the Security, together with related stock powers duly endorsed in blank; and

(vi)       registration of financing statements or other appropriate filings or notices in respect of the foregoing in all relevant jurisdictions.

Intercreditor Agreement:	An amended and restated intercreditor agreement (the “Seventh Amended and Restated Intercreditor Agreement”) will be entered into by the Obligors, the Collateral Agent, the Agent and the Persons who are commodity suppliers of the Obligors as of the Effective Date (the “Effective Date Commodity Suppliers”) to amend and restate the Existing Intercreditor Agreement on the terms and conditions set forth in the term sheet attached hereto as Exhibit B.

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

Conditions Precedent:

As per the Existing Credit Agreement, subject to the following, each in form and substance and on terms satisfactory to the Lenders, acting reasonably:

(i)            negotiation, execution and delivery of definitive credit documents (including the Tenth Amended and Restated Credit Agreement, the Seventh Amended and Restated Intercreditor Agreement and the Additional Security);

(ii)           the Plan shall be approved by the requisite majorities of each class of the creditors of JustEnergy and its Subsidiaries;

(iii)          JustEnergy shall have received (a) an order of the Ontario Superior Court of Justice (Commercial List) (the “Sanction Order”) which sanctions and approves the Plan, and (b) an order of the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Recognition Order”) recognizing and enforcing the Sanction Order in the cases commenced by JustEnergy and certain of its Subsidiaries under Chapter 15 of title 11 of United States Code (the “Chapter 15 Cases”, and together with the CCAA Proceedings, collectively, the “Proceedings”);

(iv)          the Sanction Order and the Recognition Order shall have become Final Orders;

(v)           successful implementation of the Plan in accordance with its terms;

(vi)         the Lenders’ receipt of certified copies of (a) the corporate governance documents for the reorganized Obligors, including, but not limited to, any documents concerning preferred or common equity of the reorganized Obligors, (b) the management incentive plan for the reorganized Obligors, (c) the backstop commitment letter entered into by LVS III SPE XV LP, TOCU XVII LLC, HVS XVI LLC, OC II LVS XIV LP and OC III LFE I LP and New Parent, and (d) to the extent any new agreement is entered into on or prior to the Effective Date between any Obligor and Shell Energy North America (Canada) Inc., Shell Energy North America (US), L.P. and/or Shell Trading Risk Management, LLC (collectively, “Shell”) in connection with the provision of products and services by Shell to one or more Obligors, such agreements;

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

(vii)         the Lenders’ receipt of a sources and uses of funds statement of the New Parent to complete the implementation of the Plan;

(viii)        the New Parent maintaining Liquidity in an amount not less than Cdn.$75,000,000 as at the time of its emergence from the Proceedings;

(ix)          confirmation from EDC that EDC will continue to provide the EDC Guarantee in respect of each Letter of Credit issued under the LC Facility and the Lenders’ receipt of EDC Documents in respect of the Letters of Credit issued under the Existing Credit Agreement which are outstanding on the Effective Date;

(x)           the aggregate principal amount outstanding under the Credit Facilities on the Effective Date (other than the Letters of Credit issued under the Existing Credit Agreement which are outstanding on the Effective Date) shall not exceed Cdn.$20,000,000;

(xi)          payment of all applicable fees and expenses due and owing to the Agent and the Lenders (including reasonable and documented fees and expenses of Lenders’ Counsel) on or before the Effective Date in accordance with the Tenth Amended and Restated Credit Agreement (including, without limitation, the Initial Commitment Fee);

(xii)          receipt of customary legal opinions from the Obligors’ counsel in form and substance reasonably satisfactory to Lenders’ Counsel, together with supporting officer’s certificates and resolutions; and

(xiii)         receipt of all relevant information to complete all know your customer and anti-money laundering due diligence.

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

Representations & Warranties:

As per the Existing Credit Agreement, subject to the following:

(i)          adding a new representation and warranty that the equity interests of the New Parent are not subject to any Encumbrance;

(ii)         adding a new representation and warranty that the New Parent does not (a) own any intellectual property, permit, quota, retail energy licence or any other material Property other than (i) the equity interests in its Subsidiaries and (ii) any intercompany debt made by the New Parent to another Obligor or (b) own any Customer Contract or otherwise generate material revenue; and

(iii)         removing the reporting issuer representation contained in Section 8.01(43) of the Existing Credit Agreement.

For greater certainty, the Borrowers shall provide and deliver an updated set of disclosure schedules to the Existing Credit Agreement.

Reporting Requirements:

As per the Existing Credit Agreement, subject to the following:

(i)          delivery of the first set of quarterly financial statements to be postponed until 90 days (or such longer period as may be approved by the Lenders) after the New Parent has completed a full Fiscal Quarter following the Effective Date;

(ii)         Section 9.03(13) of the Existing Credit Agreement will be removed in its entirety; and

(iii)        detailed reporting of (a) supplier priority payables and their aging, (b) amounts payable and their aging under the ISO services agreements; and (c) mark-to-market position of contracts entered into with commodity suppliers and under ISO service agreements (to the extent applicable).

Affirmative Covenants:

As per the Existing Credit Agreement, subject to the following:

(i)          delete the covenant to initiate a process for refinancing of the Credit Facilities satisfactory to the Lenders by June 30, 2022 contained in Section 9.01(30) of the Existing Credit Agreement;

(ii)         if no Obligor is or continues to be a reporting issuer under the applicable securities laws, delete the public company covenants and related provisions contained in the Existing Credit Agreement;

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

(iii)       align the minimum Supplier Credit Rating covenant contained in Section 9.01(25) of the Existing Credit Agreement with the corresponding covenant under the Seventh Amended and Restated Intercreditor Agreement;

(iv)       delete the covenant regarding Alberta Utilities Commission Debt contained in Section 9.01(31) of the Existing Credit Agreement; and

(v)        add an affirmative covenant to require the New Parent to use commercially reasonable efforts to assign and transfer all of its material Supplier Contracts and other Material Contracts to one or more other Obligors; provided that the New Parent shall not be required to transfer any material Supplier Contract or other Material Contract to the extent that such transfer would require the New Parent to pay any consent or transfer fee to the applicable counterparty under any material Supplier Contract or other Material Contract.

Financial Covenants:	As per the Existing Credit Agreement subject to the following: (i) revising the maximum consolidated Senior Debt to EBITDA Ratio requirements as follows:

Fiscal Quarter Ending	Senior Debt to EBITDA Ratio
September 30, 2022	2.75:1.00
December 31, 2022	2.50:1.00
March 31, 2023 and thereafter until the Maturity Date	2.25:1.00

(ii)         revising the minimum Four Fiscal Quarter EBITDA requirement under Section 9.02(2) of the Existing Credit Agreement such that EBITDA determined as at the last day of each Fiscal Quarter in respect of the immediately preceding Four Quarter Period is not less than:

(a)               $90,000,000 at September 30, 2022;

(b)               $100,000,000 at December 31, 2022; and

(c)               $112,500,000 at March 31, 2023 and thereafter until the Maturity Date;

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

(iii)        definition of EBITDA to be agreed between the Borrowers and the Lenders in the definitive documentation;

(iv)       EBITDA numbers calculated and reported under the Existing Credit Agreement for any Fiscal Quarter prior to the Effective Date to be used for purposes of determining compliance with the financial covenants for any period including such Fiscal Quarter; and

(v)        for greater certainty, all amounts of Letters of Credit issued under the Credit Facilities will be included in the calculation of Senior Debt for purposes of determining the Senior Debt to EBITDA Ratio.

Equity Cures:	Customary equity cure provisions to be included; provided that, for greater certainty, (i) the cash proceeds from any equity cure (an “Equity Cure”) will be no more than the amount required to cause the Borrowers to be in compliance with the financial covenants; (ii) only one Equity Cure may be exercised in any Fiscal Year; (iii) there will not be Equity Cures in two consecutive Fiscal Quarters; (iv) the aggregate amount of Equity Cures used during the term of the Credit Facilities will not exceed Cdn.$25,000,000; and (v) the amount of each Equity Cure and the use of proceeds therefrom will be disregarded for all purposes under the Loan Documents (including for purposes of calculating financial covenant ratios to determine the Applicable Margins) other than solely to determine compliance with the financial covenants for any relevant covenant test period.

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

Negative Covenants

As per the Existing Credit Agreement, subject to the following:

(i)          no share buy-backs or distributions to the holders of the common shares of the New Parent;

(ii)         restrict the incurrence of any priority Debt other than the Debt owing to the commodity suppliers, ISOs, utilities and storage providers, environmental trade counterparties and regulatory authorities incurred the ordinary course of business of the Obligors;

(iii)       no ability to incur any Subordinated Debt;

(iv)        permit Filter Group Debt;

(v)         revise clauses (n) and (q) of the definition of “Permitted Encumbrances” as follows to remove the dollar limit on each of them:

“(n) any Encumbrance granted by any Obligor to LDCs in respect of Cash Security Deposits in accordance with Collection Service Agreements”; and

“(q) Encumbrances over any and all cash, monies and interest bearing instruments delivered to, deposited with or held by an exchange for natural gas, ISO, utilities, storage providers, environmental trade counterparties, commodity suppliers that are not party to the Seventh Amended and Restated Intercreditor Agreement and regulatory authorities in the ordinary course of business of the Obligors, subject to permitted use, and any rights to payment or performance owing from an exchange for natural gas including, without limitation, accounts payable owed by the exchange to an Obligor to the extent that such proceeds are to be used as security for future transactions and all proceeds of any of the foregoing”.

(vi)        revise clause (p) of the definition of “Permitted Encumbrances” as follows to include a permitted amount of cash collateral to secure credit card obligations of the Obligors:

“(p) Encumbrances, including cash collateral, in an aggregate amount not to exceed US$500,000, to secure credit card obligations of the Obligors owed to any Person who is not a Lender”.

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

(vii)       permit an Acquisition subject to the following conditions: (a) the purchased assets or entity relate to a business that is substantially similar to the Business; (b) Liquidity shall be equal to or greater than the Liquidity Threshold Amount immediately prior to and after the consummation of such Acquisition; (c) the aggregate consideration paid for such Acquisition shall not exceed Cdn.$3,000,000, (d) the aggregate considerations paid for all such Acquisitions during the term of the Credit Facilities shall not exceed Cdn.$10,000,000, (e) the cash consideration of such Acquisition shall be funded by (I) first, the proceeds from any Permitted Asset Disposition that the Obligors are permitted to use to finance such Acquisition, and (II) second, Excess Liquidity Amount, (f) such Acquisition may not be funded by an incremental equity investment without the prior written consent of the Lenders, (g) if such Acquisition is an Acquisition of a new Subsidiary that would, under the terms of the Existing Credit Agreement, be required to guarantee and provide Security in favour of the Agent and the Collateral Agent, as applicable, concurrently with such Acquisition, such Subsidiary shall become a Restricted Subsidiary and an Obligor for purposes of the Loan Documents and deliver to the Agent and the Collateral Agent, as applicable, all such guarantees and security documents as may be required under the Loan Documents, and (h) no Pending Event of Default or Event of Default immediately prior to or after the consummation of such Acquisition;

(viii)      permit the following Distributions:

(a)        repayment of Filter Group Debt after the Effective Date;

(b)       payment to          of a fee for backstopping the Effective Date Equity Offering, which fee shall be paid entirely in common shares of the New Parent;

(c)       permit the Preferred Equity ECF Payments, subject to the following conditions: (A) delivery to the Agent of a certificate of an officer of the Borrowers confirming that no Event of Default or Pending Event of Default will have occurred on (I) March 31, 2023 or June 30, 2023 for the 2023 Preferred Equity ECF Payment and (II) March 31, 2024 or June 30, 2024 for the 2024 Preferred Equity ECF Payment; (B) minimum pro forma Liquidity of Cdn.$75,000,000 as at (I) March 31, 2023 and June 30, 2023 for the 2023 Preferred Equity ECF Payment and (II) March 31, 2024 and June 30, 2024 for the 2024 Preferred Equity ECF Payment; and (C) the proceeds of the Credit Facilities will not be used to make such payments; and

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

(d)       permit redemptions of the Class A Preferred Equity using the proceeds received by the New Parent from the issuance of preferred or common equity of the New Parent (the “Preferred Equity Refinancing”); provided that (i) the Preferred Equity Refinancing shall not, whether directly or indirectly, result in a decrease in the Liquidity after giving effect to the Preferred Equity Refinancing (other than on account of reasonable and documented legal and other advisory fees and expenses in an aggregate amount not to exceed $1,000,000), as reasonably determined by the Majority Lenders in good faith in consultation with the Borrowers (for greater certainty, there shall be no cash cost or adverse cash consequences at the time of the Preferred Equity Refinancing or thereafter to the Obligors or expense payable by the Obligors arising from the Preferred Equity Refinancing (other than on account of reasonable and documented legal and other advisory fees and expenses in an aggregate amount not to exceed $1,000,000)), (ii) the terms of such preferred equity shall not be less favourable to the Lenders and the Obligors than the terms of the Class A Preferred Equity, as reasonably determined by the Borrowers in good faith in consultation with the Lenders, and (iii) no Pending Event of Default or Event of Default shall have occurred at the time of such redemptions or arise as result of such redemptions;

(ix)        impose 30-day maximum limit on payment of any post-filing commodity trade supplier payable from the date of the relevant invoice;

(x)          restrict any Drawdown under the Credit Facilities if, prior to or after such Drawdown, the aggregate amount of cash or Cash Equivalents held by the Obligors would exceed Cdn.$35,000,000; provided that, notwithstanding the foregoing, the Borrowers will be permitted to make a Drawdown under the Revolving Facilities on the date that is one business day prior to each Commodity Supplier/ISO Payment Date (as defined below) for the purpose of making normal course commodity supplier payments and ISO payments (the date on which each such payment is due and payable, a “Commodity Supplier/ISO Payment Date”);

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

(xi)       limit Financial Assistance provided to Unrestricted Subsidiaries and Permitted Unrestricted Subsidiary Debt at any time to a maximum aggregate amount of Cdn.$5,000,000;

(xii)       revise the definition of “Permitted Asset Disposition” to permit individual asset sales at or below $3,000,000 and cumulative asset sales of $10,000,000 during the term of the Tenth Amended and Restated Credit Agreement; and

(xiii)      add a new negative covenant that the New Parent will not (a) own any intellectual property, permit, quota, retail energy licence or any other material Property other than (i) the equity interests in its Subsidiaries and (ii) any intercompany debt made by the New Parent to another Obligor, or (b) own any Customer Contract or otherwise generate material revenue.

Events of Default:	As per the Existing Credit Agreement, subject to revising Section 11.01(26) of the Existing Credit Agreement to further exclude the impact of any goodwill impairments.
Change of Control:

As per the Existing Credit Agreement, subject to the following:

(i)         clause (d) of the definition of Change of Control in the Exiting Credit Agreement will be removed in its entirety;

(ii)        clause (a)(i) of the definition of Change of Control in the Existing Credit Agreement will be removed in its entirety and replaced with         ceasing to own, directly or indirectly, at least 75% common voting equity interests of the New Parent; and

(iii)        appropriate adjustments will be made if no Obligor is or continues to be a reporting issuer under the applicable securities laws.

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

GAAP:	US GAAP.

Assignments & Participations:	As per the Existing Credit Agreement.

General Indemnities:	As per the Existing Credit Agreement.

Environmental Indemnities:	As per the Existing Credit Agreement.

Costs:	As per the Existing Credit Agreement.

Increased Costs:	As per the Existing Credit Agreement.

Majority Lenders:	As per the Existing Credit Agreement.

Governing Law:	As per the Existing Credit Agreement.

Exhibit A

Defined Terms

“2023 Lender Shortfall Amount” means an amount, if any, by which (i) the Excess Liquidity Amount as at March 31, 2023 is less than (ii) Cdn.$45,000,000.

“2023 Preferred Equity Shortfall Amount” means an amount, if any, by which (i) the Excess Liquidity Amount as at March 31, 2023 in excess of Cdn.$45,000,000 is less than (ii) Cdn.$45,000,000.

“2023 Preferred Equity ECF Payment” has the meaning given to it in the definition of “Preferred Equity ECF Payments” contained in this Exhibit A.

“2024 Preferred Equity ECF Payment” has the meaning given to it in the definition of “Preferred Equity ECF Payments” contained in this Exhibit A.

“Excess Liquidity Amount” means, at any time, an amount, if any, by which (i) the Liquidity at such time exceeds (ii) the Liquidity Threshold Amount in effect at such time.

“Filter Group Debt” means the senior secured Debt of the Filter Entities existing on the date of this Summary.

“Final Order” has the meaning given to such term in the Plan Support Agreement in effect on the date hereof.

“Initial 2024 Lender Commitment Reduction Amount” means an amount equal to the sum of (i) the 2023 Lender Shortfall Amount, and (ii) Cdn.$35,000,000.

“Initial 2024 Preferred Equity Payment Amount” means an amount by which the Excess Liquidity Amount as at March 31, 2024 exceeds the Initial 2024 Lender Commitment Reduction Amount; provided that such excess shall not exceed the sum of (i) the 2023 Preferred Equity Shortfall Amount and (ii) Cdn.$35,000,000.

“ISO” mean an independent system operator that coordinates, controls and monitors the operation of the electrical power system in a jurisdiction.

“Liquidity” means (i) cash or Cash Equivalents of the New Parent that (a) are subject to the Security, and (b) would not appear “restricted” on the consolidated balance sheet of the New Parent, plus (ii) the undrawn portion of the Credit Facilities; provided that, for the avoidance of doubt, (x) the proceeds received by any Obligor from a Disposition of any Property or issuance of its common equity interests or preferred equity interests (other than in connection with any Equity Cure) will not be included in the calculation of Liquidity, (y) the amount of any cash collateral posted for the benefit of any Obligor will not be included in the calculation of Liquidity, and (z) the proceeds of an Equity Cure received by the Obligors will be included in the calculation of Liquidity; provided further that, Liquidity may be adjusted from time to time by such amount as may be reasonably agreed to between the Borrowers and the Majority Lenders taking into account short term increases in need (which are expected to reverse) for the Obligors to satisfy cash collateral requirements of the ISO in each key market identified by the Obligors (which amounts will be included in calculating Liquidity).

JUST ENERGY ONTARIO L.P. and JUST ENERGY (U.S.) CORP.

“Liquidity Threshold Amount” means Cdn.$75,000,000.

“Plan” has the meaning given to such term in the Plan Support Agreement in effect on the date hereof.

“Plan Sponsor” has the meaning given to such term in the Plan Support Agreement in effect on the date hereof.

“Preferred Equity ECF Payments” means, collectively, the following payments to the holders of the Class A Preferred Equity:

(i)	on June 30, 2023, payment to the holders of the Class A Preferred Equity in an amount equal to the sum of (A) the Excess Liquidity Amount as at March 31, 2023 in excess of Cdn.$45,000,000; provided that such excess shall not exceed Cdn.$45,000,000, and (B) to the extent such Excess Liquidity Amount exceeds Cdn.$90,000,000, 50% of such excess (the “2023 Preferred Equity ECF Payment”); and

(ii)	on June 30, 2024, payment to the holders of the Class A Preferred Equity in an amount equal to the sum of (A) the Initial 2024 Preferred Equity Payment Amount and (B) to the extent such Excess Liquidity Amount exceeds the sum of (I) the Initial 2024 Lender Commitment Reduction Amount, and (II) the Initial 2024 Preferred Equity Payment Amount, 50% of such excess (the “2024 Preferred Equity ECF Payment”).

Exhibit B

Intercreditor Agreement Term Sheet

(See attached)

EXHIBIT 2

New Preferred Shares Term Sheet

On the Effective Date, New Just Energy Parent will issue a new class of preferred equity on the following terms and conditions and, to the extent applicable, subject to the terms and conditions set out in the New Credit Facility Agreement:

(a)	Amount: The amount of the BP Commodity / ISO Services Claim (as defined in the Plan) as of the Effective Date, all converted into United States currency, as applicable

(b)	Maturity:

1.	Perpetual

2.	Repayment in full upon a change of control transaction

3.	Right to force sale in year six (6)

(c)	Dividends: 12.50% accreting yield with dividends as and when declared by the board of directors for the first four (4) years, increasing 1% annually thereafter

(d)	Fees: exit fee of 5.00%

(e)	ECF Sweep:

1.	The ECF Sweep is as permitted pursuant to the terms of the New Credit Agreement

EXHIBIT 3

Corporate Governance Term Sheet for New Just Energy Parent

Corporate Governance Term Sheet for

New Just Energy Parent

This term sheet (the “Term Sheet”) presents certain material terms in respect of the corporate governance of New Just Energy Parent (“New Just Energy Parent”) that would be reflected in the corporate governance documents of New Just Energy Parent (including the charter, bylaws, limited liability company agreement or similar documents, as applicable), to be entered into in connection with the consummation of a plan of reorganization (the “Plan”) of Just Energy Group Inc. (“Just Energy”) and its applicable subsidiaries. This Term Sheet is not legally binding or an exhaustive list of all the terms and conditions in respect of the corporate governance of New Just Energy Parent nor does it constitute an offer to sell or buy, nor the solicitation of an offer to sell or buy, any securities of New Just Energy Parent. Any such offer or solicitation shall only be made in compliance with all applicable Laws. Without limiting the generality of the foregoing, this Term Sheet and the undertakings contemplated herein are subject in all respects to the negotiation, execution and delivery of definitive documentation.

This Term Sheet shall be attached to, and incorporated into a Restructuring Term Sheet attached to that certain plan support agreement to be entered into by Just Energy and certain stakeholders of Just Energy (the “PSA”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the PSA or the Restructuring Term Sheet to which this term sheet is attached. Unless otherwise set forth herein, to the extent that any provision of this Term Sheet is inconsistent with the PSA, the terms of this Term Sheet with respect to such provision shall control.

This Term Sheet is proffered in the nature of a settlement proposal in furtherance of settlement discussions and is entitled to protection from any use or disclosure to any party or person pursuant to Federal Rule of Evidence 408, Canadian equivalents, and any other rule of similar import.

THIS TERM SHEET IS BEING PROVIDED AS PART OF A PROPOSED COMPREHENSIVE Restructuring Transaction (THE “TRANSACTION”), EACH ELEMENT OF WHICH IS CONSIDERATION FOR THE OTHER ELEMENTS AND AN INTEGRAL ASPECT OF THE PROPOSED RESTRUCTURING OF THE COMPANY. Nothing in this Term Sheet shall constitute or be construed as an admission of any fact or liability, a stipulation or a waiver, AND EACH statement CONTAINED HEREIN IS MADE without prejudice, with a full reservation OF ALL rights, remedies, CLAIMS, or defenses of each of the recipients.

Corporate Form:	Delaware limited liability company.

In connection with the Effective Date, New Just Energy Parent shall adopt customary corporate governance documents, including a limited liability company agreement (the “New Corporate Governance Documents”) in form and substance reasonably acceptable to Just Energy and the Plan Sponsor.

General:	New Just Energy Parent will managed by a board of managers (the “Board”), which will be responsible for overseeing the operation and management of New Just Energy Parent’s business. New Just Energy Parent will be managed on a day-to-day basis by its Chief Executive Officer and other senior executive officers which shall be appointed by, and subject to the oversight of, the Board.

Board:	The New Corporate Governance Documents will provide that the initial Board will consist of five (5) directors (each a “Director”), each selected by the Plan Sponsor.

The initial term for the Directors will be for a period of one (1) year from the Effective Date (the “Initial Term”). Beginning with the first annual meeting of equityholders of New Just Energy Parent, Directors will be elected by the holders of the issued and outstanding New Common Shares (by plurality vote).

A majority of the total number of the Directors then in office shall constitute a quorum, and the affirmative vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board. The Board or any committee thereof may act by written consent executed by all of the Directors then in office or all members of such committee, as applicable, in lieu of a meeting.

The Board will have customary committees to be established by the Board.

Transfer Restrictions:	In addition to any other restrictions on Transfer (as defined below) of the New Common Shares set forth herein, the New Corporate Governance Documents will restrict any sale, exchange, assignment, pledge, encumbrance, or other transfer (each, a “Transfer”) of New Common Shares that would result in New Just Energy Parent’s obligation to register with the Securities and Exchange Commission or under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For purposes of this Term Sheet, (i) “Affiliate” means any person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified and (ii) “control” means the possession, directly or indirectly, of the power to direct, or to cause the direction of, the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Right of First Offer:	The New Corporate Governance Documents will contain a Right of First Offer provision pursuant to which, other than in a transaction to which drag-along or tag-along rights apply, any equityholder wishing to Transfer its New Common Shares (a “Transferring Equityholder”) to a party that is not an Affiliate of such Transferring Equityholder must first offer to Transfer such New Common Shares to those equityholders holding, together with their Affiliates, 5% or more of the outstanding New Common Shares on a fully-diluted basis. Further, in the event of a proposed Transfer pursuant to the Right of First Offer, at the request of the purchasing equityholder, New Just Energy Parent and the Transferring Equityholder will enter into a customary confidentiality agreement and New Just Energy Parent will disclose all material non-public information to such Transferring Equityholder without any cleansing provision.

Tag Along Rights:	If a Transferring Equityholder proposes to Transfer to any purchaser, other than to an Affiliate of any Transferring Equityholder, in one or a series of related transactions, New Common Shares representing a majority of the outstanding New Common Shares on a fully-diluted basis, then the Transferring Equityholder will give written notice to New Just Energy Parent prior to the closing of such Transfer and such other equityholders will have the right (but not the obligation) to include in such sale up to all of the New Common Shares held by such other equityholders. If the proposed purchaser elects to purchase less than all of the New Common Shares offered for sale as a result of the other equityholders exercise of their respective tag along rights, the Transferring Equityholder and each equityholder exercising its tag along rights will have the right to include its pro rata portion of New Common Shares to be Transferred to the proposed purchaser on the same terms and conditions as the Transferring Equityholder, including, without limitation, in exchange for a pro rata share of all consideration received by the Transferring Equityholder.

Drag Along Rights:	At any time after the Effective Date, if (i) one or more equityholders holding a majority of the outstanding New Common Shares on a fully-diluted basis (the “Selling Equityholders”) propose (a) to sell, in one or a series of related transactions, New Common Shares representing a majority of the outstanding New Common Shares on a fully-diluted basis, to any purchaser, or (b) propose any merger, recapitalization, consolidation or restructuring or any other transaction that would result in a change of control of New Just Energy Parent, in each case, other than to an Affiliate of any Selling Equityholders, or (ii) the Board has approved and seeks to consummate any transaction involving the sale, transfer, lease or other disposition of all or substantially all of New Just Energy Parent’s assets or properties or any merger, recapitalization, consolidation or restructuring or any other transaction that would result in a change of control of New Just Energy Parent other than to or with an Affiliate of New Just Energy Parent, the other equityholders, at the election of the Selling Equityholders or the Board, as applicable, will be required to include the pro rata portion of their New Common Shares in such sale and/or vote their New Common Shares and take any other reasonable actions in furtherance thereof on the same terms and conditions applicable to the Selling Equityholders (if applicable), subject to customary minority equityholder protective provisions.

Pre-Emptive Rights:	Until the consummation of an initial public offering (if any) by New Just Energy Parent, if New Just Energy Parent issues any equity or equity-linked securities, except for Excluded Issuances (as defined below), each equityholder, together with its Affiliates, holding at least 1% of the outstanding New Common Shares on a fully-diluted basis that is an accredited investor will have a right to purchase that number of such equity or equity-linked securities on the same terms and conditions as would allow them to maintain their fully-diluted equity interests percentage ownership interests in New Just Energy Parent. In the event that an equityholder does not subscribe for its pro rata share of such equity or equity-linked securities, the other subscribing equityholders may subscribe for such equity or equity-linked securities on a pro rata basis. There will be a customary ‘emergency’ exception to the pre-emptive rights, with a catch up provision.

“Excluded Issuances” will mean the issuance of equity or equity-linked securities (i) pursuant to or issued upon the exercise of options granted under any Management Incentive Plan, (ii) in consideration for, or to provide financing for or in connection with, M&A and related transactions, (iii) pursuant to conversion or exchange rights included in equity interests or debt (as applicable) previously issued, (iv) in connection with an equity interests split, division or dividend or similar transaction or reorganization, (v) as equity kickers to financing sources, (vi) in connection with an exchange of equity, debt or debt securities, or (vii) pursuant to other customary or agreed upon excluded transactions.

Information Rights:	By the Effective Date, neither New Just Energy Parent nor Just Energy will be a “reporting issuer” under Canadian securities laws.

New Just Energy Parent will provide or make available to each equityholder, via an electronic data site:

(i)	As soon as reasonably practicable (and in any event within ninety (90) days) after the end of each fiscal year, audited consolidated financial statements and financial information as of the end of and for such year (including an income statement, balance sheet and statement of cash flows).

(ii)	As soon as reasonably practicable (and in any event within forty-five (45) days after the end of each fiscal quarter, quarterly unaudited consolidated financial statements and financial information as of the end of and for such quarter and year-to-date period (including an income statement, balance sheet and statement of cash flows).

In no event will any financial information required to be furnished pursuant to this Term Sheet be required to include any information required by, or to be prepared or approved in accordance with, or otherwise be subject to, any provision of Section 404 of the Sarbanes-Oxley Act of 2002 or any rules, regulations, or accounting guidance adopted pursuant to that section.

Subject to execution of customary confidentiality agreements (including on a click-through basis), New Just Energy Parent will also make available the information and reports set forth in clauses (i) and (ii) above to bona fide prospective third party transferees identified by an equityholder subject to New Just Energy Parent’s confirmation that such prospective transferee would be eligible to acquire the New Common Shares (and such prospective third party transferee may not share such information).

Corporate Opportunities;

Fiduciary Duties:	The New Corporate Governance Documents will provide for the renunciation of the Company’s interest in business opportunities that are presented to Directors or equityholders and a disclaimer of fiduciary duties of the Directors and equityholders, in each case, other than such Directors or equityholders that are employees or officers of New Just Energy Parent; provided, that Directors shall be bound by the obligation of good faith and fair dealing.

Amendments:	Any amendment, supplement, modification, or waiver to the terms of the New Common Shares or the New Corporate Governance Documents that is disproportionate and materially adverse to one or more equityholder as compared to another equityholder shall require the affirmative consent of such affected equityholder (other than in de minimis respects, and for the avoidance of doubt, without giving effect to any equityhholder’s specific tax position or any other matters personal to an equityholder).

Other Terms:	The New Corporate Governance Documents will also provide for other customary terms, including, without limitation, the time, place and manner of calling of regular and special meetings of equityholders and the Board, the titles and duties of officers and the manner of appointment, removal and replacement thereof, and indemnification and exculpation of Directors, officers and other appropriate persons.

The New Corporate Governance Documents will provide that Affiliate transactions (other than those (x) that are customary Director and officer indemnification and expense reimbursement or (y) to which pre-emptive rights apply) shall require the approval of a majority of the disinterested members of the Board.

Each equityholder, together with its Affiliates, holding at least 5% of the outstanding New Common Shares on a fully-diluted basis, will have customary demand and piggyback registration rights upon an initial public offering with net proceeds of at least a threshold to be determined, and will be subject to customary lock-up provisions and usual and customary exceptions and limitations.

Delaware will be the exclusive forum for litigation by holders of the equity interests of New Just Energy Parent.

EXHIBIT 4

Management Incentive Plan

MANAGEMENT COMPENSATION ARRANGEMENTS1

The following summarizes the principal emergence related management compensation arrangements for Just Energy Group Inc. (the “Company”).

Overview:

General. New Just Energy Parent (such entity is referred to as “Issuer”) will adopt a Management Incentive Plan (the “MIP”) in connection with the restructuring contemplated in the Plan Support Agreement and the Restructuring Term Sheet to which this term sheet is attached as an exhibit on the terms and conditions set forth herein on the Emergence Date. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Plan Support Agreement and Restructuring Term Sheet.

Incentive Equity Pool. Issuer will reserve exclusively for employees of the Company and its subsidiaries and members of the Board of Directors (such reserve, the “MIP Pool”) a pool of shares of common equity (“Common Stock”) of Issuer representing 10% of Issuer’s Common Stock, determined on a fully diluted and fully distributed basis (i.e., assuming conversion of all outstanding convertible securities and full distribution of the MIP Pool).

Emergence Grants. Emergence Grants equal to 50% of the MIP Pool will be granted to management employees upon Emergence in the form of restricted stock units (“RSUs”) and performance stock units (“PSUs”) in accordance with this Term Sheet and the allocations indicated in Exhibit A (“Emergence Grants”). Emergence Grants will be made 40% in the form of RSUs and 60% in the form of PSUs and will have customary dividend equivalent rights.

Future Grants. The Company will make future equity grants as determined by the post-Emergence Board of Directors.

RSUs

Normal Vesting. Subject to an Executive’s continued employment, the RSU component of Emergence Grants will vest ratably on each of the first four (4) anniversaries of Emergence.

Accelerated Vesting Upon Termination. If an Executive is terminated without “cause” (as defined below) or terminates for “good reason” (as defined below) or due to death or disability, the Executive will be credited with vesting service to the next normal vesting date.

Accelerated Vesting Upon a Change in Control or Public Listing. Upon a Change of Control[2] or Public Listing[3] of the Company, 100% of an Executive’s unvested RSU component of Emergence Grants will accelerate and vest.

Accelerated Vesting Upon a Sale of Common Shares by the Plan Sponsor. If any affiliated entities of the Plan Sponsor (a “Plan Sponsor Entity”) sell any common equity in an amount that does not trigger a Change of Control at any time that exceeds an aggregate of 20% of the fully diluted outstanding common equity in one or a series of related transactions, an amount, if any, of the Executive’s RSUs shall vest at the closing of the sale by the Plan Sponsor Entity to bring the aggregate percentage of the Executive’s RSUs that have vested to be the same as the same percentage of common shares that have been sold, in aggregate, by the Plan Sponsor Entity.

[1]	To participate in the MIP, each executive listed in Exhibit A will agree to waive their change of control provisions in their respective agreements with respect to and only in relation to the transactions being contemplated by the Plan Support Agreement.

[2]	“Change of Control” definition will be a customary incentive plan definition with greater than 50% stock acquisition, merger with greater than 50% ownership change and sale of all/substantially all asset.

[3]	Public Listing will be defined to mean an IPO, direct listing, or de-SPAC transaction.

PSUs

Vesting. PSUs will be subject to both time and performance vesting.  PSUs will time vest on the same basis as RSUs, including upon a Change of Control or Public Listing, or sale of common shares by the Plan Sponsor Entities.  PSUs will performance vest in accordance with the following table, with linear interpolation applied for performance between MoM tiers:

MoM	Month 0 to 15	Month 15 to 36	Month 36+
1.00x	0%	0%	0%
1.25x	50%	50%	33%
1.33x	75%	63%	50%
1.50x	100%	88%	75%
1.75x	125%	113%	100%
2.00x	133%	125%	125%
2.25x	133%	133%	133%

Determination of MoM. The MoM is determined at the first to occur of a Change of Control or Public Listing by dividing the Per Share Transaction Value[4] by the Per Share Emergence Value.[5]

Certain Terminations.  Upon a termination of employment: (i) for any reason (including due to Executive’s disability) other than by the Company for Cause, (ii) by the Executive for Good Reason, or (iii) due to the Executive’s death, the Executive will be credited with vesting service to the next normal vesting date and PSUs that have time vested (the “Contingent PSUs”) shall remain outstanding and eligible to vest upon achievement of the applicable performance conditions until the first anniversary of such termination.  Upon a termination for Cause or a material violation of a restrictive covenant to which an Executive has agreed to be subject that is not cured within 30 days of written notice from the Company, all PSUs and RSUs, whether or not vested, shall terminate without consideration.

Distributions.  PSUs will be settled within 10 businessdays after vesting.  Vested RSUs will be settled upon the first to occur of (i) an Executive’s  separation from service (ii) a Change of Control., or (iii) the fifth anniversary of Emergence.

Joinder to the Stockholders Agreement:	Each Executive will execute a joinder to the limited liability company agreement / stockholders agreement of New Just Energy Parent consistent with the Governance Term Sheet attached to the PSA with Participants having the same rights and obligations as any other equityholder.

[4]	The fair market value of a share of common stock based (i) on the per share transaction price in a Change of Control, subject to any holdbacks and other contingent consideration or (ii) the 10-day VWAP immediately following an initial public listing, in each case taking into account any post-Emergence prior dividends and distributions..

[5]	The common equity value of the Company expressed on a per common share basis taking into account outstanding common shares, Emergence Grants and other instruments, if any, convertible into common stock and stock splits, consolidations and other similar events. The final documents will include customary dispute resolutions procedures regarding equity valuations. The Per Share Emergence Value will be determined promptly after the meetings of creditors to approve the Plan has concluded.

Taxes:	Participants may satisfy applicable withholdings for taxes and other amounts incurred in connection with settlement either through net share settlement or by voluntarily surrendering a portion of the Award equivalent in value to the amount to be withheld.
Severance:

The executives listed on Exhibit A will be provided cash severance benefits upon a termination (i) for a reason other than “cause”[6] or (ii) due to “good reason”[6] as follows:

•    On or before the first anniversary of Emergence: 1.5 x the Executive’s existing severance payment in their respective employment agreement.

•    After the first anniversary of Emergence and before a Change of Control: as per the terms of the Constructive Dismissal or Termination by the Company without Good Cause language in the executive’s respective employment agreement.

•    Within 24 months after a post-Emergence Change of Control: as per the terms of the Change of Control language in the executive’s respective employment agreement.

Executives’ employment agreements will be amended to reflect the foregoing effective as of the Effective Date.

Indemnity	On or before Emergence, Issuer shall enter into a new indemnity agreement, with each member of management having substantially similar terms to the existing agreement.[7]
Final Documentation	The final documentation related to the forgoing matters will not contain any covenants that impose material restrictions, limitations or additional obligations on an Executive that are not set forth herein.

[6]	As defined in the Employment Agreement.

[7]	Current Indemnity Agreements are provided by Just Energy Group Inc. (“JEGI”) on its and its subsidiaries behalf. As of closing, JEGI will be a subsidiary of New Just Energy Parent and its subsidiaries will only be the Canadian subsidiaries. Accordingly, New Just Energy Parent needs to provide indemnity agreements on its behalf and on behalf of all its subsidiaries.

Exhibit A

(Redacted.)

EXHIBIT 5

New Intercreditor Agreement Term Sheet

SEVENTH AMENDED AND RESTATED INTERCREDITOR AGREEMENT
SUMMARY OF TERMS AND CONDITIONS

May 12, 2022

This Summary of Terms and Conditions (this” Summary”) is intended for discussion purposes only and cannot be construed as creating an obligation to reach an agreement on definitive terms and conditions. This Summary does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation relating to the seventh amended and restated intercreditor agreement (the “Intercreditor Agreement”) to be entered into between the Borrowers, the other Obligors, the Collateral Agent, the Agent (for and on behalf of the Lenders) and the Commodity Suppliers party thereto from time to time.

Reference is made to the sixth amended and restated intercreditor agreement dated as of September 1, 2015 (as amended, supplemented or otherwise modified from time to time to the date hereof, the “Existing Intercreditor Agreement”) between National Bank of Canada, as Collateral Agent, National Bank of Canada, as the Agent (for and on behalf of the Lenders), Shell Energy, the Other Commodity Suppliers (as defined therein), the Borrowers, the Restricted Subsidiaries and other Persons from time to time party thereto. Unless the context otherwise requires, capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Existing Intercreditor Agreement.

Term	Change	Notes
Collateral Agent	National Bank of Canada to reflect collateral agency succession which occurred on March 1, 2019
Commodity Suppliers	Shell Energy North America (Canada) Inc., Shell Energy North America (US), L.P., Shell Trading Risk Management, LLC, BP Canada Energy Group ULC, BP Canada Energy Marketing Corp., BP Energy Company,[1] MacQuarie Bank Limited, MacQuarie Energy Canada Ltd. and MacQuarie Energy LLC [2]

Permit the addition of any or all of (i) Mercuria Energy America, LLC and its Affiliates, (ii) Hartree Partners, LP and its Affiliates and (iii) EDF Trading North America, LLC and its Affiliates (the “Agreed Additional Suppliers”), so long as each such Agreed Additional Supplier satisfies the Minimum Credit Criteria (as defined herein).

[1]	At this time it is not known if BP and Macquarie will remain as parties and Suppliers under the Intercreditor Agreement.

[2]	Exelon Generation Company, LLC, Nextera Energy Power Marketing LLC and Morgan Stanley Capital Group Inc. may be removed as parties and Suppliers under the Intercreditor Agreement.

Term	Change	Notes
Obligors	All Obligors under the tenth amended and restated credit agreement (the “Tenth ARCA”) to be entered into among the Borrowers, the Agent and the lenders party thereto from time to time, which Obligors shall include Just Energy Group Inc. and all of its North American operating subsidiaries. [3]
Definitions	-

Definition of “ISO Services Agreement” to be replaced with the following definition:

“ISO Services Agreement” means an agreement pursuant to which (i) an Obligor has reimbursement obligations to a Senior Creditor for payments made by such Senior Creditor on behalf of such Obligor to an ISO, or (ii) a Senior Creditor agrees to deal directly with an ISO on an Obligor’s behalf to schedule the delivery of electricity, bid into the day-ahead market, purchase in the real-time market, post collateral therefor and pay the purchase price of such electricity and attendant services, in each case regardless of any term of such agreement that states that title to such electricity has been transferred to the applicable Senior Creditor during such transactions. For the avoidance of doubt, net settlement instructions registered with the Alberta Electric System Operator (“AESO”) by agreement with an Obligor relating to the bilateral purchase of power between an Obligor and a Senior Creditor shall not constitute an ISO Services Agreement.

[3]	Obligors will not include JEAS Holdings LP, Just Ventures GP Corp., Just Ventures L.P., Just Energy Services Limited, Just Holdings L.P., American Home Energy Services Corp., Just Ventures LLC, Momentis U.S. Corp.

Term	Change	Notes
-

Definition of “ISO Services Obligations” to be replaced with the following definition:

“ISO Services Obligations” means the reimbursement obligations of an Obligor to a Senior Creditor under an ISO Services Agreement, including without limitation, the Shell Energy ISO Reimbursement Obligations and the BP ISO Services Obligations. Without limitation to the foregoing, any obligation arising in respect of the supply of electricity or services purchased, arranged or scheduled for or on behalf of an Obligor through an ISO and delivered to the Obligor or its customers pursuant to an ISO Services Agreement shall be an ISO Services Obligation for the purposes of Sections [2.02(e)] and [3.04(e)] of this Agreement, regardless of any provision of the ISO Services Agreement that directly or indirectly provides otherwise (including any term of such agreement that states that title to such electricity has been transferred to the applicable Senior Creditor during such transactions or that the physical or financial purchase or sale of such electricity is to be governed by a separate agreement). Notwithstanding the foregoing, any bilateral purchase of electricity between an Obligor and a Senior Creditor for which net settlement instructions are registered with the AESO by agreement with an Obligor shall not constitute ISO Services Obligations.

Term	Change		Notes
	-	consolidate separate treatment of Shell Energy versus “Other Commodity Supplier” to include only “Commodity Suppliers” [4]
	-	add Montreal to definition of “Business Day”
	-	update all references to CIBC to NBC to reflect the collateral agency succession which occurred on March 1, 2019
	-	increase “Deposit Threshold” from US$10MM to align with the “Permitted Encumbrance” limit in respect of Cash under the Tenth ARCA
	-	delete definition of “Energy Management Agreement” and related reference in “Shell Energy Agreement”
	-	delete definition of “Distributable Free Cash Flow”

[4]	Historical references in the security to these terms to be addressed in a reaffirmation agreement of the security.

Term	Change		Notes
	-	delete Exgen and Constellation related defined terms
	-	align definition of “Fiscal Year” with Tenth ARCA definition
	-	align definition of GAAP with Tenth ARCA definition
	-	delete references to “UK Obligors”
	-	delete references to “High Yield Debt”
	-	delete definition of “Modified Consolidated Basis”
	-	align definitions of “Permitted Asset Dispositions” and “Permitted Encumbrances” with Credit Agreement definitions
	-	increase $5MM threshold in definition of “Significant Creditor” to $20MM
Sections 1.02-1.08	No Change
Add a new Section 1.09	Amounts paid in the 2021-2022 CCAA proceedings and the Chapter 15 proceedings will not constitute “Proceeds of Realization” for purposes of the Intercreditor Agreement.
Article 2 Collections	No Change aside from consolidation of references to only Commodity Suppliers

Term	Change		Notes
Article 3 Security Sharing	-	Consolidation of references to only Commodity Suppliers
	-	Provide the Commodity Suppliers with the same priorities given to the commodity suppliers under the Existing Intercreditor Agreement
	-	If the Tenth ARCA requires mandatory reductions in the commitments thereunder (other than in the case of the termination of the commitments as a result of an Event of Default) [5], and as a result of such commitment reductions (i) the aggregate face amount of the letters of credit then outstanding under the credit facilities exceeds the reduced commitments of the Lenders under such credit facilities (such excess, the “LC Deficiency Amount”), and (ii) as a consequence the Obligors are required to provide cash collateral to the Agent (for the benefit of the Lenders) to secure the obligations of the Obligors relating to such letters of credit in the amount of the LC Deficiency Amount, then the Agent and the Lenders shall have priority in such cash collateral (unless and until such collateral is returned to the Obligors in accordance with the Tenth ARCA) in an amount not to exceed such LC Deficiency Amount. For the avoidance of doubt, the foregoing provision shall apply only for so long as the Tenth ARCA is in effect, and shall not apply to any refinancing of the Tenth ARCA.

[5]	The Tenth ARCA will have two categories of mandatory commitment reduction: (i) commitment reductions based on excess cash flow, and (ii) commitment reductions using proceeds from asset dispositions. The definitive Intercreditor Agreement will make reference to specific sections of the Tenth ARCA relating to those commitment reduction requirements.

Term	Change		Notes
Article 4 Enforcement and Remedies	No Change aside from consolidation of references to only Commodity Suppliers
Article 5 Assignment of Agreements	No Change aside from consolidation of references to only Commodity Suppliers
Article 6 Collateral Agent	-	Update references from CIBC to NBC, consolidation of references to only Commodity Suppliers and operational changes required by the Collateral Agent and as reasonably agreed by Shell.
	-	Section 6.04(3) of the Intercreditor Agreement to be aligned with Tenth ARCA.
Article 7 General Powers	No Change aside from consolidation of references to only Commodity Suppliers
Article 8 Miscellaneous	No Change aside from (i) consolidation of references to only Commodity Suppliers and (ii) to continue the existing provision in Section 8.13 of the Existing Intercreditor Agreement requiring consent of the Required Secured Creditors in order to admit a new Commodity Supplier (other than the Agreed Additional Suppliers), but Section 8.13 of the Existing Intercreditor Agreement will be modified to state that no more than 6 total Commodity Suppliers will be party to the Intercreditor Agreement (and for purposes of the foregoing a Commodity Supplier and its Affiliates shall be treated as a single Commodity Supplier).

Term	Change		Notes
Article 9 Restrictive Covenants, Reporting Covenants and Events of Default	Substantially the same with the following changes:
	-	Existing restrictive covenants (in Section 9.01) and reporting covenants (in Section 9.02) to be aligned with corresponding covenants in the Tenth ARCA, including changing Section 9.01(6) to be consistent with the Tenth ARCA (prohibition on Distributions).

	-	New covenant in Section 9.01 to provide that Just Energy will only enter into or renew or permit the assignment of Supplier Contracts where, in any case, the supplier thereunder and any new supplier satisfy the following criteria (the “Minimum Credit Criteria”): (i) has a minimum credit rating of (A) BBB- or higher by S&P, (B) Baa3 or higher by Moody’s, (C) BBB- or higher by Fitch, or (D) BBB- or higher by DBRS (the “Minimum Supplier Rating”), (ii) has its obligations backed by a guarantee from a Person with a credit rating meeting the requirements of (i) hereof or by a letter of credit issued by a bank whose long term debt is rated at least “A” by S&P, or (iii) is not rated or does not have its obligations backed by a guarantee or letter of credit as described in (i) or (ii) hereof provided that all such suppliers do not exceed 7.5% of the total supply under all Supplier Contracts. Notwithstanding the foregoing covenant, a Commodity Supplier that has its obligations backed by a letter of credit pursuant to (ii) above, is permitted to have a credit limit of up to USD$15,000,000 of obligations unsupported by a letter of credit (each, an “Unsecured Credit Limit”), so long as all such Unsecured Credit Limits of all Commodity Suppliers does not exceed USD$50,000,000 in the aggregate at any time.

Term	Change		Notes
	-	The covenant in Section 9.01(25) of the Credit Agreement will have to be amended to be consistent with the language noted-above.
	-	No additional reporting covenants, existing reporting covenants to be aligned with corresponding reporting requirements in the Tenth ARCA.
Definition by Reference	For purposes of the Intercreditor Agreement, (i) any capitalized terms defined in the Intercreditor Agreement by reference to the Tenth ARCA as of the date of the Intercreditor Agreement shall be subject to Shell’s approval and any other references to the Tenth ARCA that affect Shell shall be subject to Shell’s approval (acting reasonably), and (ii) any capitalized terms defined in the Intercreditor Agreement by reference to the Shell Energy Agreements as of the date of the Intercreditor Agreement shall be subject to the Agent’s approval.

EXHIBIT D

Backstop Commitment Letter

EXHIBIT E

Form of Joinder Agreement

This Joinder Agreement to the Plan Support Agreement, dated as of May 12, 2022 (as amended, supplemented, or otherwise modified from time to time, the “Agreement”), between (i) Just Energy Group Inc., Just Energy Corp., Ontario Energy Commodities Inc., Universal Energy Corporation, Just Energy Finance Canada ULC, Hudson Energy Canada Corp., Just Management Corp., 11929747 Canada Inc., 12175592 Canada Inc., JE Services Holdco I Inc., JE Services Holdco II Inc., 8704104 Canada Inc., Just Energy Advanced Solutions Corp., Just Energy (U.S.) Corp., Just Energy Illinois Corp., Just Energy Indiana Corp., Just Energy Massachusetts Corp., Just Energy New York Corp., Just Energy Texas I Corp., Just Energy, LLC, Just Energy Pennsylvania Corp., Just Energy Michigan Corp., Just Energy Solutions Inc., Hudson Energy Services LLC, Hudson Energy Corp., Interactive Energy Group LLC, Hudson Parent Holdings LLC, Drag Marketing LLC, Just Energy Advanced Solutions LLC, Fulcrum Retail Energy LLC, Fulcrum Retail Holdings LLC, Tara Energy, LLC, Just Energy Marketing Corp., Just Energy Connecticut Corp., Just Energy Limited, Just Solar Holdings Corp., Just Energy (Finance) Hungary Zrt, Just Energy Ontario L.P., Just Energy Manitoba L.P., Just Energy (B.C.) Limited Partnership, Just Energy Québec L.P., Just Energy Trading L.P., Just Energy Alberta L.P., Just Green L.P., Just Energy Prairies L.P., JEBPO Services LLP, and Just Energy Texas LP and (ii) the Plan Sponsor is executed and delivered by ___________________________ (the “Joining Party”) as of ______________, 2022. Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the Agreement.

1.                  Agreement to Be Bound. The Joining Party hereby agrees to be bound by all of the terms of the Agreement, a copy of which is attached to this Joinder Agreement as Exhibit 1 (as the same has been or may be hereafter amended, restated, or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a “Supporting Creditor,” and “Party” for all purposes under the Agreement and with respect to any and all Claims held by such Joining Party.

2.                  Representations and Warranties. With respect to the aggregate principal amount of the Claims set forth below its name on the signature page hereto, the Joining Party hereby makes the representations and warranties of a Supporting Creditor, as applicable, as set forth in Section 15 of the Agreement to each other Party to the Agreement.

3.                  Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the internal laws of the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to any conflict of law provisions which would require the application of the law of any other jurisdiction.

[Signature page follows.]

[JOINING PARTY]

By:
Name:
Title:
Notice Address:

Principal Amount of Credit Facility Claims: $______________________________
Principal Amount of Term Loan Claims: $____________________________
Principal Amount of Other Claims: $____________________________
Interests: ____________________________

Acknowledged:

COMPANY

Name:
Title:

2

EXHIBIT 1

Plan Support Agreement

EXHIBIT F

Term Sheet for Material Updates to Intercreditor Agreement

SEVENTH AMENDED AND RESTATED INTERCREDITOR AGREEMENT
SUMMARY OF TERMS AND CONDITIONS

May 12, 2022

This Summary of Terms and Conditions (this” Summary”) is intended for discussion purposes only and cannot be construed as creating an obligation to reach an agreement on definitive terms and conditions. This Summary does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation relating to the seventh amended and restated intercreditor agreement (the “Intercreditor Agreement”) to be entered into between the Borrowers, the other Obligors, the Collateral Agent, the Agent (for and on behalf of the Lenders) and the Commodity Suppliers party thereto from time to time.

Reference is made to the sixth amended and restated intercreditor agreement dated as of September 1, 2015 (as amended, supplemented or otherwise modified from time to time to the date hereof, the “Existing Intercreditor Agreement”) between National Bank of Canada, as Collateral Agent, National Bank of Canada, as the Agent (for and on behalf of the Lenders), Shell Energy, the Other Commodity Suppliers (as defined therein), the Borrowers, the Restricted Subsidiaries and other Persons from time to time party thereto. Unless the context otherwise requires, capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Existing Intercreditor Agreement.

Term	Change	Notes
Collateral Agent	National Bank of Canada to reflect collateral agency succession which occurred on March 1, 2019
Commodity Suppliers	Shell Energy North America (Canada) Inc., Shell Energy North America (US), L.P., Shell Trading Risk Management, LLC, BP Canada Energy Group ULC, BP Canada Energy Marketing Corp., BP Energy Company,[1] MacQuarie Bank Limited, MacQuarie Energy Canada Ltd. and MacQuarie Energy LLC [2]

Permit the addition of any or all of (i) Mercuria Energy America, LLC and its Affiliates, (ii) Hartree Partners, LP and its Affiliates and (iii) EDF Trading North America, LLC and its Affiliates (the “Agreed Additional Suppliers”), so long as each such Agreed Additional Supplier satisfies the Minimum Credit Criteria (as defined herein).

[1]	At this time it is not known if BP and Macquarie will remain as parties and Suppliers under the Intercreditor Agreement.

[2]	Exelon Generation Company, LLC, Nextera Energy Power Marketing LLC and Morgan Stanley Capital Group Inc. may be removed as parties and Suppliers under the Intercreditor Agreement.

Term	Change	Notes
Obligors	All Obligors under the tenth amended and restated credit agreement (the “Tenth ARCA”) to be entered into among the Borrowers, the Agent and the lenders party thereto from time to time, which Obligors shall include Just Energy Group Inc. and all of its North American operating subsidiaries. [3]
Definitions	-

Definition of “ISO Services Agreement” to be replaced with the following definition:

“ISO Services Agreement” means an agreement pursuant to which (i) an Obligor has reimbursement obligations to a Senior Creditor for payments made by such Senior Creditor on behalf of such Obligor to an ISO, or (ii) a Senior Creditor agrees to deal directly with an ISO on an Obligor’s behalf to schedule the delivery of electricity, bid into the day-ahead market, purchase in the real-time market, post collateral therefor and pay the purchase price of such electricity and attendant services, in each case regardless of any term of such agreement that states that title to such electricity has been transferred to the applicable Senior Creditor during such transactions. For the avoidance of doubt, net settlement instructions registered with the Alberta Electric System Operator (“AESO”) by agreement with an Obligor relating to the bilateral purchase of power between an Obligor and a Senior Creditor shall not constitute an ISO Services Agreement.

[3]	Obligors will not include JEAS Holdings LP, Just Ventures GP Corp., Just Ventures L.P., Just Energy Services Limited, Just Holdings L.P., American Home Energy Services Corp., Just Ventures LLC, Momentis U.S. Corp.

Term	Change	Notes
-

Definition of “ISO Services Obligations” to be replaced with the following definition:

“ISO Services Obligations” means the reimbursement obligations of an Obligor to a Senior Creditor under an ISO Services Agreement, including without limitation, the Shell Energy ISO Reimbursement Obligations and the BP ISO Services Obligations. Without limitation to the foregoing, any obligation arising in respect of the supply of electricity or services purchased, arranged or scheduled for or on behalf of an Obligor through an ISO and delivered to the Obligor or its customers pursuant to an ISO Services Agreement shall be an ISO Services Obligation for the purposes of Sections [2.02(e)] and [3.04(e)] of this Agreement, regardless of any provision of the ISO Services Agreement that directly or indirectly provides otherwise (including any term of such agreement that states that title to such electricity has been transferred to the applicable Senior Creditor during such transactions or that the physical or financial purchase or sale of such electricity is to be governed by a separate agreement). Notwithstanding the foregoing, any bilateral purchase of electricity between an Obligor and a Senior Creditor for which net settlement instructions are registered with the AESO by agreement with an Obligor shall not constitute ISO Services Obligations.

Term	Change		Notes
	-	consolidate separate treatment of Shell Energy versus “Other Commodity Supplier” to include only “Commodity Suppliers” [4]
	-	add Montreal to definition of “Business Day”
	-	update all references to CIBC to NBC to reflect the collateral agency succession which occurred on March 1, 2019
	-	increase “Deposit Threshold” from US$10MM to align with the “Permitted Encumbrance” limit in respect of Cash under the Tenth ARCA
	-	delete definition of “Energy Management Agreement” and related reference in “Shell Energy Agreement”
	-	delete definition of “Distributable Free Cash Flow”

[4]	Historical references in the security to these terms to be addressed in a reaffirmation agreement of the security.

Term	Change		Notes
	-	delete Exgen and Constellation related defined terms
	-	align definition of “Fiscal Year” with Tenth ARCA definition
	-	align definition of GAAP with Tenth ARCA definition
	-	delete references to “UK Obligors”
	-	delete references to “High Yield Debt”
	-	delete definition of “Modified Consolidated Basis”
	-	align definitions of “Permitted Asset Dispositions” and “Permitted Encumbrances” with Credit Agreement definitions
	-	increase $5MM threshold in definition of “Significant Creditor” to $20MM
Sections 1.02-1.08	No Change
Add a new Section 1.09	Amounts paid in the 2021-2022 CCAA proceedings and the Chapter 15 proceedings will not constitute “Proceeds of Realization” for purposes of the Intercreditor Agreement.
Article 2 Collections	No Change aside from consolidation of references to only Commodity Suppliers

Term	Change		Notes
Article 3 Security Sharing	-	Consolidation of references to only Commodity Suppliers
	-	Provide the Commodity Suppliers with the same priorities given to the commodity suppliers under the Existing Intercreditor Agreement
	-	If the Tenth ARCA requires mandatory reductions in the commitments thereunder (other than in the case of the termination of the commitments as a result of an Event of Default) [5], and as a result of such commitment reductions (i) the aggregate face amount of the letters of credit then outstanding under the credit facilities exceeds the reduced commitments of the Lenders under such credit facilities (such excess, the “LC Deficiency Amount”), and (ii) as a consequence the Obligors are required to provide cash collateral to the Agent (for the benefit of the Lenders) to secure the obligations of the Obligors relating to such letters of credit in the amount of the LC Deficiency Amount, then the Agent and the Lenders shall have priority in such cash collateral (unless and until such collateral is returned to the Obligors in accordance with the Tenth ARCA) in an amount not to exceed such LC Deficiency Amount. For the avoidance of doubt, the foregoing provision shall apply only for so long as the Tenth ARCA is in effect, and shall not apply to any refinancing of the Tenth ARCA.

[5]	The Tenth ARCA will have two categories of mandatory commitment reduction: (i) commitment reductions based on excess cash flow, and (ii) commitment reductions using proceeds from asset dispositions. The definitive Intercreditor Agreement will make reference to specific sections of the Tenth ARCA relating to those commitment reduction requirements.

Term	Change		Notes
Article 4 Enforcement and Remedies	No Change aside from consolidation of references to only Commodity Suppliers
Article 5 Assignment of Agreements	No Change aside from consolidation of references to only Commodity Suppliers
Article 6 Collateral Agent	-	Update references from CIBC to NBC, consolidation of references to only Commodity Suppliers and operational changes required by the Collateral Agent and as reasonably agreed by Shell.
	-	Section 6.04(3) of the Intercreditor Agreement to be aligned with Tenth ARCA.
Article 7 General Powers	No Change aside from consolidation of references to only Commodity Suppliers
Article 8 Miscellaneous	No Change aside from (i) consolidation of references to only Commodity Suppliers and (ii) to continue the existing provision in Section 8.13 of the Existing Intercreditor Agreement requiring consent of the Required Secured Creditors in order to admit a new Commodity Supplier (other than the Agreed Additional Suppliers), but Section 8.13 of the Existing Intercreditor Agreement will be modified to state that no more than 6 total Commodity Suppliers will be party to the Intercreditor Agreement (and for purposes of the foregoing a Commodity Supplier and its Affiliates shall be treated as a single Commodity Supplier).

Term	Change		Notes
Article 9 Restrictive Covenants, Reporting Covenants and Events of Default	Substantially the same with the following changes:
	-	Existing restrictive covenants (in Section 9.01) and reporting covenants (in Section 9.02) to be aligned with corresponding covenants in the Tenth ARCA, including changing Section 9.01(6) to be consistent with the Tenth ARCA (prohibition on Distributions).

	-	New covenant in Section 9.01 to provide that Just Energy will only enter into or renew or permit the assignment of Supplier Contracts where, in any case, the supplier thereunder and any new supplier satisfy the following criteria (the “Minimum Credit Criteria”): (i) has a minimum credit rating of (A) BBB- or higher by S&P, (B) Baa3 or higher by Moody’s, (C) BBB- or higher by Fitch, or (D) BBB- or higher by DBRS (the “Minimum Supplier Rating”), (ii) has its obligations backed by a guarantee from a Person with a credit rating meeting the requirements of (i) hereof or by a letter of credit issued by a bank whose long term debt is rated at least “A” by S&P, or (iii) is not rated or does not have its obligations backed by a guarantee or letter of credit as described in (i) or (ii) hereof provided that all such suppliers do not exceed 7.5% of the total supply under all Supplier Contracts. Notwithstanding the foregoing covenant, a Commodity Supplier that has its obligations backed by a letter of credit pursuant to (ii) above, is permitted to have a credit limit of up to USD$15,000,000 of obligations unsupported by a letter of credit (each, an “Unsecured Credit Limit”), so long as all such Unsecured Credit Limits of all Commodity Suppliers does not exceed USD$50,000,000 in the aggregate at any time.

Term	Change		Notes
	-	The covenant in Section 9.01(25) of the Credit Agreement will have to be amended to be consistent with the language noted-above.
	-	No additional reporting covenants, existing reporting covenants to be aligned with corresponding reporting requirements in the Tenth ARCA.
Definition by Reference	For purposes of the Intercreditor Agreement, (i) any capitalized terms defined in the Intercreditor Agreement by reference to the Tenth ARCA as of the date of the Intercreditor Agreement shall be subject to Shell’s approval and any other references to the Tenth ARCA that affect Shell shall be subject to Shell’s approval (acting reasonably), and (ii) any capitalized terms defined in the Intercreditor Agreement by reference to the Shell Energy Agreements as of the date of the Intercreditor Agreement shall be subject to the Agent’s approval.